

Corning 2008 Annual Report

CORNING

Corning is the world leader in specialty glass and ceramics, creating keystone components that enable high-technology systems for consumer electronics, mobile emissions control, telecommunications, and life sciences. Time and time again, our breakthrough, life-changing innovations have proven that if it is possible, Corning will make it real.

To our shareholders:

As a 158-year old company, Corning has truly lived through the best and worst of times. This year, we experienced some of both. We achieved remarkable highs, posting record performance for the first half of the year, and we hit distressing lows, taking difficult actions in response to a deepening global recession.

Corning posted its sixth consecutive year of improvement in 2008. In fact, since 2002, we have delivered the most significant period of sustained performance in the company's history. But the full-year figures don't tell the whole story. Corning's strong numbers resulted primarily from our exceptional performance in the first half of the year and the benefit of favorable foreign exchange rates. A clearer picture is to view 2008 as "The Year of Two Halves."

Corning started the year strong. Through the first half, we were on track for another year of record-breaking performance: Sales were up 21 percent over 2007; profits and earnings per share were both up 49 percent; operating cash flow was up 47 percent; and gross margins were up five points. The outstanding results were driven largely by Display Technologies, which outperformed expectations as consumers demonstrated their tremendous appetite for LCD TVs.

Corning's momentum began to shift in the fall, which was reflected in our performance for the second half of the year. Our fourth-quarter numbers tell a far more sober story than our full-year results: Total company sales were down approximately 30 percent from the third quarter and from the fourth quarter of 2007.

What is happening?

It is not news to anyone that we are in the midst of a global recession. This economic turbulence has affected most of Corning's businesses. Low consumer confidence has translated into reduced sales for personal computers and semiconductors, and a slowing growth rate for LCD TVs. An unprecedented drop in automotive sales, coupled with ongoing weakness in the U.S. trucking industry, has reduced demand for Corning's emissions-control products. In telecommunications, smaller IT budgets are making corporations cautious about investments in private networks. Corning's equity companies have also been impacted — most notably Dow Corning, which experienced a sales decline in the fourth quarter as a result of lower demand.

How are we responding?

We closely monitor all our customers and end markets, so when demand weakened, we faced our new reality and took action.

Corning began implementing cost-cutting actions early in the fourth quarter. We curbed capital expenditures, placed tough restrictions on discretionary spending, and put a stop to outside hiring. We committed to holding 2009 RD&E spending flat, which requires careful pacing of our innovation programs in this uncertain economy. And we moved quickly to align Corning's manufacturing operations with current market demand while maintaining the ability to increase production when demand returns. We delayed the construction and startup of new LCD tanks and idled other plants.

As the recession deepened, we began developing action plans to align our cost structure to lower 2009 revenue expectations. In January, after a careful analysis of market conditions in each business, we announced our decision to reduce our global workforce by approximately 13 percent and to suspend merit increases for salaried employees.

Workforce reductions are the most painful actions we take, and we do not make such decisions lightly. But lower market demand means we need to reduce costs and proactively work to generate positive free cash flow to maintain a healthy balance sheet. We anticipate a weak first half in 2009, followed by a modest recovery in LCD demand in the second half of the year. We believe our view of the year is realistic and that our actions are appropriate, but we will continue to monitor the environment closely and take the necessary steps to preserve Corning's financial health. If there are no signs of improvement by the end of the first half, we will take additional cost-cutting actions, such as manufacturing consolidation and further workforce reductions.

Our Corporate Strategy — for Good Times and Bad

As many of you know, Corning has been through tough times before. Six years ago, we survived one of the most serious challenges in the company's history as a result of the telecommunications downturn. You may be wondering whether the current situation is a repeat of the telecom crash. The answer to that question is *no*. We are currently experiencing a classic consumer-driven recession rather than an industry collapse. That doesn't make our restructuring actions any less painful; however, it does mean that Corning's businesses will recover when global economies recover and market demand returns. And, thanks to the lessons we learned and applied in the wake of the telecom crash, Corning is navigating the current downturn from a position of financial stability.

In 2002, we took a hard look at ourselves and Corning's distinctive identity. We recognized Corning's unique strength is the ability to apply our unparalleled expertise in glass and ceramics to create life-changing inventions. We also acknowledged the fact that growing through innovation comes with certain challenges. We know we will experience surges of growth, followed by periods of retreat. So we developed our Corporate Strategy Framework to preserve Corning's distinctive strengths, while mitigating our inherent volatility. Our long-term objective, after all, was not simply to survive a downturn, but to achieve another 150 years of innovation and independence.

Our Corporate Strategy Framework has three fundamental tenets: Corning needs to grow; we need to proactively create stability and balance; and we must preserve the trust of our stakeholders.

Corning grows through global innovation, and we continue to invest in RD&E even when we are going through difficult times. Following the telecom crash, we could have returned to profitability sooner if we had stopped spending on RD&E; but we knew that would have been short-sighted, so we kept innovating. That decision spawned a new round of inventions that are generating sales today. And we saw more evidence this year of how our commitment to investing in the future continues to create new growth opportunities. The Epic® system, Corning's revolutionary drug-screening tool, received extremely favorable evaluations from major pharmaceutical research companies and won several new customers. We launched our ClearCurve® bend-insensitive fiber product suite in Europe and Asia, and are now extending the technology for data center applications. And Corning's durable and lightweight Gorilla™ glass has been designed into several new products by leading consumer electronics companies. We sustain our commitment to RD&E because we know the investments we make today will benefit Corning and our stakeholders in the years ahead.

Stability comes from vigorously protecting our financial health. We maintain a strong balance sheet so we can weather economic volatility and preserve the institution no matter what comes our way. Over the past six years, we have minimized Corning's debt, carefully controlled spending, and preserved cash. This diligence has paid off. We ended 2008 with $2.8 billion in cash and only $1.6 billion in debt, of which less than $250 million is due over the next four years. Our strong cash position means we do not need to participate in the commercial paper market and are not directly impacted by the very tight credit environment that is challenging many companies. So Corning's balance sheet is extremely healthy, and we are in a good position to weather a prolonged downturn.

We preserve the trust of our stakeholders by always living our Values: Quality, Integrity, Performance, Leadership, Innovation, Independence, and The Individual. These Values guide us as we make difficult decisions, and ensure that we are always taking the long view of what's best for Corning and our employees, customers, investors, and the communities in which we operate. One way we live our Values is by communicating consistently and candidly about what we are seeing in our businesses. You can count on us to continue to do so.

"Corning's Corporate Strategy Framework is designed for good times and bad. It guided our recovery from the telecom downturn, drove our remarkable performance over the past six years, and has equipped us to successfully navigate the current global recession."

Corning's Corporate Strategy Framework is designed for good times and bad. It guided our recovery from the telecom downturn, drove our remarkable performance over the past six years, and has equipped us to successfully navigate the current global recession.

Looking Ahead

Although there is a lot of uncertainty as we head into 2009, we remain very confident in Corning's future. Here are some reasons that you, too, should continue to believe in Corning:

First, the fundamental growth drivers for Corning's businesses are all still in place. Although demand has slowed due to the economy, consumers around the world will continue to replace their CRT televisions with LCD TVs; the appetite for higher bandwidth will continue to create demand for our fiber-to-the-home products; and tightening environmental regulations will drive adoption of our substrates and filters.

Second, the strength of our competitive position has not changed. Corning is a leader in all the major markets in which we participate, and we continue to set industry standards and win new business. Our strategic relationship with Sharp Electronics is creating next-generation displays that extend Corning's leadership in the LCD market; we have established a leading market position for heavy-duty diesel products; and we continue to secure new fiber-to-the-home customers. As we scale back capacity, we are taking advantage of the opportunity to implement process improvements to enhance our competitive position when demand returns.

Third, we have a very rich new-product portfolio to create Corning's next wave of growth.

- Drawing upon 30 years of experience with environmental technologies, Corning is helping the power industry comply with tightening emissions regulations. Corning's unique carbon honeycomb has the potential to reduce mercury emissions from coal-fired plants by 90 percent, while also enabling useful byproducts.
- Corning has developed a revolutionary processing technology for chemicals used in electronics, drugs, personal-care items, and cars. Our high-throughput, scalable microreactor increases the efficiency and quality of chemical processing and reduces the amount of materials and energy used.
- Corning's synthetic green lasers are making it possible to project large high-resolution images from small portable devices like cell phones.
- And we continue to pursue longer-range opportunities. We have an exciting new initiative in photovoltaics, exploring how we can leverage our flat glass for solar energy applications.

Finally, Corning's people and our culture are a tremendous source of strength. We have an experienced management team that has been tested before. We have talented and passionate employees who are committed to excellence. And we have a proven track record of performance.

The coming year is going to be tough, there's no doubt about it. But Corning will survive this current challenge, as we have survived numerous challenges since 1851. The Management Committee is taking the necessary action to weather the year ahead, but we also continue laying the groundwork for Corning's *next* 150-plus years of innovation and independence.

Sincerely,



Wendell P. Weeks
Chairman of the Board & Chief Executive Officer

Financial Highlights: (in millions, except per share amounts)

	2008	2007	2006	2005	2004
Net Sales	**$ 5,948**	$ 5,860	$ 5,174	$ 4,579	$ 3,854
Income (loss) from continuing operations	**5,257**	2,150	1,855	585	(2,251)
Income from discontinued operations	**—**	—	—	—	20
Net income (loss)	**$ 5,257**	$ 2,150	$ 1,855	$ 585	$ (2,231)

Diluted earnings (loss) per common share					
Continuing operations	**$ 3.32**	$ 1.34	$ 1.16	$ 0.38	$ (1.62)
Discontinued operations	**—**	—	—	—	0.01
Net income (loss) per common share	**$ 3.32**	$ 1.34	$ 1.16	$ 0.38	$ (1.61)

Corning Incorporated
2008 Annual Report
Index

Corning Incorporated and its consolidated subsidiaries are hereinafter sometimes referred to as the "Company," the "Registrant," "Corning," or "we."

This report contains forward-looking statements that involve a number of risks and uncertainties. These statements relate to our future plans, objectives, expectations and estimates and may contain words such as "believes," "expects," "anticipates," "estimates," "forecasts," or similar expressions. Our actual results could differ materially from what is expressed or forecasted in our forward-looking statements. Some of the factors that could contribute to these differences include those discussed under "Forward-Looking Statements," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this report.

Business Description

General

Corning traces its origins to a glass business established in 1851. The present corporation was incorporated in the State of New York in December 1936. The Company's name was changed from Corning Glass Works to Corning Incorporated on April 28, 1989.

Corning is a global, technology-based corporation that operates in five reportable business segments: Display Technologies, Telecommunications, Environmental Technologies, Specialty Materials and Life Sciences. Corning manufactures and processes products at more than 51 plants in 15 countries.

Display Technologies Segment

Corning's Display Technologies segment manufactures glass substrates for active matrix liquid crystal displays (LCDs), that are used primarily in notebook computers, flat panel desktop monitors, and LCD televisions. Corning's facilities in Kentucky, Japan, Taiwan, and China and those of Samsung Corning Precision Glass Co., Ltd. (Samsung Corning Precision) develop, manufacture and supply high quality glass substrates using a proprietary fusion manufacturing process and technology expertise. Corning owns 50% of Samsung Corning Precision, Samsung Electronics Co., Ltd. owns 43% and three other shareholders own the remaining 7%. Samsung Corning Precision sells LCD glass to panel manufacturers in Korea while those panel manufacturers in other leading LCD-producing areas of the world - Japan, Taiwan, Singapore and China - are supplied by Corning.

Corning has been a technology leader in this market introducing new large-generation sized glass substrates used by our customers in the production of larger LCDs for monitors and television. We are recognized for providing product innovations that help our customers produce larger, lighter, thinner and higher-resolution displays more affordably. Glass substrates are currently available from Corning in sizes up to Generation 8 (2160mm x 2460mm), which was introduced by Corning in late 2006. In 2007, Corning announced an agreement with Sharp Corporation to develop and produce Generation 10 (2850mm x 3050mm) substrates. Large substrates (Generation 5 and higher) allow LCD manufacturers to produce larger and a greater number of panels from each substrate. The larger size leads to economies of scale for LCD manufacturers and has enabled lower display prices for consumers which may continue in the future. At the end of 2008, approximately 92% of Corning and Samsung Corning Precision's volume of LCD glass was Generation 5 (1100mm x 1250mm) and higher.

Corning invented its proprietary fusion manufacturing process which is the cornerstone of the Company's technology leadership in the LCD industry. The automated process yields high quality glass substrates with excellent dimensional stability and uniformity - essential attributes for the production of increasingly larger, high performance active matrix LCDs. Corning's fusion process is scalable and has proven to be among the most effective processes in producing large size substrates. In 2006, Corning launched EAGLE XG™, the industry's first environmentally-friendly LCD glass substrate that is free of heavy metals.

LCD glass manufacturing is a highly capital intensive business. Corning has made significant investments to expand its LCD glass facilities in response to customer demand. The environment is very competitive. Important attributes for success include efficient manufacturing, access to capital, technology know-how, and patents.

Patent protection and proprietary trade secrets are important to the segment's operations. Corning has a growing portfolio of patents relating to its products, technologies and manufacturing processes. Corning licenses certain of its patents to Samsung Corning Precision and other third parties and generates royalty income from these licenses. Refer to the material under the heading "Patents and Trademarks" for information relating to patents and trademarks.

The Display Technologies segment represented 46% of Corning's sales for 2008.

Telecommunications Segment

The Telecommunications segment produces optical fiber and cable, and hardware and equipment products for the worldwide telecommunications industry. Corning invented the world's first low-loss optical fiber more than 35 years ago and now offers a range of optical fiber technology products and enhancements for a variety of applications, including premises, fiber-to-the-premises access, metropolitan, long-haul and submarine networks. Corning makes and sells InfiniCor® fibers for local area networks, data centers and central offices; SMF-28e+™ single mode optical fiber that provides additional transmission wavelengths in metropolitan and access networks; SMF-28® ULL fiber that has the lowest loss of any terrestrial grade fiber; LEAF® optical fiber for long-haul, regional and metropolitan networks; ClearCurve fiber for use in multiple dwelling units; and Vascade® submarine optical fibers for use in submarine networks. Corning has two large optical fiber manufacturing facilities in North Carolina and another facility in China. As a result of lowered demand for optical fiber products, in 2002 Corning mothballed its optical fiber manufacturing facility in Concord, North Carolina and transferred certain capabilities to its Wilmington, North Carolina facility. In 2007, Corning reopened a portion of the Concord, North Carolina facility primarily as a result of volume growth in the optical fiber market.

A significant portion of Corning's optical fiber is sold to subsidiaries such as Corning Cable Systems LLC (Corning Cable Systems), and Corning Cable Systems Polska Sp. Z o.o. Optical fiber is cabled prior to being sold to end users in cabled form. Our remaining fiber production is sold directly to end users or third party cablers around the world. Corning's cabling operations include facilities in North Carolina, Poland, and Germany and smaller regional locations and equity affiliates.

Corning's hardware and equipment products include cable assemblies, fiber optic hardware, fiber optic connectors, optical components and couplers, closures and pedestals, splice and test equipment and other accessories for optical connectivity. For copper connectivity, Corning's products include subscriber demarcation, connection and protection devices, xDSL (different variations of digital subscriber lines) passive solutions and outside plant enclosures. Each of the product lines may be combined in Corning's fiber-to-the-premises solutions. Corning has manufacturing operations for hardware and equipment products in North Carolina, Arizona, and Texas, as well as Europe, Mexico, China, and the Dominican Republic. In addition, Corning offers products for the cable television industry, including coaxial connectors and associated tools.

Patent protection is important to the segment's operations. The segment has an extensive portfolio of patents relating to its products, technologies and manufacturing processes. The segment licenses certain of its patents to third parties and generates revenue from these licenses, but the royalty income is not currently material to the business. Corning is also licensed to use certain patents owned by others. These licenses are also important to the segment's operations. Refer to the material under the heading "Patents and Trademarks" for information relating to the Company's patents and trademarks.

The Telecommunications segment represented 30% of Corning's sales for 2008.

Environmental Technologies Segment

Corning's environmental products include ceramic technologies and solutions for emissions and pollution control in mobile and stationary applications around the world, including automotive and diesel substrate and filter products. In the early 1970's, Corning developed an economical, high-performance cellular ceramic substrate that is now the standard for catalytic converters worldwide. In response to tightening emission control regulations around the world, Corning has continued to develop more efficient substrate products with higher density and greater surface area. Corning manufactures automotive products in New York, Virginia, China, Germany and South Africa. Corning continues to develop new ceramic substrate and filter technologies for diesel emission control device products to meet the tightening emission control regulations around the world. Corning manufactures diesel products in New York, Virginia, Germany, and South Africa. Corning sells its ceramic substrate and filter products worldwide to manufacturers of emission control systems who then sell to automotive and diesel engine manufacturers. Although most sales are made to the emission control systems manufacturers, the use of Corning substrates and filters is generally required by the specifications of the automotive and diesel engine manufacturers.

Patent protection is important to the segment's operations. The segment has an extensive portfolio of patents relating to its products, technologies and manufacturing processes. The segment is also licensed to use certain patents owned by others. These licenses are also important to the segment's operations. Refer to the material under the heading "Patents and Trademarks" for information relating to the Company's patents and trademarks.

The Environmental Technologies segment represented 12% of Corning's sales for 2008.

Specialty Materials Segment

The Specialty Materials segment manufactures products that provide more than 150 material formulations for glass, glass ceramics and fluoride crystals to meet demand for unique customer needs. Consequently, this segment operates in a wide variety of commercial and industrial markets that include display optics and components, semiconductor optics components, aerospace and defense, astronomy, ophthalmic products, telecommunications components and optical quality glass that is optimized for high-end portable devices and touch screens. Semiconductor optics manufactured by Corning include high-performance optical material products, optical-based metrology instruments, and optical assemblies for applications in the global semiconductor industry. Corning's semiconductor optics products are manufactured in New York. Other specialty glass products include glass lens and window components and assemblies and are made in New York, Virginia, and France or sourced from China.

The Specialty Materials segment represented approximately 6% of Corning's sales for 2008.

Life Sciences Segment

Life Sciences laboratory products include microplate products, coated slides, filter plates for genomics sample preparation, plastic cell culture dishes, flasks, cryogenic vials, roller bottles, mass cell culture products, liquid handling instruments, Pyrex® glass beakers, pipettors, serological pipettes, centrifuge tubes and laboratory filtration products. Corning sells products under three primary brands: Corning, Costar and Pyrex. Corning manufactures these products in Maine, New York, and Mexico and markets them worldwide, primarily through distributors, to government entities, pharmaceutical and biotechnology companies, hospitals, universities and other research facilities.

Patent protection is important to the segment's operations, particularly for some of its new products. The segment has a growing portfolio of patents relating to its products, technologies and manufacturing processes. Brand recognition, through some well known trademarks, is important to the segment. Refer to the material under the heading "Patents and Trademarks" for information relating to the Company's patents and trademarks.

The Life Sciences segment represented approximately 6% of Corning's sales for 2008.

All Other

Other Products primarily include development projects and new product lines, certain corporate investments, Samsung Corning Precision's non-LCD business, and Corning's Eurokera and Keraglass equity ventures with Saint Gobain Vitrage S.A. of France which manufacture smooth cooktop glass/ceramic products in France, China, and South Carolina. Development projects and new product lines involve the use of various technologies for new products such as synthetic green lasers, silicon-on-glass, microreactors, thin-film photovoltaics, and mercury abatement. In 2006, Corning announced the commercial launch of the Epic™ system, a high-throughput label-free screening platform based on optical biosensor technology. The system offers drug developers the ability to evaluate promising new drug targets through both biochemical and cell-based drug discovery applications.

Until December 31, 2007, Corning had a 50% interest in Samsung Corning Company, Ltd. (Samsung Corning), a producer of glass panels and funnels for cathode ray tubes for televisions and computer monitors, which had manufacturing facilities in Korea, Germany, China and Malaysia. Samsung Electronics Company, Ltd. and affiliates owned the remaining 50% interest in Samsung Corning. On December 31, 2007, Samsung Corning Precision acquired all of the outstanding shares of Samsung Corning. After the transaction, Corning retained its 50% interest in Samsung Corning Precision. As noted above, equity earnings from the non-LCD business of Samsung Corning Precision are included in Other Products.

Other products represented less than 1% of Corning's sales for 2008.

Additional explanation regarding Corning and its five segments is presented in Management's Discussion and Analysis of Financial Condition under Operating Review and Results of Operations and Note 19 (Operating Segments) to the Consolidated Financial Statements.

Corporate Investments

Corning and The Dow Chemical Company (Dow Chemical) each own half of Dow Corning Corporation (Dow Corning), an equity company headquartered in Michigan that manufactures silicone products worldwide. Dow Corning is a leader in silicon-based technology and innovation, offering more than 7,000 products and services. Dow Corning is the majority-owner of Hemlock Semiconductor, a market leader in the production of high purity polycrystalline for the semiconductor and solar energy industries. Dow Corning emerged from Chapter 11 bankruptcy proceedings during 2004. Dow Corning's sales were $5.5 billion in 2008. Additional discussion about Dow Corning appears in the Legal Proceedings section. Dow Corning's financial statements are attached in Item 15, Exhibits and Financial Statement Schedules.

Corning and PPG Industries, Inc. each own half of Pittsburgh Corning Corporation (PCC), an equity company in Pennsylvania that manufactures glass products for architectural and industrial uses. PCC filed for Chapter 11 bankruptcy reorganization in April 2000. Corning also owns half of Pittsburgh Corning Europe N.V. (PCE), a Belgian corporation that manufactures glass products for industrial uses primarily in Europe. Additional discussion about PCC and PCE appears in the Legal Proceedings section.

Additional information about corporate investments is presented in Note 7 (Investments) to the consolidated financial statements.

Competition

Corning competes across all of its product lines with many large and varied manufacturers, both domestic and foreign. Some of these competitors are larger than Corning, and some have broader product lines. Corning strives to maintain its position through technology and product innovation. For the future, Corning believes its competitive advantage lies in its commitment to research and development, and its commitment to quality. There is no assurance that Corning will be able to maintain its market position or competitive advantage.

Display Technologies Segment

Corning, including Samsung Corning Precision, is the largest worldwide producer of glass substrates for active matrix LCD displays. Although the LCD glass substrate industry was negatively impacted by economic conditions in 2008, Corning has maintained its market position. Corning believes it has competitive advantages in LCD glass substrate products from investing in new technologies, providing a consistent and reliable supply and using its proprietary fusion manufacturing process. This process allows us to deliver glass that is larger, thinner and lighter with exceptional surface quality and without heavy metals. Asahi Glass, Nippon Electric Glass and Avan Strate, Inc. (formerly NH Techno) are Corning's principal competitors in display glass substrates.

Telecommunications Segment

Competition within the telecommunications equipment industry is intense among several significant companies. Corning is a leading competitor in the segment's principal product lines which include optical fiber and cable and hardware and equipment. Price and new product innovations are significant competitive factors. The competitive landscape has experienced increasing competition causing price pressure in all regions. These competitive conditions are likely to persist.

Corning is the largest producer of optical fiber and cable products, but faces significant competition due to continued excess capacity in the market place, price pressure and new product innovations. Corning believes its large scale manufacturing experience, fiber process, technology leadership and intellectual property assets yield cost advantages relative to several of its competitors. The primary competing producers of optical fiber and cable products are Furukawa Electric/OFS, Fujikura Ltd., Sumitomo Electric, Prysmian Cables & Systems and Draka Comteq.

For hardware and equipment products, significant competitors are 3M Company (3M), Tyco Electronics, Furukawa OFS, CommScope, and ADC Communications.

Environmental Technologies Segment

For worldwide automotive ceramic substrate products, Corning has a leading market position that has remained relatively stable over the past year. Corning believes its competitive advantage in automotive ceramic substrate products for catalytic converters is based upon global presence, customer service, engineering design services and product innovation. Corning has established a strong presence in the heavy duty and light duty diesel vehicle substrate market. Corning's Environmental Technologies products face principal competition from NGK, Denso, Ibiden and Emitec.

Specialty Materials Segment

Corning is a leading supplier of materials and products for lithography optics in the semiconductor industry. Corning's market position for these products has remained relatively stable during the past year. Corning seeks to compete by providing superior optical quality, leading optical designs and a local Corning presence supporting its customers. For Corning's semiconductor optical material products, general specialty glass/glass ceramic products and ophthalmic products, Schott, Shin-Etsu Quartz Products, Asahi Fine Glass, Carl Zeiss, Nikon, Transitions Optical, Oerlikon, Hoya and Heraeus are the main competitors.

Life Sciences Segment

Corning is a leading supplier of glass and plastic science laboratory products, with a growing plastics products market presence in North America and Europe, and a solid laboratory glass products market presence. Corning seeks to maintain competitive advantages by emphasizing product quality, product availability, supply chain efficiency, a wide product line and superior product attributes. For laboratory products, Schott, Kimble, Greiner and Becton Dickinson are the principal worldwide competitors. Corning also faces increasing competition from large distributors that have backward integrated or introduced private label products.

Raw Materials

Corning's production of specialty glasses, ceramics, and related materials requires significant quantities of energy, uninterrupted power sources, certain precious metals, and various batch materials.

Although energy shortages and power interruptions have not been a problem recently, the cost of energy has been volatile. Corning has achieved flexibility through important engineering changes to take advantage of low-cost energy sources in most significant processes. Specifically, many of Corning's principal manufacturing processes can be operated with natural gas, propane, oil or electricity, or a combination of these energy sources.

Availability of resources (ores, minerals, polymers, and processed chemicals) required in manufacturing operations, appears to be adequate. Corning's suppliers, from time to time, may experience capacity limitations in their own operations, or may eliminate certain product lines. Corning believes it has adequate programs to ensure a reliable supply of batch materials and precious metals. For many products, Corning has alternate glass compositions that would allow operations to continue without interruption in the event of specific materials shortages.

Certain key materials and proprietary equipment used in the manufacturing of products are currently sole sourced or available only from a limited number of suppliers. Any future difficulty in obtaining sufficient and timely delivery of components could result in lost sales due to delays or reductions in product shipments, or reductions in Corning's gross margins.

Patents and Trademarks

Inventions by members of Corning's research and engineering staff have been, and continue to be, important to the Company's growth. Patents have been granted on many of these inventions in the United States and other countries. Some of these patents have been licensed to other manufacturers, including companies in which Corning has equity investments. Many of the earlier patents have now expired, but Corning continues to seek and obtain patents protecting its newer innovations. In 2008, Corning was granted over 140 patents in the U.S. and over 230 patents in countries outside the U.S.

Each business segment possesses its own patent portfolio that provides certain competitive advantages in protecting Corning's innovations. Corning has historically enforced, and will continue to enforce, its intellectual property rights. At the end of 2008, Corning and its wholly owned subsidiaries owned over 4,300 unexpired patents in various countries of which about 2,400 were U.S. patents. Between 2009 and 2011, approximately 12% of these patents will expire, while at the same time Corning intends to seek patents protecting its newer innovations. Worldwide, Corning has over 4,850 patent applications in process, with about 1,400 in process in the U.S. Corning believes that its patent portfolio will continue to provide a competitive advantage in protecting Corning's innovation, although Corning's competitors in each of its businesses are actively seeking patent protection as well.

The Display Technologies segment has over 290 patents in various countries of which over 110 are U.S. patents. No one patent is considered material to this business segment. Some of the important issued U.S. patents in this segment include patents relating to glass compositions and methods for the use and manufacture of glass substrates for display applications. There is no group of important Display Technology segment patents set to expire between 2009 and 2011.

The Telecommunications segment has over 1,700 patents in various countries of which over 860 are U.S. patents. No one patent is considered material to this business segment. Some of the important issued U.S. patents in this segment include: (i) patents relating to optical fiber products including dispersion compensating fiber, low loss optical fiber and high data rate optical fiber and processes and equipment for manufacturing optical fiber including methods for making optical fiber preforms and methods for drawing, cooling and winding optical fiber; (ii) patents relating to optical fiber ribbons and methods for making such ribbon, fiber optic cable designs and methods for installing optical fiber cable; and (iii) patents relating to optical fiber connectors, termination and storage and associated methods of manufacture. A few patents relating to optical fiber connectors, a termination device and a few relating to optical fiber manufacturing will expire between 2009 and 2011.

The Environmental Technologies segment has over 410 patents in various countries of which over 220 are U.S. patents. No one patent is considered material to this business segment. Some of the important issued U.S. patents in this segment include patents relating to cellular ceramic honeycomb products, together with ceramic batch and binder system compositions, honeycomb extrusion and firing processes, and honeycomb extrusion dies and equipment for the high-volume, low-cost manufacture of such products. One family of patents related to manufacturing ceramic structures is set to expire between 2009 and 2011.

The Specialty Materials segment has over 650 patents in various countries of which over 390 are U.S. patents. No one patent is considered material to this business segment. Some of the important issued U.S. patents in this segment include patents relating to ophthalmics, LCD imagemask and semiconductor/ microlithography optics and blanks, metrology instrumentation and laser/precision optics, glass polarizers, specialty fiber, and refractories. One family of patents related to glass manufacturing is set to expire between 2009 and 2011.

The Life Sciences segment has over 110 patents in various countries of which over 60 are U.S. patents. No one patent is considered material to this business segment. Some of the important issued U.S. patents in this segment include patents relating to methods and apparatus for the manufacture and use of scientific laboratory equipment including nucleic acid arrays, multiwell plates, and cell culture products. A few patents relating to devices for conducting drug transport studies and cell culture systems will expire between 2009 and 2011.

Products reported in All Other include development projects, new product lines, and other businesses or investments that do not meet the threshold for separate reporting. Some of the important issued U.S. patents in this segment include patents relating to equipment for label independent drug discovery, microreactors and methods of manufacture, and semiconductor lasers and related packaging.

Many of the Company's patents are used in operations or are licensed for use by others, and Corning is licensed to use patents owned by others. Corning has entered into cross licensing arrangements with some major competitors, but the scope of such licenses has been limited to specific product areas or technologies.

Corning's principal trademarks include the following: Corning, Celcor, DuraTrap, Eagle2000, EagleXG, Epic, Evolant, HPFS, Lanscape, Pyrex, ClearCurve, SMF-28e, Gorilla, and Jade.

Protection of the Environment

Corning has a program to ensure that its facilities are in compliance with state, federal and foreign pollution-control regulations. This program has resulted in capital and operating expenditures during the past several years. In order to maintain compliance with such regulations, capital expenditures for pollution control in continuing operations were approximately $27 million in 2008 and are estimated to be $18 million in 2009.

Corning's 2008 consolidated operating results were charged with approximately $44 million for depreciation, maintenance, waste disposal and other operating expenses associated with pollution control. Corning believes that its compliance program will not place it at a competitive disadvantage.

Employees

At December 31, 2008, Corning had approximately 27,000 full-time employees, including approximately 10,600 employees in the United States. From time to time, Corning also retains consultants, independent contractors, and temporary and part-time workers. Unions are certified as bargaining agents for approximately 26% of Corning's United States employees.

Executive Officers

Wendell P. Weeks *Chairman and Chief Executive Officer*
Mr. Weeks joined Corning in 1983 and was named a vice president and deputy general manager of the Telecommunications Products division in 1995, vice president and general manager in 1996, senior vice president in 1997, senior vice president of Opto-Electronics in 1998, executive vice president in 1999, president, Corning Optical Communications in 2001, president and chief operating officer of Corning in 2002, and president and chief executive officer in 2005. Mr. Weeks became chairman and chief executive officer on April 26, 2007. Mr. Weeks is a director of Merck & Co. Inc. Mr. Weeks has been a member of Corning's Board of Directors since 2000. Age 49.

James B. Flaws *Vice Chairman and Chief Financial Officer*
Mr. Flaws joined Corning in 1973 and served in a variety of controller and business management positions. Mr. Flaws was elected assistant treasurer of Corning in 1993, vice president and controller in 1997 and vice president of finance and treasurer in May 1997, senior vice president and chief financial officer in December 1997, executive vice president and chief financial officer in 1999 and to his current position in 2002. Mr. Flaws is a director of Dow Corning Corporation. Mr. Flaws has been a member of Corning's Board of Directors since 2000. Age 60.

Peter F. Volanakis *President and Chief Operating Officer*
Mr. Volanakis joined Corning in 1982 and subsequently held various marketing, development and commercial positions in several divisions. He was named managing director Corning GmbH in 1992, executive vice president of CCS Holding, Inc., formerly known as Siecor Corporation, in 1995, senior vice president of Advanced Display Products in 1997, executive vice president of Display Technologies and Life Sciences in 1999, president of Corning Technologies in 2001, and became chief operating officer in 2005. Mr. Volanakis became president and chief operating officer on April 26, 2007. Mr. Volanakis is a director of Dow Corning Corporation and The Vanguard Group. Mr. Volanakis has been a member of Corning's Board of Directors since 2000. Age 53.

Kirk P. Gregg *Executive Vice President and Chief Administrative Officer*
Mr. Gregg joined Corning in 1993 as director of Executive Resources & Compensation. He was named vice president of Executive Resources and Employee Benefits in 1994, senior vice president, Administration in December 1997 and to his current position in 2002. He is responsible for Human Resources, Information Technology, Procurement and Transportation, Community, State and Federal Government Affairs, Aircraft Operations and Business Services. Prior to joining Corning, Mr. Gregg was with General Dynamics Corporation as corporate director, Key Management Programs, and was responsible for executive compensation and benefits, executive development and recruiting. Age 49.

Joseph A. Miller *Executive Vice President and Chief Technology Officer*
Dr. Miller joined Corning in 2001 as senior vice president and chief technology officer. He was appointed to his current position in 2002. Prior to joining Corning, Dr. Miller was with E.I. DuPont de Nemours, Inc., where he served as chief technology officer and senior vice president for research and development since 1994. He began his career with DuPont in 1966. Dr. Miller is a director of Greatbatch, Inc. and Dow Corning Corporation. Age 67.

Pamela C. Schneider *Senior Vice President and Operations Chief of Staff*
Ms. Schneider joined Corning in 1986 as senior financial analyst in the Controllers Division. In 1988 she became manager of internal audit. In 1990 she was named controller and in 1991 chief financial officer of Corning Asahi Video Products Company. In January 1993, she was appointed vice president and chief financial officer for Corning Consumer Products Company, and in 1995 vice president Finance and Administration. In 1997, she was named vice president and in 1999 senior vice president, Human Resources and diversity officer for Corning Incorporated. Ms. Schneider was appointed to her present position in April 2002. Age 54.

Lawrence D. McRae *Senior Vice President, Strategy and Corporate Development*
Mr. McRae joined Corning in 1985 and served in various financial, sales and marketing positions. He was appointed vice president Corporate Development in 2000, senior vice president Corporate Development in 2003 and most recently, senior vice president Strategy and Corporate Development in October 2005. Mr. McRae is on the board of directors of Dow Corning Corporation, and Samsung Corning Precision Glass Co., Ltd. Age 50.

Katherine A. Asbeck *Senior Vice President - Finance*
Ms. Asbeck joined Corning in 1991 as director of accounting. She was appointed assistant controller in 1993, designated chief accounting officer in 1994, elected vice president and controller in 1997 and senior vice president in 2001. She was elected to her current position in October 2005. Ms. Asbeck was designated as Corning's principal accounting officer from 1994 to 2006 and again from February 2008 to present. She will retire from this role effective March 31, 2009. Ms. Asbeck is a director of Samsung Corning Precision Glass Co., Ltd. Age 52.

Vincent P. Hatton *Senior Vice President and General Counsel*
Mr. Hatton joined Corning in 1981 as an assistant corporate counsel and became a division counsel in 1984. He was named assistant general counsel, Specialty Materials in May 1993, and director of the Legal Department in 1995. He was elected vice president in 1998 and senior vice president in 2003. Mr. Hatton was elected to his current position on March 1, 2007. Age 58.

Document Availability

A copy of Corning's 2008 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available upon written request to Ms. Denise A. Hauselt, Secretary and Assistant General Counsel, Corning Incorporated, HQ-E2-10, Corning, NY 14831. The Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 and other filings are available as soon as reasonably practicable after such material is electronically filed or furnished to the SEC, and can be accessed electronically free of charge, through the Investor Relations category of the Corning home page on the Internet at www.corning.com. The information contained on the Company's website is not included in, or incorporated by reference into, this Annual Report on Form 10-K.

Risk Factors

Set forth below are some of the principal risks and uncertainties that could cause our actual business results to differ materially from any forward-looking statements contained in this Report or otherwise have a detrimental affect on the company. These risks should be considered in making any investment decisions in Corning. Future results could be materially affected by general industry and market conditions, changes in laws or accounting rules, general economic and political conditions, including a global economic slowdown, fluctuation of interest rates or currency exchange rates, terrorism, political unrest or international conflicts, political instability or major health concerns, natural disasters or other disruptions of expected business conditions. These risk factors should be considered in addition to our cautionary comments concerning forward-looking statements in this Annual Report. Additional risks not described above, or unknown to us, may also adversely affect Corning or its results.

As a result of the current recession in the economies of the United States and many other countries and volatility and uncertainty in global capital and credit markets, a number of the risks we normally face may increase in both our consolidated operations and at our equity method investments. These include:

- Reduced consumer demand for the products our customers manufacture, notably automobiles and heavy duty trucks, LCD televisions and computer monitors which results in lowering demand for the products we sell.
- Increased price competition resulting in lower sales, profitability and cash flow.
- Deterioration in the financial condition of our customers resulting in reduced sales, an inability to collect receivables, payment delays or potentially bankruptcy or insolvency.
- Increased risk of insolvency of financial institutions, which may limit Corning's liquidity in the future or adversely affect its ability to use its revolving credit facility, or result in losses from hedged transactions or from counterparty risk on various financial transactions.
- Increased turmoil in the financial markets may limit Corning's, its customers' or suppliers' ability to access the capital markets or require limitations or terms and conditions for such access that are more restrictive and costly than in the past.
- Declines in our businesses that could result in material charges for restructuring or asset impairments.
- Increased risk that financial investments by our customers, suppliers or equity companies may not achieve historical levels of liquidity.

Our sales could be negatively impacted by the actions or circumstances of one or more key customers leading to the substantial reduction in orders for our products

Corning's ten largest customers account for about 54% of our sales. There are two individual customers which accounted for more than 10% of Corning's consolidated sales in 2008. AU Optronics Corporation (AUO) and Chi Mei Optoelectronics Corporation (Chi Mei), two customers of the Display Technologies segment, accounted for 11% and 10%, respectively, of consolidated sales in 2008.

In addition, a relatively small number of customers accounted for a high percentage of net sales in each of our reportable operating segments. For 2008, three customers of the Display Technologies segment accounted for 65% of total segment net sales when combined. In the Telecommunications segment, two customers accounted for 24% of segment net sales when combined. In the Environmental Technologies segment, three customers accounted for 81% of total segment sales in aggregate. In the Specialty Materials segment, one customer accounted for 11% of segment sales in 2008. In the Life Sciences segment, one distributor accounted for 45% of segment sales in 2008.

Samsung Corning Precision's sales were also concentrated in 2008, with sales to two LCD panel makers located in South Korea accounting for approximately 94% of total Samsung Corning Precision sales.

The sale of LCD glass substrates in 2008 and previous years provide no assurance that positive trends will continue. Our customers are LCD panel and color filter makers. As they switch to larger size glass, the pace of their orders may be uneven while they adjust their manufacturing processes and facilities. Additionally, consumer preferences for panels of differing sizes, price, or other seasonal factors, may lead to pauses in market growth from time to time. Our customers may not be able to maintain their profitability or access sufficient capital to fund routine maintenance and operations or planned expansions, which may limit their pace of orders to us. Emerging material technologies could replace our glass substrates for certain applications resulting in a decline in demand for our LCD products. Technologies for displays in competition with LCD panels may reduce or eliminate the need for our glass substrate. These technologies may include organic light emitting diodes and plasma display panels. New process technologies developed by our competitors may also place us at a cost or quality disadvantage. Our inability to manufacture glass substrates in the sizes and quantities needed by our customers may result in loss of revenue, margins and profits or liabilities for failure to supply. A scarcity of resources, limitations on technology, personnel or other factors resulting in a failure to produce commercial quantities of very large size glass substrates, particularly from new facilities being constructed at a major customer in Japan, could have adverse financial consequences to us.

Our Telecommunications segment customers' purchases of our products are affected by their capital expansion plans, general market and economic uncertainty and regulatory changes, including broadband policy. Sales in the Telecommunications segment are expected to be impacted by the pace of fiber-to-the-premises deployments by our customers such as Verizon Communications Inc. Our sales will be dependent on planned targets for homes passed and connected. Changes in our customers' deployment plans could adversely affect future sales in any quarter or for the full year.

In the Environmental Technologies segment, sales of our ceramic substrate and filter products for automotive and diesel emissions and pollution control are expected to fluctuate with vehicle production. Changes in governmental laws and regulations for air quality and emission controls may also influence future sales. Sales in our Environmental Technologies segment are mainly to three catalyzers and emission system component manufacturers. Our customers sell these systems to automotive original equipment manufacturers and diesel engine manufacturers. Sales within this segment may be affected by adverse developments in the global vehicle or U.S. freight hauling industries or by such factors as higher fuel prices that may affect vehicle sales or downturns in freight traffic.

Sales in our Specialty Materials segment track closely with the semiconductor cycle and our customers' responses to that cycle. In 2008, one customer accounted for 11% of Specialty Materials segment sales.

Sales in our Life Sciences segment are through two large distributors, and the remaining balance is to a variety of government entities, pharmaceutical and biotechnology companies, hospitals, universities and other research facilities. In 2008, our primary distributor accounted for 45% of Life Sciences' segment sales. Changes in our distribution arrangements in this segment may adversely affect this segment's financial results.

If the markets for our products do not develop and expand as we anticipate, demand for our products may decline, which would negatively impact our results of operations and financial performance

The markets for our products are characterized by rapidly changing technologies, evolving industry or government standards and new product introductions. Our success is expected to depend, in substantial part, on the successful introduction of new products, or upgrades of current products, and our ability to compete with new technologies. The following factors related to our products and markets, if not achieved, could have an adverse impact on our results of operations:

- our ability to introduce leading products such as glass substrates for liquid crystal displays, optical fiber and cable and hardware and equipment, and environmental substrate and filter products at competitive prices;
- our ability to manufacture adequate quantities of increasingly larger glass substrates to satisfy our customers technical requirements and our contractual obligations;
- continued strong demand for notebook computers and LCD monitors;
- growth in purchases of LCD televisions to replace other technologies;
- screen size of LCD televisions, which affects glass demand;
- our ability to develop new products in response to government regulations and laws, particularly diesel filter products in the Environmental Technologies segment; and
- growth of the fiber-to-the-premises build-out in North America and western Europe.

We face pricing pressures in each of our leading businesses that could adversely affect our financial performance

We face pricing pressure in each of our leading businesses as a result of intense competition, emerging new technologies, or over-capacity. While we will work toward reducing our costs to offset pricing pressures, we may not be able to achieve proportionate reductions in costs or to sustain our current rate of cost reduction. We anticipate pricing pressures will continue into 2009 and beyond in all our businesses.

We face risks related to our international operations and sales

We have customers and significant operations, including manufacturing and sales, located outside the U.S. We have large manufacturing operations for liquid crystal display glass substrates in Taiwan, Japan and Korea, including an equity investment in Samsung Corning Precision operating in South Korea that makes glass substrates for the Korean LCD market. All of our Display segment customers are located in the Asia-Pacific region. As a result of these and other international operations, we face a number of risks, including:

- geographical concentration of our factories and operations;
- periodic health epidemic concerns;
- difficulty of managing global operations;
- difficulty in protecting intellectual property or sensitive commercial and operations data or information technology systems generally;
- tariffs, duties and other trade barriers including anti-dumping duties;
- differing legal systems;
- natural disasters;
- potential power loss affecting glass production and equipment damage;
- political and economic instability in foreign markets; and
- foreign currency risk.

Any of these items could cause our sales or profitability to be significantly reduced.

Additionally, a significant amount of the specialized manufacturing capacity for our Display Technologies segment is concentrated in three overseas countries and it is reasonably possible that the use of one or more such facilities could be disrupted. Due to the specialized nature of the assets and the customers' locations, it may not be possible to find replacement capacity quickly or substitute production from facilities in other countries. Accordingly, loss of these facilities could produce a near-term severe impact to our display business and the Company as a whole.

We face risks due to foreign currency fluctuations

Because we have significant customers and operations outside the U.S., fluctuations in foreign currencies, especially the Japanese yen, the New Taiwan dollar, the Korean won, and the euro, affect our sales and profit levels. Foreign exchange rates may make our products less competitive in countries where local currencies decline in value relative to the dollar and Japanese yen. Sales in our Display Technologies segment, representing 46% of Corning's sales in 2008, are denominated in Japanese yen. If sales grow in our Display Technologies segment this will increase our exposure to currency fluctuations. Corning hedges significant transaction and balance sheet currency exposures and uses derivatives instruments to limit exposure to foreign currency fluctuations associated with certain monetary assets and liabilities as well as operating results. Although we hedge these items, changes in exchange rates (especially the Japanese yen to U.S. dollar) may significantly impact our reported revenues and profits.

If the financial condition of our customers declines, our credit risks could increase

Although we have a rigorous process to administer credit and believe our reserve is adequate, we have experienced, and in the future may experience, losses as a result of our inability to collect our accounts receivable. If our customers fail to meet their payment obligations to us, we could experience reduced cash flows and losses in excess of amounts reserved. Some customers of our Display Technologies segment are thinly capitalized and/or marginally profitable. In our Environmental products segment, the U.S. auto makers and certain of their suppliers have encountered credit downgrades. These factors may result in an inability to collect receivables or a possible loss in business. As of December 31, 2008 reserves and allowances for trade receivables totaled approximately $20 million.

If we do not successfully adjust our manufacturing volumes and fixed cost structure, or achieve manufacturing yields or sufficient product reliability, our operating results and cash flow could suffer, and we may not achieve anticipated profitability levels

Investments in additional manufacturing capacity of certain businesses, including liquid crystal display glass and diesel emission substrates and filters present challenges. We may face technical and process issues in moving to commercial production and there can be no assurance that Corning will be able to pace its capacity expansion to the actual demand. Economic results may adversely affect our ability to complete planned capacity expansion and products. It is possible that manufacturing capacity may exceed or lag customer demand during certain periods.

The manufacturing of our products involves highly complex and precise processes, requiring production in highly controlled and dust-free environments. Changes in our manufacturing processes could significantly reduce our manufacturing yields and product reliability. In some cases, existing manufacturing may be insufficient to achieve the requirements of our customers. We will need to develop new manufacturing processes and techniques to achieve targeted volume, pricing and cost levels that will permit profitable operations. While we continue to fund projects to improve our manufacturing techniques and processes, we may not achieve satisfactory cost levels in our manufacturing activities that will fully satisfy our profitability targets.

Our future financial performance depends on our ability to purchase a sufficient amount of materials, parts, and manufacturing equipment components to meet the demands of our customers

Our ability to meet customer demand depends, in part, on our ability to obtain timely and adequate delivery of materials, parts and components from our suppliers. We may experience shortages that could adversely affect our operations. Although we work closely with our suppliers to avoid shortages, there can be no assurances that we will not encounter these problems in the future. Furthermore, certain manufacturing equipment, raw materials or components are available only from a single source or limited sources. We may not be able to find alternate sources in a timely manner. A reduction, interruption or delay of supply, or a significant increase in the price for supplies, such as manufacturing equipment, raw materials or energy, could have a material adverse effect on our businesses.

We have incurred, and may in the future incur, restructuring and other charges, the amounts of which are difficult to predict accurately

We have recorded several charges for restructuring, impairment of assets, and the write-off of cost and equity based investments in the last 3 years. As a result of the decline in the economy and its impact on Corning's businesses, we recorded a restructuring charge of $22 million in the Telecommunications segment in 2008 and, in January announced our plans to reduce our global workforce which will cause a restructuring charge in the range of $115 million to $165 million in the first quarter of 2009. Certain of our equity affiliates are also considering restructuring charges. We may have additional actions which result in restructuring charges in the future.

We have incurred, and may in the future incur, goodwill and other intangible asset impairment charges

At December 31, 2008, Corning had goodwill and other intangible assets of $305 million. While we believe the estimates and judgments about future cash flows used in the goodwill impairment tests are reasonable, we cannot provide assurance that future impairment charges will not be required if the expected cash flow estimates as projected by management do not occur, especially if the current economic recession continues for a lengthy period or becomes more severe.

If our products, including materials purchased from our suppliers experience performance issues, our business will suffer

Our business depends on the production of products of consistently high quality. Our products, components and materials purchased from our suppliers, are typically tested for quality. These testing procedures are limited to evaluating our products under likely and foreseeable failure scenarios. For various reasons, our products, including materials purchased from our suppliers, may fail to perform as expected. In some cases, product redesigns or additional expense may be required to correct a defect. A significant or systemic product failure could result in customer relations problems, lost sales, and financial damages.

We face competition in most of our businesses

We expect that we will face additional competition from existing competitors, low cost manufacturers and new entrants. We must invest in research and development, expand our engineering, manufacturing and marketing capabilities, and continue to improve customer service and support in order to remain competitive. We cannot provide assurance that we will be able to maintain or improve our competitive position.

Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations

Our effective tax rate could be adversely impacted by several factors, some of which are outside of our control, including:

- changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;
- changes in tax laws and the interpretation of those tax laws;
- changes to our assessments about the realizability of our deferred tax assets which are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic environments in which we do business;
- the outcome of current and future tax audits, examinations, or administrative appeals;
- changes in generally accepted accounting principles that affect the accounting for taxes; and
- limitations or adverse findings regarding our ability to do business in some jurisdictions.

In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Significant judgment is required in determining our worldwide provision for income taxes. Although we believe our tax estimates are reasonable, the final determination could be materially different from our historical tax provisions and accruals.

Accounting and disclosure rules may affect financial results

Generally accepted accounting principles and accompanying accounting pronouncements, implementation guidelines, and interpretations for many areas of our business, such as revenue recognition, accounting for investments, and accounting for stock options, are very complex and involve significant and sometimes subjective judgments. Changes in these rules or their interpretation could significantly impact our reported earnings and operating income and could add significant volatility to those measures in the future, without a corresponding change in our cash flows.

We rely on key personnel and the loss of their services or the inability to attract and retain them may negatively affect our businesses

Our ability to continue to attract, retain and motivate qualified research and development, engineering and operating personnel, generally and during periods of rapid growth, especially in those of our businesses focused on new products and advanced manufacturing processes, is essential to our business success. We also depend on the services of experienced key senior management.

The loss of the services of any of our key research and development, engineering or operational personnel or senior management without adequate replacement, or the inability to attract new qualified personnel, could have a material adverse effect on our operations and financial performance.

We are subject to strict environmental regulations and regulatory changes that could result in fines or restrictions that interrupt our operations

Our manufacturing process generates chemical waste, waste water and other industrial waste and various green house gases at various stages in the manufacturing process, and we are currently or may be in the future subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of such substances. We have installed various types of anti-pollution equipment for the treatment of chemical waste and waste water at our various facilities. We have taken steps to affect the amount of greenhouse gases created by our manufacturing operations. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environment standards.

Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension/cessation of production or operations. In addition, environmental regulations could require us to acquire costly equipment, incur other significant compliance expenses or limit or restrict production or operations and thus materially and negatively affect our financial condition and results of operations.

Changes in regulations and the regulatory environment in the U.S. and other countries, such as those resulting from the regulation and impact of global warming and CO_2 abatement, may affect our businesses and their results in adverse ways by, among other things, substantially increasing manufacturing costs, limiting availability of scarce resources, especially energy, or requiring limitations on production and sale of our products or those of our customers.

We may experience difficulties in enforcing our intellectual property rights and we may be subject to claims of infringement of the intellectual property rights of others

We may encounter difficulties in protecting our intellectual property rights or obtaining rights to additional intellectual property necessary to permit us to continue or expand our businesses. We cannot assure you that the patents that we hold or may obtain will provide meaningful protection against our competitors. Changes in law concerning intellectual property may affect our ability to protect our intellectual property. Litigation may be necessary to enforce our intellectual property rights. Litigation is inherently uncertain and the outcome is often unpredictable. Other companies hold patents on technologies used in our industries and are aggressively seeking to expand, enforce and license their patent portfolios.

The intellectual property rights of others could inhibit our ability to introduce new products. We are, and may in the future be, subject to claims of intellectual property infringement or misappropriation that may result in loss of revenue, require us to incur substantial costs, or lead to monetary damages or injunctive relief against us. We cannot assure you as to the outcome of any such claims.

Current or future litigation may harm our financial condition or results of operations

Pending, threatened or future litigation is subject to inherent uncertainties. Our financial condition or results of operations may be adversely affected by unfavorable outcomes, expenses and costs exceeding amounts estimated or insured. In particular, we have been named as a defendant in numerous lawsuits alleging personal injury from exposure to asbestos and adverse rulings in such lawsuits or the inability to successfully resolve such matters may adversely affect the Company. As described in Legal Proceedings, a new PCC Plan of Reorganization was filed with the Bankruptcy Court on January 29, 2009 proposing a resolution of PCC asbestos claims. It remains reasonably possible that changes to the Amended PCC Plan may be negotiated and the elements of the plan and its approval are subject to a number of contingencies before the resolution outlined in the Plan becomes final.

We face risks through our equity method investments in companies that we do not control

Corning's net income includes significant equity in earnings of associated companies. For the year ended December 31, 2008, we recognized $1.3 billion of equity earnings, of which 96% came from our two largest investments: Dow Corning Corporation (which makes silicone products) and Samsung Corning Precision (which makes liquid crystal display glass). Samsung Corning Precision is located in the Asia-Pacific region and is subject to political and geographic risks mentioned above, as well as business and other risks within the Display segment. Our equity investments may not continue to perform at the same levels as in recent years. In 2007, we recognized equity losses associated with Samsung Corning Co., Ltd. (a 50% equity method investment that made glass panels and funnels for conventional televisions), which recorded fixed asset and other impairment charges. Dow Corning emerged from Chapter 11 bankruptcy in 2004 and has certain obligations under its Plan of Reorganization to resolve and fund claims of its creditors and personal injury claimants. Dow Corning may incur further bankruptcy charges in the future which may adversely affect its operations or assets.

We may not have adequate insurance coverage for claims against us

We face the risk of loss resulting from product liability, securities, fiduciary liability, intellectual property, antitrust, contractual, warranty, environmental, fraud and other lawsuits, whether or not such claims are valid. In addition, our product liability, fiduciary, directors and officers, property, natural catastrophe and comprehensive general liability insurance may not be adequate to cover such claims or may not be available to the extent we expect. Our insurance costs can be volatile and, at any time, can increase given changes in market supply and demand. We may not be able to obtain adequate insurance coverage in the future at acceptable costs. A successful claim that exceeds or is not covered by our policies could require us to pay substantial sums. Some of the carriers in our excess insurance programs are in liquidation and may not be able to respond if we should have claims reaching into excess layers. The financial health of other insurers may deteriorate. Several of our insurance carriers are litigating with us the extent, if any, of their obligation to provide insurance coverage for asbestos liabilities asserted against us. The results of that litigation may adversely affect our insurance coverage for those risks. In addition, we may not be able to obtain adequate insurance coverage for certain risk such as political risks, terrorism or war.

Our businesses may be subject to increased regulatory enforcement

Some of our business segments operate in industries with a concentrated number of competitors and customers both foreign and domestic. While we have adopted a corporate-wide compliance program, we may become the subject of antitrust or other governmental investigations from many jurisdictions which may adversely impact our reputation or our ability to make and sell products in the future.

Legal Proceedings

Environmental Litigation. Corning has been named by the Environmental Protection Agency (the Agency) under the Superfund Act, or by state governments under similar state laws, as a potentially responsible party at 19 active hazardous waste sites. Under the Superfund Act, all parties who may have contributed any waste to a hazardous waste site, identified by the Agency, are jointly and severally liable for the cost of cleanup unless the Agency agrees otherwise. It is Corning's policy to accrue for its estimated liability related to Superfund sites and other environmental liabilities related to property owned by Corning based on expert analysis and continual monitoring by both internal and external consultants. Corning has accrued approximately $21 million (undiscounted) for its estimated liability for environmental cleanup and litigation at December 31, 2008. Based upon the information developed to date, management believes that the accrued reserve is a reasonable estimate of the Company's liability and that the risk of an additional loss in an amount materially higher than that accrued is remote.

Dow Corning Bankruptcy. Corning and Dow Chemical each own 50% of the common stock of Dow Corning. In May 1995, Dow Corning filed for bankruptcy protection to address pending and claimed liabilities arising from many thousands of breast implant product lawsuits. On June 1, 2004, Dow Corning emerged from Chapter 11 with a Plan of Reorganization (the Plan) which provided for the settlement or other resolution of implant claims. The Plan also includes releases for Corning and Dow Chemical as shareholders in exchange for contributions to the Plan.

Under the terms of the Plan, Dow Corning has established and is funding a Settlement Trust and a Litigation Facility to provide a means for tort claimants to settle or litigate their claims. Inclusive of insurance, Dow Corning has paid approximately $1.6 billion to the Settlement Trust. As of December 31, 2008, Dow Corning had recorded a reserve for breast implant litigation of $1.6 billion and anticipates insurance receivables of $56 million. As a separate matter arising from the bankruptcy proceedings, Dow Corning is defending claims asserted by a number of commercial creditors who claim additional interest at default rates and enforcement costs, during the period from May 1995 through June 2004. As of December 31, 2008, Dow Corning has estimated the liability to commercial creditors to be within the range of $79 million to $231 million. As Dow Corning management believes no single amount within the range appears to be a better estimate than any other amount within the range, Dow Corning has recorded the minimum liability within the range. Should Dow Corning not prevail in this matter, Corning's equity earnings would be reduced by its 50% share of the amount in excess of $79 million, net of applicable tax benefits. In addition, the London Market Insurers (the "LMI Claimants") have claimed a reimbursement right with respect to a portion of insurance proceeds previously paid by the LMI Claimants to Dow Corning. This claim is based on a theory that the LMI Claimants overestimated Dow Corning's liability for the resolution of implant claims pursuant to the Plan. The LMI Claimants offered two calculations of their claim amount: $54 million and $93 million, plus minimum interest of $67 million and $116 million, respectively. These estimates were explicitly characterized as preliminary and subject to change. Litigation regarding this claim is in the discovery stage. Dow Corning disputes the claim and is unable to reasonably estimate any potential liability. There are a number of other claims in the bankruptcy proceedings against Dow Corning awaiting resolution by the U.S. District Court, and it is reasonably possible that Dow Corning may record bankruptcy-related charges in the future. There are no remaining tort claims against Corning, other than those that will be channeled by the Plan into facilities established by the Plan or otherwise defended by the Litigation Facility.

Pittsburgh Corning Corporation. Corning and PPG Industries, Inc. (PPG) each own 50% of the capital stock of Pittsburgh Corning Corporation (PCC). Over a period of more than two decades, PCC and several other defendants have been named in numerous lawsuits involving claims alleging personal injury from exposure to asbestos. On April 16, 2000, PCC filed for Chapter 11 reorganization in the U.S. Bankruptcy Court for the Western District of Pennsylvania. At the time PCC filed for bankruptcy protection, there were approximately 12,400 claims pending against Corning in state court lawsuits alleging various theories of liability based on exposure to PCC's asbestos products and typically requesting monetary damages in excess of one million dollars per claim. Corning has defended those claims on the basis of the separate corporate status of PCC and the absence of any facts supporting claims of direct liability arising from PCC's asbestos products. Corning is also currently involved in approximately 10,300 other cases (approximately 41,500 claims) alleging injuries from asbestos and similar amounts of monetary damages per case. Those cases have been covered by insurance without material impact to Corning to date. As described below, several of Corning's insurance carriers have filed a legal proceeding concerning the extent of any insurance coverage for these claims. Asbestos litigation is inherently difficult, and past trends in resolving these claims may not be indicators of future outcomes.

On March 28, 2003, Corning announced that it had reached agreement with the representatives of asbestos claimants for the resolution of all current and future asbestos claims against it and Pittsburgh Corning Corporation (PCC), which might arise from PCC products or operations (the 2003 Plan). The 2003 Plan would have required Corning to relinquish its equity interest in PCC, contribute its equity interest in Pittsburgh Corning Europe N.V. (PCE), a Belgian corporation, contribute 25 million shares of Corning common stock, and pay a total of $140 million in six annual installments (present value $131 million at March 2003), beginning one year after the plan's effective date, with 5.5 percent interest from June 2004. In addition, the 2003 Plan provided that Corning would assign certain insurance policy proceeds from its primary insurance and a portion of its excess insurance.

On December 21, 2006, the Bankruptcy Court issued an order denying confirmation of the 2003 Plan for reasons it set out in a memorandum opinion. Several parties, including Corning, filed motions for reconsideration. These motions were argued on March 5, 2007, and the Bankruptcy Court reserved decision.

On January 10, 2008, some of the parties in the proceeding advised the Bankruptcy Court that they had made substantial progress on an amended plan of reorganization (the Amended PCC Plan) that resolved issues raised by the Court in denying the confirmation of the 2003 Plan and that would therefore make it unnecessary for the Bankruptcy Court to decide the motion for reconsideration. On March 27, 2008 and May 22, 2008, the parties further informed the Bankruptcy Court on the progress toward the Amended PCC Plan. The parties filed a partial tentative plan on August 8, 2008. The parties continued to inform the Bankruptcy Court of the status of their discussions on the Amended PCC Plan. The complete proposed Amended PCC Plan and its ancillary documents were filed with the Bankruptcy Court on January 29, 2009.

As a result, Corning believes the Amended PCC Plan now represents the most probable outcome of this matter and expects that such a proposed Amended PCC Plan will be confirmed by the Court. At the same time, Corning believes the 2003 Plan no longer serves as the basis for the Company's best estimate of liability. Key provisions of the proposed Amended PCC Plan address the concerns expressed by the Bankruptcy Court. Accordingly, in the first quarter of 2008, Corning adjusted its asbestos litigation liability to reflect components of the Amended PCC Plan. The proposed resolution of PCC asbestos claims under the Amended PCC Plan requires Corning to contribute its equity interests in PCC and PCE and to contribute a fixed series of payments, recorded at present value on December 31, 2008. Corning will have the option to use its shares rather than cash to make these payments, but the liability is fixed by dollar value and not the number of shares. The proposed Amended Plan would require Corning to make one payment of $100 million one year from the date the Amended PCC Plan becomes effective and certain conditions are met and five additional payments of $50 million each on subsequent anniversaries of the first payment, subject to credits applicable under certain circumstances to Corning's final $50 million payment.

The Amended PCC Plan does not include non-PCC asbestos claims that may be or have been raised against Corning. Corning has recorded an additional $150 million for such claims in its estimated asbestos litigation liability. The liability for non-PCC claims was estimated based upon industry data for asbestos claims since Corning does not have recent claim history due to the injunction issued by the PCC Bankruptcy Court. The estimated liability represents the undiscounted projection of claims and related legal fees over the next 20 years. The amount may need to be adjusted in future periods as more Company-specific data becomes available.

The Amended PCC Plan is subject to a number of contingencies. Payment of the amounts required to fund the Amended PCC Plan from insurance and other sources are subject to a number of conditions which may not be achieved. The approval of the Amended PCC Plan by the Bankruptcy Court is not certain and may face objections by some parties. Any approval of the Amended PCC Plan by the Bankruptcy Court is subject to appeal. The proposed Amended PCC Plan will also be subject to a vote of PCC's creditors. For these and other reasons, Corning's liability for these asbestos matters may be subject to changes in subsequent quarters. The estimate of the cost of resolving the non-PCC asbestos claims may also be subject to change as developments occur. Management continues to believe that the likelihood of the uncertainties surrounding these proceedings causing a material adverse impact to Corning's financial statements is remote.

Several of Corning's insurers have commenced litigation for a declaration of the rights and obligations of the parties under insurance policies, including rights that may be affected by the potential resolutions described above. Corning is vigorously contesting these cases. Management is unable to predict the outcome of this insurance litigation and therefore cannot estimate the range of any possible loss.

Seoul Guarantee Insurance Co. and other creditors against Samsung Group and affiliates. Prior to their merger, Samsung Corning Precision Glass Co., Ltd. (Samsung Corning Precision) and Samsung Corning Co. Ltd. (Samsung Corning) were two of approximately thirty co-defendants in a lawsuit filed by Seoul Guarantee Insurance Co. and thirteen other creditors (SGI and Creditors) for alleged breach of an agreement that approximately thirty affiliates of the Samsung group entered into with SGI and Creditors in September 1999 ("the Agreement"). The lawsuit is pending in the courts of South Korea. According to the Agreement, the Samsung affiliates agreed to sell 3.5 million shares of Samsung Life Insurance Co., Ltd. (SLI) by December 31, 2000, which were transferred to SGI and Creditors in connection with the petition for court receivership of Samsung Motor Inc. 1.17 million shares have already been sold by SGI and Creditors. In the lawsuit, SGI and Creditors allege that, in the event that the proceeds of sale of the SLI shares is less than 2.45 trillion Korean won (approximately $1.95 billion, the "Principal"), the Samsung affiliates allegedly agreed to compensate SGI and Creditors for the shortfall, by other means, including the sale of an additional 500,000 SLI shares (the "Additional Shares") and Samsung affiliates' purchase of equity or subordinated debentures to be issued by SGI and Creditors (the "SGI Equity"). Any excess proceeds from the sale of the SLI shares are to be distributed to the Samsung affiliates. The suit asks for total damages of 4.73 trillion Korean won (approximately $3.76 billion) plus penalty interest. On January, 31, 2008, the Seoul District Court ruled that the Agreement was valid and that Samsung affiliates have a joint and severable liability for the Principal (less a proportion of that amount for any SLI shares sold by SGI and Creditors), plus interest at a rate of 6% per annum. The court dismissed plaintiffs' demand for cash payment, ruling instead that the Samsung affiliates are obligated to sell up to 2.33 million shares of SLI and pay to SGI and Creditors up to 1.63 trillion Korean won (approximately $1.29 billion) from the proceeds of such sale. If total proceeds are less than the Principal (including proceeds for the 1.17 million SLI shares already sold by SGI and Creditors), the Samsung affiliates are obligated to provide proceeds from the sale of the Additional Shares and provide the remainder of the Principal through purchase of SGI Equity. The ruling has been appealed. Due to the uncertainties around the financial impact to each of the respective Samsung affiliates, Samsung Corning Precision is unable to reasonably estimate the amount of potential loss, if any, associated with this case and therefore no provision for such loss is reflected in its financial statements. Other than as described above, no claim in these matters has been asserted against Corning Incorporated or any of its affiliates.

Ellsworth Industrial Park, Downers Grove, IL Environmental Litigation. Corning has settled claims for contribution for personal injury and property damage arising from the alleged release of solvents from the operations of several corporate defendants at the Ellsworth Industrial Park into soil and groundwater. Corning has also settled a cost-recovery action by the State of Illinois against a number of corporate defendants as a result of an alleged groundwater contamination at this industrial park site. Two additional corporate defendants have made claims for contribution for property damage and cost recovery for remediations at this industrial park site. Corning has a number of defenses to these two actions, which management intends to contest vigorously. Based upon the information developed to date and recognizing that the outcome of litigation is uncertain, management believes that the likelihood of a materially adverse impact to Corning's financial statements is remote.

Astrium Insurance Litigation. In February 2007, American Motorists Insurance Company and Lumbermens Mutual Casualty Company (collectively "AMICO") filed a declaratory judgment action against Corning, Corning NetOptix, Inc., OFC Corporation, Optical Filter Corporation, Galileo Electro-Optics Corporation, Galileo Corporation and NetOptix Corporation in the U.S. District Court for the Central District of California, seeking reimbursement for approximately $14 million in defense costs incurred to defend all defendants, except Corning, in an underlying lawsuit entitled Astrium S.A.S., et al. v. TRW, Inc., et al. Defendants' answers to the complaint were filed on March 5, 2007 and the parties have exchanged initial discovery disclosures. Mediation conducted on November 29, 2007 did not resolve the case, and the parties are engaging in discovery. The parties filed summary judgment motions in October 2008 which were ruled upon on December 24, 2008. The court granted partial summary judgment to each of the parties clarifying the extent of any reimbursement that can be proven by the Plaintiff. Trial is rescheduled for February 17, 2009. Based upon the information developed to date and recognizing that the outcome of litigation is uncertain, management believes that the likelihood of a materially adverse impact to Corning's financial statements is remote.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) Corning Incorporated common stock is listed on the New York Stock Exchange. In addition, it is traded on the Boston, Midwest, Pacific and Philadelphia stock exchanges. Common stock options are traded on the Chicago Board Options Exchange. The abbreviated ticker symbol for Corning Incorporated is "GLW."

The following table sets forth the high and low sales price of Corning's common stock as reported on the Composite Tape.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2008				
Price range				
High	**$25.24**	**$28.07**	**$23.05**	**$15.64**
Low	**$20.04**	**$23.02**	**$14.46**	**$ 7.36**
2007				
Price range				
High	$23.33	$26.67	$27.25	$26.80
Low	$18.12	$22.43	$21.47	$20.85

As of December 31, 2008, there were approximately 23,500 record holders of common stock and approximately 570,450 beneficial shareholders.

Between July 1, 2007 and December 31, 2008, Corning paid a quarterly cash dividend of $0.05 per share on the Company's common stock.

Equity Compensation Plan Information

The following table shows the total number of outstanding options and shares available for other future issuances of options under all of our existing equity compensation plans, including our 2005 Employee Equity Participation Program, our 2003 Equity Plan for Non-Employee Directors and our 2002 Worldwide Employee Share Purchase Plan as of December 31, 2008.

	A	B	C
Plan Category	Number of Securities To Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in Column A)
Equity Compensation Plans Approved by Security Holders (1)	89,630,246	$26.92	72,374,060
Equity Compensation Plans Not Approved by Security Holders	0	0	0
Total	89,630,246	$26.92	72,374,060

(1) Shares indicated are total grants under the most recent shareholder approved plans as well as any shares remaining outstanding from any prior shareholder approved plans.

Performance Graph

The following graph illustrates the cumulative total shareholder return over the last five years of Corning's Common Stock, the S&P 500 and the S&P Communications Equipment Companies (in which Corning is currently included). The graph includes the capital weighted performance results of those companies in the communications equipment companies classification that are also included in the S&P 500.


Comparison of Five-Year Cumulative Total Return Among
Corning Incorporated, S&P 500 and S&P Communications Equipment
(Fiscal Years Ended December 31)
Indexed to 100
Corning Incorporated
S&P 500
S&P Communications Equipment
250
200
150
100
50
0
2003
2004
2005
2006
2007
2008

(b) Not applicable.

(c) The following table provides information about our purchases of our common stock during the fiscal fourth quarter of 2008:

Issuer Purchases of Equity Securities

Period	Total Number of Shares in Millions Purchased (1)	Average Price Paid per Share (1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (2)
October 1-31, 2008	1,280	$14.56	0	$625,036,742
November 1-30, 2008	113	$10.41	0	$625,036,742
December 1-31, 2008	2,547	$ 8.67	0	$625,036,742
Total	3,940	$10.63	0	$625,036,742

(1) This column includes the surrender to us of 3,940 shares of common stock to satisfy tax withholding obligations in connection with the vesting of restricted stock issued to employees.

(2) On July 18, 2007 we publicly announced the start of a program covering the repurchase of up to $500 million of our common stock by December 31, 2008, and on July 30, 2008 we announced authorization to repurchase up to an additional $1 billion of our common stock by December 31, 2009.

Selected Financial Data (Unaudited)

(In millions, except per share amounts and number of employees)

	Years ended December 31,				
	2008	2007	2006	2005	2004
Results of Operations					
Net sales	**$ 5,948**	$ 5,860	$ 5,174	$ 4,579	$ 3,854
Research, development and engineering expenses	**$ 627**	$ 565	$ 517	$ 443	$ 355
Equity in earnings of affiliated companies, net impairments	**$ 1,328**	$ 942	$ 960	$ 611	$ 454
Income (loss) from continuing operations	**$ 5,257**	$ 2,150	$ 1,855	$ 585	$(2,251)
Income from discontinued operations					$ 20
Net income (loss)	**$ 5,257**	$ 2,150	$ 1,855	$ 585	$(2,231)
Basic earnings (loss) per common share from:					
Continuing operations	**$ 3.37**	$ 1.37	$ 1.20	$ 0.40	$ (1.62)
Discontinued operations					$ 0.01
Basic earnings (loss) per common share	**$ 3.37**	$ 1.37	$ 1.20	$ 0.40	$ (1.61)
Diluted earnings (loss) per common share from:					
Continuing operations	**$ 3.32**	$ 1.34	$ 1.16	$ 0.38	$ (1.62)
Discontinued operations					$ 0.01
Diluted earnings (loss) per common share	**$ 3.32**	$ 1.34	$ 1.16	$ 0.38	$ (1.61)
Cash dividends declared per common share	**$ 0.20**	$ 0.10			
Shares used in computing per share amounts:					
Basic earnings (loss) per common share	**1,560**	1,566	1,550	1,464	1,386
Diluted earnings (loss) per common share	**1,584**	1,603	1,594	1,535	1,386
Financial Position					
Working capital	**$ 2,567**	$ 2,782	$ 2,479	$ 1,490	$ 804
Total assets	**$19,256**	$15,215	$13,065	$11,207	$ 9,736
Long-term debt	**$ 1,527**	$ 1,514	$ 1,696	$ 1,789	$ 2,214
Shareholders' equity	**$13,443**	$ 9,496	$ 7,246	$ 5,487	$ 3,701
Selected Data					
Capital expenditures	**$ 1,921**	$ 1,262	$ 1,182	$ 1,553	$ 857
Depreciation and amortization	**$ 695**	$ 607	$ 591	$ 512	$ 523
Number of employees (1)	**27,000**	24,800	24,500	26,000	24,700

Reference should be made to the Notes to consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations.

(1) Amounts do not include employees of discontinued operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Organization of Information

Management's Discussion and Analysis provides a historical and prospective narrative on the Company's financial condition and results of operations. This discussion includes the following sections:

- Overview
- Results of Operations
- Operating Segments
- Liquidity and Capital Resources
- Environment
- Critical Accounting Estimates
- New Accounting Standards
- Forward Looking Statements

OVERVIEW

Corning delivered improved operating results for the full year of 2008 although results for the first and second half of the year were dramatically different. In the first half of 2008, our performance reflected strength in the majority of our segments while the downturn in global economic activity and disruption in the financial markets negatively impacted our performance in the second half. Declines in consumer retail markets caused a significant decrease in demand for products of our Display and Environmental Technologies segments. During 2008, the Company responded to the economic conditions that have affected demand for our products by scaling back manufacturing operations, curbing the rate of growth in research, development and engineering expenses, reducing capital spending, and reducing operating costs. In January Corning announced restructuring charges in the range of $115 million to $165 million primarily for costs associated with workforce reductions that will take place in 2009.

Corning's strategy to grow through global innovation while preserving our financial independence has served us well. Our key priorities for 2008 were unchanged from the previous three years: protect our financial health, improve our profitability, and invest in the future. We made significant progress on these priorities in 2008.

Financial Health

Despite the uncertainty in the global economic environment, our financial position remained sound and we delivered strong cash flows from operating activities. Significant items in 2008 included the following:

- Our debt to capital ratio of 11% reflected an improvement from 14% at December 31, 2007, resulting primarily from solid earnings and the impact of certain tax-related items.
- Operating cash flow for the year was $2.1 billion which was more than our $1.9 billion of capital spending.
- We ended the year with $2.8 billion of cash and short-term investments.

Profitability

For the year ended December 31, 2008, we generated net income of $5.3 billion or $3.32 per share compared to net income of $2.2 billion or $1.34 per share for 2007. When compared to last year, the $3.1 billion improvement in net income was due largely to the following items:

- Certain tax adjustments totaling $2.5 billion which included the release of $2.4 billion of valuation allowances resulting from a change in judgment about the realizability of U.S. deferred tax assets in future years and the release of $115 million of valuation allowances resulting from a change in estimate regarding current-year U.S. taxable income
- A credit to asbestos litigation expense of $340 million in 2008 reflecting the change in the estimate of our asbestos litigation liability compared to expense of $185 million last year. In the first quarter of 2008, Corning reduced its liability for asbestos litigation by $327 million as a result of the increase in the likelihood of a settlement under recently proposed terms and a corresponding decrease in the likelihood of a settlement under terms established in 2003. For additional information on this matter, refer to Note 7 (Investments) to the consolidated financial statements and Item 3. Legal Proceedings.
- Higher net income in the Display Technologies segment driven by a stronger Japanese yen and improvements in equity earnings from Samsung Corning Precision, our equity affiliate located in Korea.

Investing in our future

We continue to focus on the future and on what we do best - creating and making keystone components that enable high-technology systems. We remain committed to investing in research, development, and engineering to drive innovation. In 2008, approximately one-third of our total research, development and engineering expenditures was for research and new business development. This spending related to our existing businesses, new business development, exploratory research, and early stage marketing. We continue to work on technologies for glass substrates for active matrix LCDs, diesel filters and substrates in response to tightening emissions control standards, and the optical fiber and cable and hardware and equipment that will enable fiber-to-the-premises. We continue to make investments in promising technologies such as the Epic™ system, synthetic green lasers, silicon-on-glass, microreactors, thin-film photovoltaics, and mercury abatement.

Our research, development and engineering expenditures increased by $62 million in 2008 when compared to 2007 but remained fairly constant as a percentage of net sales. The largest driver of increased spending was for the development of new businesses. We believe our spending levels are adequate to support our technology and innovation strategies.

Our capital expenditures have been primarily focused on expanding manufacturing capacity in the Display Technologies segment in anticipation of a larger display market in 2010 and growing demand for Corning's Gorilla™ glass, an optical quality glass that is optimized for high-end portable devices and touch screens. In December 2007, we announced a 5-year capital expenditure plan to locate a glass manufacturing facility at Sharp Corporation's plant in Sakai City, Japan. In February 2008, we announced a $453 million expansion of our LCD manufacturing facility in Taichung, Taiwan. Given the dramatic changes to the global economic landscape and resulting decline in demand for our products, we have stopped further expansion in Taiwan. We have, however, continued to advance our project in Sakai City to align with Sharp Corporation's progress on their adjoining facility. Higher precious metals prices also impacted the growth in capital spending. Total capital expenditures for 2008 were $1.9 billion, of which $1.4 billion was directed toward our Display Technologies segment and $155 million was invested in our Environmental Technologies segment.

We expect our 2009 capital spending to be about $1.1 billion. Approximately $700 million will be directed toward our Display Technologies segment, of which about $525 million relates to construction completed in 2008.

Corporate Outlook

For 2009, we believe our sales and profitability will continue to be negatively impacted by the global economic recession. The restructuring plan we announced in January 2009 sizes the company to be profitable at a $5 billion sales level. Although the current run rate of our sales is about $4 billion, we believe that $5 billion of sales is possible assuming the supply chain contraction in our Display Technologies segment ends by the second quarter of 2009. If we do not see an increase in our sales by the second quarter, we will take additional restructuring actions.

During these difficult economic times, the Company is focused on three priorities: preserving cash, restructuring the company to be profitable at a lower sales level, and accelerating new products while maintaining our emphasis on research and development investments for longer term growth.

Although there is much uncertainty as we head into 2009, we are confident about our financial health and the strength of our balance sheet. We remain confident that our strategy to grow through global innovation while preserving our financial stability will enable our continued long-term success.

RESULTS OF OPERATIONS

Selected highlights from our continuing operations follow (dollars in millions):

	2008	2007	2006	% Change 08 vs. 07	% Change 07 vs. 06
Net sales	**$5,948**	$5,860	$5,174	2	13
Gross margin	**$2,738**	$2,749	$2,283	0	20
(gross margin %)	**46%**	47%	44%		
Selling, general and administrative expenses	**$ 901**	$ 912	$ 857	(1)	6
(as a % of revenues)	**15%**	16%	17%		
Research, development and engineering expenses	**$ 627**	$ 565	$ 517	11	9
(as a % of revenues)	**11%**	10%	10%		
Restructuring, impairment and other charges and (credits)	**$ 19**	$ (4)	$ 54	(575)	(107)
(as a % of revenues)	**0%**	0%	1%		
Asbestos litigation (credit) charge	**$ (340)**	$ 185	$ (2)	(284)	(9,350)
(as a % of revenues)	**(6)%**	3%	0%		
Income from continuing operations before income taxes	**$1,523**	$1,291	$ 961	18	34
(as a % of revenues)	**26%**	22%	19%		
Benefit (provision) for income taxes	**$2,405**	$ (80)	$ (55)	(3,106)	45
(as a % of revenues)	**40%**	(1)%	(1)%		
Equity in earnings of affiliated companies, net of impairments	**$1,328**	$ 942	$ 960	41	(2)
(as a % of revenues)	**22%**	16%	19%		
Net income	**$5,257**	$2,150	$1,855	145	16
(as a % of revenues)	**88%**	37%	36%		

Net Sales

Net sales in 2008 were up slightly when compared to 2007 primarily due to the positive impact of $354 million from the movement in foreign exchange rates offset by volume and price declines in a number of our segments. Our sales results followed the changing global economic conditions during the year. Net sales for the first half of 2008 were up 21% when compared with the first half of 2007 but down 16% for the second half of 2008 when compared to the second half of 2007 as the LCD glass market experienced a supply chain contraction that worsened with deteriorating economic conditions. Declines in consumer spending reduced demand for LCD televisions and monitors and automotive products in the second half of 2008.

The net sales increase in 2007 compared to 2006 was primarily the result of increased volume in the Display Technologies, Environmental Technologies, and Telecommunications segments. Movements in foreign exchange rates did not have a significant impact on 2007 net sales when compared with 2006.

In 2008, net sales into international markets continued to surpass those into the U.S. market. For 2008, sales into international markets accounted for 74% of net sales. For 2007 and 2006, sales into international markets accounted for 72% and 71%, respectively, of net sales.

Cost of Sales

The types of expenses included in the cost of sales line item are: raw materials consumption, including direct and indirect materials; salaries, wages and benefits; depreciation and amortization; production utilities; production-related purchasing; warehousing (including receiving and inspection); repairs and maintenance; inter-location inventory transfer costs; production and warehousing facility property insurance; rent for production facilities; and other production overhead.

Gross Margin

For 2008, gross margin in dollars and as a percentage of net sales was relatively even when compared with 2007. Although gross margin was comparable on a full year basis, in 2008 our gross margin percent remained above 47% in each of the first three quarters and then fell to 28% in the fourth quarter. The decline in gross margin in the fourth quarter resulted from significantly lower volume in our Display Technologies, Telecommunications, and Environmental Technologies segments, the impact of excess idle capacity costs, and accelerated depreciation as we idled the manufacturing capacity in our Display Technologies segment by more than 50%.

For 2007, gross margin improved both in dollars and as a percentage of net sales when compared with 2006. Improvements were driven by strong sales in the Display Technologies, Telecommunications, and Environmental Technologies segments along with cost reduction efforts, and manufacturing efficiencies.

Selling, General, and Administrative Expenses

The slight decrease in selling, general and administrative expenses for 2008 when compared to 2007, in dollars, resulted from a decrease in performance-based compensation costs caused by the impact of the decline in profitability in most of our operating segments in the second half of 2008.

The increase in selling, general and administrative expenses for 2007 when compared to 2006, in dollars, was largely due to an increase in compensation-related expenses. As a percentage of net sales, selling, general, and administrative expenses in 2007 declined slightly when compared to 2006 due to cost control efforts.

The types of expenses included in the selling, general and administrative expenses line item are: salaries, wages and benefits; travel; sales commissions; professional fees; and depreciation and amortization, utilities, and rent for administrative facilities.

Restructuring, Impairment, and Other Charges and (Credits)

Corning recorded restructuring, impairment, and other charges and credits in 2008 and in 2006 which affect the comparability of our results for the periods presented. A description of those charges follows:

2008 Restructuring Actions

In the fourth quarter of 2008, we recorded $22 million of severance costs primarily for a restructuring plan in the Telecommunications segment.

2006 Impairment Charge for Assets Held for Use

In 2006, we recorded an asset held for use impairment charge of $44 million to impair certain long-lived assets of our Telecommunications segment in accordance with Statement of Financial Accounting Standard (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). Due to our lowered long-term outlook for this business, we determined that an event of impairment, as defined by SFAS 144, had occurred in that business, which further required us to test this asset group for impairment. We assess recoverability of the carrying value of long-lived assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We estimated the fair value of the long-lived assets for this business using a discounted expected cash flow approach as a measure of fair value. As a result of our impairment evaluation, we recorded an impairment charge to write-down the asset group to its estimated fair value.

Asbestos Litigation

In the first quarter of 2008, Corning recorded a credit to asbestos litigation expense of $327 million as a result of the increase in likelihood of a settlement under the Amended PCC Plan and a corresponding decrease in the likelihood of a settlement under the 2003 Plan. For the remainder of 2008, Corning recorded net credit adjustments of $13 million to reflect the change in value of the estimated liability under an Amended PCC Plan. The liability for the Amended PCC Plan and the non-PCC asbestos claims was estimated to be $662 million at December 31, 2008, compared with an estimate of liability under the original 2003 Plan of $1.0 billion at December 31, 2007. The entire obligation is classified as a non-current liability as installment payments for the cash portion of the obligation are not planned to commence until more than 12 months after the Amended PCC Plan is ultimately confirmed and the PCE portion of the obligation will be fulfilled through the direct contribution of Corning's investment in PCE (currently recorded as a non-current other equity method investment).

Since March 28, 2003, we have recorded total net charges of $662 million to reflect the initial asbestos liability and subsequent adjustments for the change in the value of the components of the liability.

See Legal Proceedings for additional information about this matter.

Other (Expense) Income, Net

"Other (expense) income, net" in Corning's consolidated statements of income includes the following (in millions):

	Years ended December 31,		
	2008	2007	2006
Royalty income from Samsung Corning Precision	**$ 184**	$141	$ 82
Foreign currency exchange and hedge (losses) / gains	**(112)**	29	28
Net realized losses of available-for-sale securities	**(53)**	(6)	(2)
Loss on sale of Steuben glass business	**(14)**		
Gain on sale of Corning's submarine cabling business		19	
Loss on repurchase of debt, net		(15)	(11)
Other, net	**(28)**	(21)	(24)
Total	**$ (23)**	$147	$ 73

Income Before Income Taxes

In addition to the items identified under Gross Margin, Restructuring, Impairment and Other Charges and (Credits), Asbestos Litigation (Credit) Charges, and Other (Expense) Income, Net, movements in foreign exchange rates also impacted results for the years presented. In 2008, Income Before Income Taxes included $35 million for the positive impact of movements in foreign exchange rates. In 2007 and 2006, Income Before Income Taxes was negatively impacted by $19 million and $41 million, respectively by movements in foreign exchange rates.

Provision for Income Taxes

Our (benefit) provision for income taxes and the related effective income tax rates were as follows (in millions):

	Years ended December 31,		
	2008	2007	2006
(Benefit) provision for income taxes	**$(2,405)**	$ 80	$ 55
Effective income tax (benefit) rate	**(158.0)%**	6.2%	5.7%

The effective income tax (benefit) rate for 2008 differed from the U.S. statutory rate of 35% primarily due to the following items:

- The release of $2.5 billion of valuation allowances attributable to a change in judgment about the realizability of U.S. deferred tax assets in future years, described below;
- The impact of not recording net tax expense on income generated in the U.S.;
- The benefit of tax holidays and investment and other credits in foreign jurisdictions; and
- A $40 million benefit related to a favorable tax settlement with the Canadian Revenue Agency.

The effective income tax rates for 2007 and 2006 differed from the U.S. statutory rate of 35% primarily due to the following items:

- The impact of not recording net tax expense on income generated in the U.S.;
- The release of valuation allowances on foreign deferred tax assets; and
- The benefit of tax holidays in foreign jurisdictions.

Prior to 2006, we recorded valuation allowances against our entire U.S. deferred tax assets as a result of significant losses in the U.S. In both 2007 and 2006, we generated income from continuing operations in the U.S. The tax expense on such income was fully offset by the tax benefit of releasing a portion of the valuation allowance to reflect the realization of deferred taxes resulting from the generation of U.S. income.

In 2008, we concluded that it was more likely than not that we will realize substantially all of our U.S. deferred tax assets because we expect to generate sufficient levels of income in the U.S. As a result, we released $2.4 billion of valuation allowances on our U.S. deferred tax assets in the second quarter of 2008. We considered all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance was needed. The evaluation of the realizability of deferred tax assets is inherently subjective. Following are the key items that provided positive evidence to support the release of the valuation allowance for a large portion of our deferred tax assets in the second quarter of 2008:

- Positive pre-tax income in the U.S. for the first half of 2008 and the preceding year.
- The impact of positive results in the Display Technologies operating segment and the royalty income generated from the foreign locations in this segment. A significant factor in our forecasts of future U.S. tax profitability is the amount of assumed royalties to be paid by our Display Technologies subsidiaries to the U.S. parent company.
- The number of years remaining to utilize our net operating loss carryforwards. Corning has approximately 16 years remaining to utilize the majority of our net operating loss carryforwards.
- Increased confidence in our longer-term forecasted income levels which were supported by detailed sensitivity analyses. Our five-year planning process which is completed annually in the second quarter, considered a number of possible scenarios which support the future realization of our U.S. deferred tax assets.

In accordance with SFAS 109, in the second half of 2008 we utilized a portion of the remaining valuation allowance to offset U.S. income tax expense (or benefit) that would otherwise have been recorded on income (or losses) in the U.S. in 2008 and therefore, reflected no net U.S. income tax expense. In the third and fourth quarters of 2008, we released an additional $70 million and $45 million, respectively, of valuation allowances on our U.S. deferred tax assets as a result of a change in our estimate of current-year U.S. taxable income. In 2009, we will begin providing U.S. income tax expense (or benefit) on earnings (losses).

In 2008, 2007, and 2006, we generated income from continuing operations in the U.S. The tax expense on such income was fully offset by the tax benefit of releasing a portion of our existing valuation allowance to reflect the realization of deferred taxes resulting from the generation of U.S. income. The impact of the release of the valuation allowances, and thus not recording tax expense on income generated in the U.S., was a reduction in our effective tax rate of 16.2% for 2008 and 14.2% for both 2007 and 2006.

Certain shorter-lived deferred tax assets such as those represented by capital loss carry forwards and state tax net operating loss carry forwards, as well as other federal and state tax credits, will remain with a valuation allowance recorded against them as of December 31, 2008, because we cannot conclude that it is more likely than not that we will earn income of the character required to utilize these assets before they expire. The amount of U.S. and foreign deferred tax assets that have valuation allowances at December 31, 2008 was $230 million.

We do not provide income taxes on the post-1992 earnings of domestic subsidiaries that we expect to recover tax-free without significant cost. Income taxes have been provided for post-1992 unremitted earnings of domestic corporate joint ventures that we do not expect to recover tax-free. Unremitted earnings of domestic subsidiaries and corporate joint ventures that arose in fiscal years beginning on or before December 31, 1992 have been indefinitely reinvested. We currently provide U.S. income taxes on the earnings of foreign subsidiaries and affiliated companies to the extent these earnings are currently taxable or expected to be remitted. As of December 31, 2008, U.S. taxes have not been provided on approximately $6.6 billion of accumulated foreign unremitted earnings which are expected to remain invested indefinitely.

In 2004, we recorded valuation allowances against our entire German and Australian deferred tax assets due to losses in recent years. In 2007, due to sustained profitability and positive earnings projections for our overall German operations, we concluded that it is more likely than not that the German national deferred tax assets are realizable and that the related valuation allowance was no longer required. In 2006, due to sustained profitability and positive earnings projections in Australia and at certain of our German operations, we concluded that it was more likely than not that a portion of the German local and the entire Australian deferred tax assets were realizable and that the related valuation allowances were no longer required. The impact of the releases of the valuation allowances on our effective rate is a reduction in the rate of 12.4% and 8.7% for 2007 and 2006, respectively.

Certain foreign subsidiaries in China and Taiwan are or were operating under tax holiday arrangements. The nature and extent of such arrangements vary, and the benefits of such arrangements phase out in years (2006 to 2012) according to the specific terms and schedules of the relevant taxing jurisdictions. The impact of the tax holidays on our effective rate is a reduction in the rate of 10.1%, 12.1%, and 10.1%, for 2008, 2007, and 2006, respectively.

See Note 6 to the Consolidated Financial Statements for further details regarding income tax matters.

Equity in Earnings of Affiliated Companies, Net of Impairments

The following provides a summary of equity earnings of affiliated companies, net of impairments (in millions):

	Years ended December 31,		
	2008	2007	2006
Samsung Corning Precision	**$ 911**	$582	$555
Dow Corning	**369**	345	334
Samsung Corning		(50)	
All other	**48**	65	71
Total equity earnings	**$1,328**	$942	$960

The 2008 and 2007 increases in equity earnings of affiliated companies, net of impairments, reflected strong sales and earnings performance at Samsung Corning Precision and at Dow Corning when compared to the previous years. The change in equity earnings from Samsung Corning Precision is explained in the discussion of the performance of the Display Technologies segment and in All Other.

Dow Corning's 2008 performance was driven by sales growth in its traditional silicone product lines and in polysilicones for the semiconductor and solar energy industries. Dow Corning sales grew 10% in 2008 with the largest growth at Hemlock Semiconductor, Dow Corning's consolidated joint venture that makes high purity polycrystalline for the semiconductor and solar energy industries. Sales of Dow Corning's traditional silicone product lines were also higher when compared to last year. Net income at Dow Corning, and Corning's resulting equity earnings from Dow Corning, increased 7% in 2008 when compared to 2007, reflecting the growth in net sales along with the positive impact from both a change in depreciation method and a change in the useful lives of certain fixed assets, offset in part by an other-than-temporary impairment for certain securities of Fannie Mae and Freddie Mac. Our share of this impairment was $18 million. Although Dow Corning's full year results increased year-over-year, sales and earnings declined significantly in the fourth quarter when compared to the first three quarters of the year as demand in its silicone product lines fell dramatically.

In 2007, Dow Corning's sales grew approximately 13% when compared with the prior year due to growth in net sales from both their silicone and polysilicone product lines. Equity earnings from Dow Corning in 2007 were up 3% when compared to 2006 due to the increase in sales offset in part by the non-repeat of a $33 million favorable IRS settlement. In 2006, Dow Corning reached a settlement with the IRS regarding liabilities for tax years 1992 to 2003. Equity earnings reflected a $33 million gain as a result of the settlement which resolved all Federal tax issues related to Dow Corning's implant settlement.

Sales at Dow Corning are expected to be lower in 2009 when compared to 2008, driven by lower sales of silicone products offset somewhat by an increase in sales at Hemlock Semiconductor. Consequently, Dow Corning's net income, and Corning's equity in earnings from Dow Corning, is expected to be lower as well.

Until December 31, 2007, Corning had a 50% interest in Samsung Corning. Samsung Electronics Company, Ltd. and affiliates owned the remaining 50% interest in Samsung Corning. On December 31, 2007, Samsung Corning Precision, acquired all of the outstanding shares of Samsung Corning. After the transaction, Corning retained its 50% interest in Samsung Corning Precision. In 2007, equity earnings from Samsung Corning were reduced by $40 million primarily due to restructuring and impairment charges.

Net Income

As a result of the items discussed above, net income and per share data was as follows (in millions, except per share amounts):

	Years ended December 31,		
	2008	2007	2006
Net income	**$5,257**	$2,150	$1,855
Basic earnings per common share	**$ 3.37**	$ 1.37	$ 1.20
Diluted earnings per common share	**$ 3.32**	$ 1.34	$ 1.16
Shares used in computing basic per share amounts	**1,560**	1,566	1,550
Shares used in computing diluted per share amounts	**1,584**	1,603	1,594

OPERATING SEGMENTS

Effective January 1, 2008, Corning changed its internal reporting structure to better reflect the company's focus on new business development and later-stage research projects and to provide more transparency on our Specialty Materials operating segment. As a result, our segment reporting includes the following changes which are in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information:"

- We have provided separate financial information for the Specialty Materials operating segment. This operating segment was previously included in All Other.
- Certain later-stage development projects, such as microreactors and green lasers, now meet the criteria for operating segments and are included in All Other. Spending for these projects was previously part of Exploratory Research and was reported in the reconciliation of reportable segment net income to total net income.
- Certain other new product lines now meet the criteria for operating segments and are included in All Other. Spending related to these businesses was previously included in our Life Sciences and Display Technologies operating segments.

Our reportable operating segments are now as follows:

- Display Technologies - manufactures liquid crystal display glass for flat panel displays.
- Telecommunications - manufactures optical fiber and cable and hardware and equipment components for the telecommunications industry.
- Environmental Technologies - manufactures ceramic substrates and filters for automotive and diesel applications. This reportable operating segment is an aggregation of our Automotive and Diesel operating segments as these two segments share similar economic characteristics, products, customer types, production processes and distribution methods.
- Specialty Materials - manufactures products that provide more than 150 material formulations for glass, glass ceramics and fluoride crystals to meet demand for unique customer needs.
- Life Sciences - manufactures glass and plastic consumables for scientific applications.

All other operating segments that do not meet the quantitative threshold for separate reporting have been grouped as "All Other." This group is primarily comprised of development projects and results for new product lines.

We prepared the financial results for our reportable segments on a basis that is consistent with the manner in which we internally disaggregate financial information to assist in making internal operating decisions. We included the earnings of equity affiliates that are closely associated with our operating segments in the respective segment's net income. We have allocated certain common expenses among segments differently than we would for stand-alone financial information prepared in accordance with GAAP. Segment net income may not be consistent with measures used by other companies. The accounting policies of our reportable segments are the same as those applied in the consolidated financial statements.

Display Technologies

(dollars in millions):

				% Change	
	2008	2007	2006	08 vs. 07	07 vs. 06
Net sales	**$2,724**	$2,613	$2,133	4	23
Income before equity earnings	**$1,321**	$1,433	$1,080	(8)	33
Equity earnings of affiliated companies	**$ 900**	$ 582	$ 565	55	3
Net income	**$2,221**	$2,015	$1,645	10	22

2008 vs. 2007

The net sales increase for the Display Technologies segment in 2008 resulted from a slight improvement in volume (measured in square feet of glass sold) along with a $294 million positive impact from movements in foreign exchange rates, offset by price declines of 7% when compared to 2007. Net sales of this segment are denominated in Japanese yen and, as a result, are susceptible to movements in the U.S. dollar- Japanese yen exchange rate. In the first half of 2008, glass volume of this segment increased by 37%, when compared to the same period in 2007 driven by LCD television market growth and demand for LCD monitors and notebook computers. Because Corning sells to panel makers and not to end market consumers, supply chain expansion and contraction for this industry is a key factor in Corning's volume. During 2008, the LCD glass market underwent a supply chain contraction in the second half of the year that worsened as global economic conditions deteriorated and demand rapidly declined. Consequently, in the second half of 2008, our LCD glass volume declined by 27% when compared to the second half of 2007. The largest decline in our glass volume occurred in the fourth quarter when volume fell about 50% when compared to the prior year.

The overall LCD glass market grew approximately 15% in 2008. Growth rates by region differed dramatically, resulting in volume in our wholly-owned business increasing only 1% while volume at Samsung Corning Precision in Korea increased 28% compared to 2007. The lower growth rate in our wholly-owned business was caused in part by a decline in volume in Taiwan, particularly in the second half of the year, reflecting a number of key market dynamics. First, Taiwanese panel makers do not have as strong of brand recognition with consumers as do Korean and Japanese panel makers. In addition, a number of Taiwanese panel makers provide capacity to customers that also produce their own LCD panels, and as demand has slowed, purchases of this excess capacity have declined. Fluctuating exchange rates also appear to have made Korean panel makers more competitive during the industry downturn. Finally, we believe the Taiwanese panel makers had to reduce production to align their inventory levels with lower demand.

When compared to the prior year, income before equity earnings for 2008 was down 8% primarily due to lower volume and price declines, offset somewhat by the positive impact of movements in foreign exchange rates, and strong manufacturing performance earlier in the year. During the first half of 2008, operating performance benefited from manufacturing facilities that were running at or near capacity. As demand leveled off in the third quarter and then sharply declined in the fourth quarter, we temporarily idled certain production assets. These actions resulted in accelerated depreciation for glass tanks that were taken out of production earlier than planned. By the end of 2008, more than half of the manufacturing capacity in our wholly-owned business was temporarily idled. This capacity is expected to be brought back on-line when demand increases which could be as early as the second quarter of 2009.

Equity earnings from Samsung Corning Precision's LCD business for 2008 increased by 55% when compared to 2007 due to volume gains of 28%, improved manufacturing performance, and the positive impact of movements in foreign exchange rates offset somewhat by price declines of 9%. Samsung Corning Precision experienced a similar, but less severe, decline in second half performance. At the end of 2008, Samsung Corning Precision had idled approximately 25% of its capacity. Equity earnings for 2008 were positively impacted by approximately $210 million due to movements in foreign exchange rates when compared to 2007. Equity earnings from Samsung Corning Precision are impacted by movements in both the U.S. dollar - Japanese yen and U.S. dollar - Korean won exchange rates.

The Display Technologies segment has a concentrated customer base comprised of LCD panel and color filter makers primarily located in Japan and Taiwan. For 2008, AUO, Chi Mei Optoelectronics Corporation, and Sharp Corporation, which individually accounted for more than 10% of segment net sales, accounted for 65% of total segment sales when combined.

In addition, Samsung Corning Precision's sales are concentrated across a small number of its customers. In 2008, sales to two LCD panel makers located in Korea - Samsung Electronics Co., Ltd. and LG Phillips LCD Co., Ltd. - accounted for approximately 94% of Samsung Corning Precision sales.

2007 vs. 2006

The net sales increase for 2007 reflected volume gains of 38% offset somewhat by price declines of 11% when compared to 2006. Volume gains were driven by increased LCD monitor demand, continued demand for glass for notebook computers, and LCD television market growth. The impact of foreign exchange rate movements on this segment's net sales was not material in 2007 when compared to 2006.

When compared with 2006, income before equity earnings for 2007 was up significantly due to higher net sales, lower manufacturing costs, and an increase in royalty income from Samsung Corning Precision.

Equity earnings for 2007 increased by 3% when compared to 2006 due to volume gains of 39% at Samsung Corning Precision offset by price declines of 15% and increased operating and royalty expenses. The impact of foreign exchange rate movements on equity earnings was not material in 2007 when compared to 2006.

Other Information

Corning has invested heavily to expand capacity to meet the demand for LCD glass substrates. In 2008 and 2007, capital spending in this segment was $1.4 billion and $883 million, respectively. We expect capital spending for 2009 to be approximately $700 million of which $525 million relates to construction completed in 2008.

Corning licenses certain of its patents and know-how to Samsung Corning Precision, as well as to third parties, which generates royalty income. Refer to Note 7 (Investments) to the consolidated financial statements for more information about royalty income from Samsung Corning Precision and related party transactions.

In 2005 and 2004, several of Corning's customers entered into long-term purchase and supply agreements in which Corning's Display Technologies segment would supply large-size glass substrates to these customers over periods of up to six years. As part of the agreements, these customers agreed to advance cash deposits to Corning for a portion of the contracted glass to be purchased. We received our last deposit of $105 million in July 2007 and do not expect to receive additional deposits related to these agreements. In 2006, we received $171 million of customer deposits. During 2008, 2007, and 2006, we issued $266 million, $231 million, and $126 million, respectively, in credits that were applied to customer receivable balances when payments were due. In the event customers do not purchase the agreed upon quantities of product, subject to specific conditions outlined in the agreements, Corning may retain certain amounts of the customer deposits. If Corning does not deliver agreed upon product quantities, subject to specific conditions outlined in the agreements, Corning may be required to return certain amounts of our customers' deposits. Refer to Note 10 (Other Liabilities) to the consolidated financial statements for additional information.

Outlook:
We expect the Display Technologies segment to continue to be impacted by the global recession. In the first quarter of 2009, we expect the supply chain contraction to continue and volume to be down in the range of 20% to 25% compared to the fourth quarter of 2008. We also expect price declines in the high single digits. As part of the corporate-wide restructuring plan, we will reduce our worldwide workforce in this segment in the first quarter.

With continued growth in demand at retail, we anticipate significant volume improvement in the second quarter of 2009 and we anticipate the rate of price declines will return to more normal levels.

We expect the overall LCD glass market in 2009 will be flat with 2008, resulting from an increase in demand for LCD televisions and notebook computers offset by falling demand for LCD monitors. In addition, we expect regional mix shifts as described above may cause an increase in volume at Samsung Corning Precision with a corresponding decrease in volume for Corning's wholly owned business. Although the LCD supply chain has been impacted by the current global recession, we believe that the long-term drivers of this market, specifically increased penetration of LCD into the total television market, increased screen size and increased televisions per household, remain intact.

The end market demand for LCD televisions, monitors and notebooks is dependent on consumer retail spending, among other things. We are cautious about the potential negative impacts that economic conditions, particularly the global economic recession, and world political tensions could have on consumer demand. While the industry has grown rapidly in recent years, economic volatility along with consumer preferences for panels of differing sizes; prices; or other factors may lead to pauses in market growth. Therefore, it is possible that glass manufacturing capacity may exceed demand from time to time. In addition, changes in foreign exchange rates, principally the Japanese yen, will continue to impact the sales and profitability of this segment. If we do not experience the expected recovery in volume in the second quarter, we may incur further charges to reduce our workforce and consolidate capacity.

Telecommunications

(dollars in millions):

				% Change	
	2008	2007	2006	08 vs. 07	07 vs. 06
Net sales:					
Optical fiber and cable	**$ 920**	$ 880	$ 877	5	
Hardware and equipment	**879**	899	852	(2)	6
Total net sales	**$1,799**	$1,779	$1,729	1	3
Net income	**$ 45**	$ 118	$ 13	(62)	808

2008 vs. 2007
Net sales for the segment were up slightly over 2007 primarily due to volume gains in fiber-to-the-premises products and the positive impact of movements in foreign exchange rates. Increased sales in fiber-to-the-premises products reflected strong demand in Europe, and North America. The increase was partially offset by moderating price declines, reduced demand for copper based products in Europe and the absence of sales from Corning's European submarine cabling business which was sold in April 2007.

Effective April 30, 2007, Corning sold its European submarine cabling business and effective April 1, 2006, Advance Cable Systems (ACS), currently an equity company affiliate, assumed responsibility for optical cable and hardware and equipment sales in Japan. As a result of these two transactions, sales for 2008, 2007, and 2006 are not comparable.

(dollars in millions):

				% Change	
	2008	2007	2006	08 vs. 07	07 vs. 06
Telecommunications segment net sales (GAAP)	**$1,799**	$1,779	$1,729	1	3
Sales of submarine cabling products		39	118		
Sales of optical cable in Japan			23		
Telecommunications segment net sales excluding the above two items (non-GAAP)	**$1,799**	$1,740	$1,588	3	10

Net income in 2008 included $22 million for the cost of a restructuring plan that was implemented in the fourth quarter of 2008. The decline in net income in 2008 reflected the impact of the restructuring charge, price declines, higher operating expenses, and the absence of a $19 million gain on the sale of the European submarine cabling business when compared to last year. In 2008, movements in foreign exchange rates did not significantly impact the net income of this segment.

The Telecommunications segment has a concentrated customer base. In 2008, two customers of the Telecommunications segment, which individually accounted for more than 10% of total segment net sales, accounted for 24% of total segment sales when combined.

2007 vs. 2006

Segment net sales in 2007 were favorably impacted by growth in the Telecommunications industry and in the private network market. Growth in the public and private markets had a favorable impact on both optical fiber and cable and hardware and equipment product sales. In 2007, Corning introduced the ClearCurve™ ultra-bendable optical fiber-based suite of products that enable fiber deployments to multi-dwelling units. In 2007, optical fiber market volume exceeded the previous market peak which occurred in 2001, confirming a recovery from the 2002 global telecommunications market downturn. Volume increases in 2007 were offset somewhat by price declines when compared to the previous year. In addition, 2007 net sales were positively impacted by $37 million due to movements in foreign exchange rates, primarily the Euro, when compared to 2006.

Telecommunications segment net sales, excluding the impact of sales of submarine cabling products and sales of optical cable in Japan increased 10 percent in 2007 when compared to 2006. Segment net sales excluding the impact of submarine cabling products and sales of optical cable in Japan is a non-GAAP financial measure which management believes is useful to investors to understand the year-over-year growth of this segment's net sales. The reconciliation of this non- GAAP measure is included in the table above.

Net income in 2007 increased when compared to 2006 due to improvements in segment sales, cost reductions, the impact of the $19 million gain on the sale of the European submarine cabling business, and the absence of an impairment charge which totaled $44 million in 2006. A favorable mix for optical fiber and cable products also contributed to improvements in segment net income. In 2007, net income of this segment was positively impacted by $3 million due to movements in foreign exchange rates when compared with 2006.

Outlook:

We expect the Telecommunications segment to be negatively impacted by the global recession with sales in 2009 lower than in 2008. In addition to the fourth quarter restructuring charge, additional charges will be incurred in this segment in the first quarter of 2009. Restructuring actions include a reduction in manufacturing, sales and administrative and development and engineering workforces and a consolidation of manufacturing operations that will result in the closure of two plants, with productive capacity and headcount being increased at another facility.

Changes in our customers' expected deployment plans, or additional reductions in their inventory levels of fiber-to-the-premises products, could also affect sales levels. Should these plans not occur at the pace anticipated, our sales and earnings would be adversely affected.

Environmental Technologies

(dollars in millions):

	2008	2007	2006	% Change 08 vs. 07	% Change 07 vs. 06
Net sales:					
Automotive	**$458**	$508	$451	(10)	13
Diesel	**253**	249	164	2	52
Total net sales	**$711**	$757	$615	(6)	23
Net income	**$ 33**	$ 61	$ 8	(46)	663

2008 vs. 2007

Sales of the Environmental Technologies segment in 2008 were down 6% when compared to the previous year and reflected lower sales of automotive and diesel products offset somewhat by favorable foreign exchange rate movements. Sales of automotive products reflected the significant decline in demand in the European and U.S. automotive industry in the second half of 2008 in line with worsening economic conditions. Diesel product sales increased due to the positive impact of movements in foreign exchange rates offset somewhat by volume declines. Diesel product sales reflect the continued decline in the U.S. freight industry which began in late 2007. Net sales of this segment in 2008 were positively impacted by $24 million due to movements in foreign exchange rates when compared to last year.

Net income of this segment was down when compared to last year due primarily to reduced sales volumes and manufacturing inefficiencies in both businesses. Net income was positively impacted by $3 million due to movements in foreign exchange rates when compared to last year.

The Environmental Technologies segment sells to a concentrated customer base of manufacturers of catalyzers and emission control systems, who then sell to automotive and diesel engine manufacturers. Although our sales are mainly to the emission control systems manufacturers, the use of substrates and filters is generally required by the specifications of the automotive and diesel engine manufacturers. In 2008, three customers of the Environmental Technologies segment, which individually accounted for more than 10% of segment net sales, accounted for 81% of total segment sales.

2007 vs. 2006

Sales of the Environmental Technologies segment in 2007 were higher when compared to 2006 due to increased sales from the diesel product lines and strong demand for automotive substrates. Diesel sales in 2007 reflected increased sales of heavy duty diesel products to meet the U.S. emission regulations which went into effect on January 2, 2007. Sales of automotive products also improved when compared to last year due to an increase in sales to European and Asian customers. Net sales of this segment were positively impacted by $23 million due to movements in foreign exchange rates when compared to last year.

Net income of this segment was up when compared to last year due to higher sales, manufacturing efficiencies, and the impact of favorable movements in foreign exchange rates offset slightly by modest price declines. Improved utilization of our diesel manufacturing capacity also contributed to increased net income in this segment. Net income was positively impacted by $5 million due to movements in foreign exchange rates when compared to last year.

Outlook:

We expect performance of this segment in 2009 will continue to be negatively impacted by the global recession. In addition, results will be impacted by changes in the automotive industry and in the status of North America's largest automakers. We are forecasting net sales of this segment to be lower in 2009 when compared to 2008 with declines in both automotive and diesel businesses. As part of the corporate-wide restructuring plan, we will reduce our worldwide workforce in this segment in the first quarter of 2009.

Specialty Materials

(dollars in millions):

	2008	2007	2006	% Change 08 vs. 07	% Change 07 vs. 06
Net sales	**$372**	$379	$386	(2)	(2)
Net (loss) income	**$ (7)**	$ (3)	$ 20	(133)	(115)

2008 vs. 2007
The Specialty Materials segment manufactures products that provide more than 150 material formulations for glass, glass ceramics and fluoride crystals to meet demand for unique customer needs. Consequently, this segment operates in a wide variety of commercial and industrial markets that include display optics and components, semiconductor optics and components, aerospace and defense, astronomy, ophthalmic products, and telecommunications components.

When compared to the previous year, net sales were down 2% in 2008 due to a decline in sales of semiconductor materials products which were negatively impacted by the global recession offset somewhat by increased sales of Gorilla™ glass and the favorable impact of movements in foreign exchange rates. Gorilla™ glass is Corning's optical quality glass that is optimized for high-end portable devices and touch screens. The increase in net loss for this segment was due to the decline in sales along with higher operating expenses for Gorilla™ glass.

For 2008, one customer of the Specialty Materials segment accounted for 11% of total segment sales.

2007 vs. 2006
Net sales for 2007 reflected a decline in semiconductor materials products offset somewhat by growth in sales of Gorilla™ glass when compared to 2006. The decline in net income for 2007 reflected the decline in sales along with an increase in manufacturing costs.

Outlook:
Although we expect sales of Gorilla™ glass to continue to improve, sales of this segment for 2009 are expected to be down, reflecting the overall decline in economic conditions when compared to 2008. We expect to see a continued decline in sales of semiconductor materials products and declines in advanced optical products. As part of the corporate-wide restructuring plan, we will reduce our worldwide workforce in this segment in the first quarter of 2009.

Life Sciences

(dollars in millions):

				% Change	
	2008	2007	2006	08 vs. 07	07 vs. 06
Net sales	**$326**	$305	$287	7	6
Net income	**$ 53**	$ 44	$ 27	20	63

2008 vs. 2007
Net sales of the Life Sciences segment for 2008 were up when compared to 2007 driven by sales growth of scientific laboratory products in all of this segment's global markets, price increases, and $8 million from the favorable impact of movements in foreign exchange rates. Government and private spending for drug development, discovery, and production, continue to drive market growth in this segment. The improvement in net income in 2008 reflected the sales increases as described offset somewhat by higher operating expenses.

In the Life Sciences segment, one customer accounted for approximately 45% of this segment's net sales in 2008.

2007 vs. 2006
Net sales of the Life Sciences segment for 2007 were up when compared to the previous year driven by market growth and higher prices. Movements in foreign exchange rates did not have a significant impact on the comparability of sales for the periods presented. Improved profitability of this segment in 2007 resulted from higher sales, movements in foreign exchange rates, manufacturing efficiencies, and the absence of restructuring charges. Movements in foreign exchange rates had a $4 million favorable impact on results of this segment for 2007 when compared with 2006.

Outlook:
Sales of the Life Sciences segment for 2009 are expected to be flat to up slightly when compared to 2008.

All Other

(dollars in millions):

	2008	2007	2006	% Change 08 vs. 07	% Change 07 vs. 06
Net sales	**$ 16**	$ 27	$ 24	(41)	13
Research, development and engineering expenses	**$ 163**	$ 121	$ 101	35	20
Income before equity earnings	**$(210)**	$(150)	$(116)	40	29
Equity earnings (loss) of affiliated companies	**$ 42**	$ (9)	$ 39	(567)	(123)
Net loss	**$(168)**	$(161)	$ (82)	4	96

2008 vs. 2007
All Other includes all other operating segments that do not meet the quantitative threshold for separate reporting. This group is primarily comprised of development projects, such as microreactors and synthetic green lasers, and results for new product lines, such as the Epic™ system. In 2008, the increase in net loss reflected higher spending for new development projects and a $14 million loss on the sale of Corning's Steuben glass business offset somewhat by the absence of restructuring and impairment charges. In 2007, equity earnings of All Other included $40 million for our share of restructuring and impairment charges for Samsung Corning Precision's non-LCD businesses.

2007 vs. 2006
In 2007, the increase in net loss resulted from higher spending for new development projects and the impact of restructuring and impairment charges for Samsung Corning Precision's non-LCD businesses.

Refer to Note 7 (Investments) to the consolidated financial statements for additional information about Samsung Corning Precision and Samsung Corning.

LIQUIDITY AND CAPITAL RESOURCES

Financing and Capital Structure

The following items impacted Corning's financing and capital structure during 2008:

- We recognized $53 million of net losses on short-term investments. Net losses included other-than-temporary impairments of $26 million for securities of Lehman Brothers Holdings Inc., which filed for bankruptcy protection in mid-September, and $11 million for securities which had declined in value and had been recently down-graded. The remaining losses resulted from the sale of asset-backed debt securities and debt securities of financial institutions as we reduced our exposure to these sectors. In addition, we have classified $40 million of mortgage-backed securities from current assets to long-term assets.
- Through the end of September, we repurchased 29.5 million shares of common stock for $625 million as part of repurchase programs announced in July 2007 and July 2008. In the fourth quarter, we made no additional repurchases.

We have a revolving credit facility that provides us access to a $1.1 billion unsecured multi-currency revolving line of credit through March 2011. The facility includes two financial covenants: a leverage ratio and an interest coverage ratio. At December 31, 2008, we were in compliance with both financial covenants.

Capital Spending

Capital spending totaled $1.9 billion, $1.3 billion and $1.2 billion in 2008, 2007, and 2006, respectively. Capital spending activity in all three years primarily included expansion of LCD glass capacity in the Display Technologies segment and new capacity for diesel products in the Environmental Technologies segment. Our 2009 capital spending program is expected to be approximately $1.1 billion, with approximately $700 million for spending related to manufacturing capacity for LCD glass substrates in the Display Technologies segment. Approximately $525 million of the Display Technologies spending relates to construction completed in 2008. Additionally, approximately $100 million will be directed toward our Environmental Technologies segment to support the diesel emissions control products.

Cash Flows

Summary of cash flow data:

	Years ended December 31,		
	2008	2007	2006
Net cash provided by operating activities	**$ 2,128**	$2,077	$ 1,803
Net cash used in investing activities	**$(1,699)**	$ (561)	$(2,181)
Net cash (used in) provided by financing activities	**$ (798)**	$ (539)	$ 180

2008 vs. 2007

As the significant increase in 2008 net income was largely driven by two non-cash items, 2008 operating cash increased only slightly when compared to 2007. The two non-cash items were the release of $2.5 billion of deferred tax asset valuation allowances and a $340 million reduction in asbestos related liabilities.

In addition, cash from operating activities benefited from slower growth in working capital, higher dividends from equity affiliates, and lower contributions for retirement-related benefits compared to 2007. These benefits were partially offset by an increase in taxes paid and customer deposit credits issued.

Net cash used in investing activities in 2008 increased when compared to the previous year due to a $659 million increase in capital spending largely attributable to higher spending in the Display Technologies segment and a smaller reduction in short-term investments compared to 2007.

Net cash used in financing activities was higher when compared to the previous year due to an increase in repurchases of common stock and an increase in dividends paid. Corning began paying a quarterly dividend of $0.05 per share in the third quarter of 2007.

2007 vs. 2006

Net cash from operating activities in 2007 increased when compared to 2006 due primarily to higher earnings after adjusting for noncash items and increased dividends from equity affiliates.

Net cash used in investing activities in 2007 was lower than 2006 due to a net reduction in short-term investments compared to a net increase in 2006. This change reflected a shift away from certain short-term investments to reduce investment risk.

Corning had net cash outflows from financing activities in 2007 compared to net cash inflows in 2006 reflecting the Company's stock repurchase program and dividend payments - both of which began in 2007 and reduced cash inflows from the exercise of stock options.

Defined Benefit Pension Plans

We have defined benefit pension plans covering certain domestic and international employees. Our largest single pension plan is Corning's U.S. qualified plan. At December 31, 2008, this plan accounted for 83% of our consolidated defined benefit pension plans' projected benefit obligation and 91% of the related plans' assets.

We have traditionally contributed to the U.S. qualified pension plan on an annual basis in excess of the IRS minimum requirements, and as a result, mandatory contributions are not expected to be required for this plan until some time after 2010. In 2008, we made voluntary cash contributions of $50 million to our domestic defined benefit pension plan and $2 million to our international pension plans. In 2007, we made voluntary cash contributions of $131 million to our domestic defined benefit pension plan and $18 million to our international pension plans.

In 2008 we experienced significant negative returns on our pension assets for our primary defined benefit plan as a result of recent financial market conditions which will increase pension expense for 2009 by $33 million. We anticipate making voluntary cash contributions of approximately $80 million to our domestic and international pension plans in 2009. We do not expect to have required contributions in 2009.

Refer to Note 12 (Employee Retirement Plans) to the consolidated financial statements for additional information.

Customer Deposits

Certain customers of our Display Technologies segment have entered into long-term supply agreements and have agreed to make advance cash deposits to secure supply of large-size glass substrates. The deposits will be reduced through future product purchases, thus reducing operating cash flows in later periods as credits are applied for cash deposits received in earlier periods.

Between 2004 and 2007, we received a total of $937 million for customer deposit agreements. We received our last deposit of $105 million in 2007 and do not expect to receive additional deposits related to these agreements. In 2006, we received $171 million of customer deposits.

In 2008, 2007, and 2006, we issued credit memoranda which totaled $266 million, $231 million, and $126 million, respectively. These credit amounts were applied to customer receivable balances when payments were due. Customer deposit liabilities were $369 million and $531 million at December 31, 2008 and 2007, respectively. In 2009, we expect to issue approximately $287 million in credit memoranda.

Restructuring

During 2008, 2007, and 2006, we made payments of $17 million, $39 million, and $15 million, respectively, related to employee severance and other exit costs resulting from restructuring actions. In the fourth quarter of 2008, we recorded a $22 million restructuring charge primarily for severance costs in our Telecommunications segment. Cash payments for employee-related costs will be substantially completed by the end of 2009, while payments for exit activities will be substantially completed by the end of 2010. On January 26, 2009 Corning committed to corporate-wide restructuring actions which will result in first quarter charges in the range of $115 million to $165 million pre-tax, in addition to the fourth quarter restructuring charges of $22 million. In total, Corning plans to reduce its workforce by 3,500 employees and expects to complete this restructuring plan by the end of 2009. Corning made the decision to restructure to adjust operations to reflect anticipated lower sales in 2009. The program will include a selective early retirement program, global workforce reductions and consolidation of manufacturing facilities. Total cash expenditures are expected to be roughly $105 million to $150 million primarily related to termination benefits.

Key Balance Sheet Data

Balance sheet and working capital measures are provided in the following table (dollars in millions):

	December 31,	
	2008	2007
Working capital	**$2,567**	$2,782
Working capital, excluding cash, cash equivalents, and short-term investments	**$ (249)**	$ (734)
Current ratio	**2.3:1**	2.1:1
Trade accounts receivable, net of allowances	**$ 512**	$ 856
Days sales outstanding	**43**	49
Inventories	**$ 798**	$ 631
Inventory turns	**4.3**	4.7
Days payable outstanding (1)	**33**	36
Long-term debt	**$1,527**	$1,514
Total debt to total capital	**11%**	14%

(1) Includes trade payables only.

Credit Ratings

As of February 24, 2009, our credit ratings were as follows:

RATING AGENCY	Rating Long-Term Debt	Outlook Last Update
Fitch	BBB+	Stable June 29, 2007
Standard & Poor's	BBB+	Stable July 2, 2007
Moody's	Baa1	Stable June 19, 2007

Management Assessment of Liquidity

The Company has adequate sources of liquidity and we are confident in our ability to generate cash to meet existing or reasonably likely future cash requirements. We ended 2008 with approximately $2.8 billion of cash, cash equivalents and short-term investments. Approximately $1.5 billion, or 54% of the total balance, was invested in money market funds, government-backed securities, or bank deposits and had average maturities of one day. At December 31, 2008, approximately 42% of the Company's investments were located in the U.S. In January 2009, we repatriated an additional $400 million of cash into the U.S.

In 2008, we recorded $53 million of realized losses on short-term investments which represented less than 6% of our total holdings of available-for-sale securities. Refer to Note 3 (Short-term Investments) to the consolidated financial statements for additional information.

Like many other highly-rated issuers that have enjoyed consistent access to the public capital markets, the recent turmoil in those financial markets may limit Corning's access, constrain issuance amounts available to Corning, and result in terms and conditions that by historical standards are more restrictive and costly to Corning. Still, from time to time, we may issue debt to refinance debt maturities in the next few years and for general corporate purposes.

In July 2007, Corning's Board of Directors approved a stock repurchase program of up to $500 million to be completed by the end of 2008. In July 2008, Corning announced that its Board of Directors and Executive Committee had approved a second stock repurchase program of up to an additional $1 billion to be completed by the end of 2009. Through December 31, 2008, we have repurchased approximately 40 million shares of common stock for $875 million under these programs. We do not intend to make further share repurchases until economic conditions and Corning's cash flow performance improve.

Our major source of funding for 2009 and beyond will be our operating cash flow, and our existing balances of cash, cash equivalents and short term investments. We believe we have sufficient liquidity for the next several years to fund operations, the asbestos litigation, research and development, capital expenditures, scheduled debt repayments, and dividend payments. Corning also has access to a $1.1 billion unsecured committed revolving line of credit through March 2011. This facility includes two financial covenants: a leverage ratio and an interest coverage ratio. At December 31, 2008, we were in compliance with both financial covenants.

Off Balance Sheet Arrangements

Off balance sheet arrangements are transactions, agreements, or other contractual arrangements with an unconsolidated entity for which Corning has an obligation to the entity that is not recorded in our consolidated financial statements.

Corning's off balance sheet arrangements include the following:

- Guarantee contracts that require applying the provisions of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45).
- Variable interests held in certain unconsolidated entities.

FIN 45 requires a company, at the time a guarantee is issued, to recognize a liability for the fair value or market value of the obligation it assumes. In the normal course of our business, we do not routinely provide significant third-party guarantees. Generally, third-party guarantees provided by Corning are limited to certain financial guarantees, including stand-by letters of credit and performance bonds, and the incurrence of contingent liabilities in the form of purchase price adjustments related to attainment of milestones. These guarantees have various terms, and none of these guarantees are individually significant.

Refer to Note 13 (Commitments, Contingencies, and Guarantees) to the consolidated financial statements for additional information.

Corning leases certain transportation equipment from three Trusts that qualify as variable interest entities under FASB Interpretation 46R, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51" (FIN 46R). The sole purpose of these entities is to lease transportation equipment to Corning.

For variable interest entities, we assess the terms of our interest in each entity to determine if we are the primary beneficiary as prescribed by FIN 46R. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity that change with changes in the fair value of the entity's net assets excluding variable interests.

Corning has performed the required FIN 46R assessments and has identified three entities as being variable interest entities. None of these entities are considered to be significant to Corning's consolidated statements of position.

Corning does not have retained interests in assets transferred to an unconsolidated entity that serve as credit, liquidity or market risk support to that entity.

Contractual Obligations

The amounts of our obligations follow (in millions):

		Amount of commitment and contingency expiration per period				
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	5 years and thereafter
Performance bonds and guarantees	$ 63	$ 35	$ 4	$ 4	$ 2	$ 18
Credit facilities for equity companies	150	25	25	25	25	50
Stand-by letters of credit (1)	68	68				
Loan guarantees	11					11
Subtotal of commitment expirations per period	$ 292	$128	$ 29	$ 29	$ 27	$ 79
Purchase obligations	$ 126	$ 77	$ 41	$ 6	$ 1	$ 1
Capital expenditure obligations (2)	525	525				
Total debt (3)	1,444	77	81	23	23	1,240
Minimum rental commitments	203	45	35	27	22	74
Capital leases (4)	113	6	6	34	3	64
Interest on long-term debt (5)	1,146	90	88	84	83	801
Uncertain tax positions (6)	11	4	2	3	2	
Subtotal of contractual obligation payments due by period	3,568	824	253	177	134	2,180
Total commitments and contingencies	**$3,860**	**$952**	**$282**	**$206**	**$161**	**$2,259**

(1) At December 31, 2008, $38 million of the $68 million was included in other accrued liabilities on our consolidated balance sheets.
(2) Capital expenditure obligations, primarily related to our Display Technologies segment expansions, are included on our balance sheet.
(3) At December 31, 2008, $1,605 million was included on our balance sheet. Amounts above are stated at their maturity value.
(4) At December 31, 2008, $25 million of the $113 million represents imputed interest.
(5) The estimate of interest payments assumes interest is paid through the date of maturity/expiration of the related debt, based upon stated rates in the respective debt instruments.
(6) At December 31, 2008, $19 million was included on our balance sheet related to uncertain tax positions. Of this amount, we are unable to estimate when $8 million of that amount will become payable.

We have provided financial guarantees and contingent liabilities in the form of stand-by letters of credit and performance bonds, some of which do not have fixed or scheduled expiration dates. We have agreed to provide a credit facility related to Dow Corning discussed in Note 7 (Investments) and Note 13 (Commitments, Contingencies, and Guarantees) to the consolidated financial statements. The funding of the Dow Corning credit facility will be required only if Dow Corning is not otherwise able to meet its scheduled funding obligations in its confirmed Bankruptcy Plan. We believe the significant majority of these guarantees and contingent liabilities will expire without being funded.

ENVIRONMENT

We have been named by the Environmental Protection Agency under the Superfund Act, or by state governments under similar state laws, as a potentially responsible party for 19 active hazardous waste sites. Under the Superfund Act, all parties who may have contributed any waste to a hazardous waste site, identified by such Agency, are jointly and severally liable for the cost of cleanup unless the Agency agrees otherwise. It is our policy to accrue for the estimated liability related to Superfund sites and other environmental liabilities related to property owned and operated by us based on expert analysis and continual monitoring by both internal and external consultants. At December 31, 2008 and 2007, we had accrued approximately $21 million (undiscounted) and $19 million (undiscounted), respectively, for the estimated liability for environmental cleanup and related litigation. Based upon the information developed to date, we believe that the accrued amount is a reasonable estimate of our liability and that the risk of an additional loss in an amount materially higher than that accrued is remote.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires us to make estimates and assumptions that affect amounts reported therein. The estimates, including future projections of performance and relevant discount rates, that required us to make difficult, subjective or complex judgments follow.

Impairment of assets held for use

SFAS 144 requires us to assess the recoverability of the carrying value of long-lived assets when an event of impairment has occurred. We must exercise judgment in assessing whether an event of impairment has occurred. For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets is grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We must exercise judgment in assessing the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. In certain circumstances, we concluded that locations or businesses which share production along the supply chain must be combined in order to appropriately identify cash flows that are largely independent of the cash flows of other assets and liabilities.

Once it has been determined that an impairment has occurred, an impairment assessment requires the exercise of judgment in assessing the future use of and projected value to be derived from the impaired assets to be held and used. This may require judgment in estimating future cash flows and relevant discount rates and terminal values in estimating the current fair value of the impaired assets to be held and used.

Restructuring charges and impairments resulting from restructuring actions

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," requires us to assess whether and when a restructuring event has occurred and in which periods charges related to such events should be recognized. We must estimate costs of plans to restructure including, for example, employee termination costs. Restructuring charges require us to exercise judgment about the expected future of our businesses, of portions thereof, their profitability, cash flows and in certain instances eventual outcome. The judgment involved can be difficult, subjective and complex in a number of areas including assumptions and estimates used in estimating the future profitability and cash flows of our businesses.

Restructuring events often give rise to decisions to dispose of or abandon certain assets or asset groups which, as a result, require impairment in accordance with SFAS 144. SFAS 144 requires us to carry assets to be sold or abandoned at the lower of cost or fair value. We must exercise judgment in assessing the fair value of the assets to be sold or abandoned.

Income taxes

SFAS 109 requires us to exercise judgment about our future results in assessing the realizability of our deferred tax assets. Inherent in this estimation process is the requirement for us to estimate future book taxable income and possible tax planning strategies. These estimates require us to exercise judgment about our future results, the prudence and feasibility of possible tax planning strategies, and the economic environments in which we do business. It is possible that actual results will differ from assumptions and require adjustments to allowances.

In the second quarter of 2008, we released $2.4 billion of valuation allowances because we believe it is more likely than not that we will be able to generate sufficient levels of profitability in the U.S. to realize substantially all of our U.S. deferred tax assets. In the third and fourth quarters of 2008, we released an additional $70 million, and $45 million, respectively, of valuation allowances on our U.S. deferred tax assets as a result of a change in our estimate of current-year U.S. taxable income. A significant factor in our forecasts of future U.S. tax profitability is the amount of assumed royalties to be paid by our Display Technologies businesses to the U.S.

In determining our provision for income taxes, we use an annual effective income tax rate based on full year income, permanent differences between book and tax income, and statutory income tax rates. Significant judgment is required in determining the Company's worldwide income tax position as well as the effective tax rate.

Fair value measures

The Company adopted Statement of Financial Accounting Standards (SFAS) No.157, "Fair Value Measurements" (SFAS 157) effective January 1, 2008. The adoption of SFAS 157 was not material to Corning's financial statements or results of operations. The statement identifies two kinds of inputs that are used to determine the fair value of assets and liabilities: observable and unobservable. Observable inputs are based on market data or independent sources while unobservable inputs are based on the company's own market assumptions. Once inputs have been characterized, SFAS 157 requires companies to prioritize the inputs used to measure fair value into one of three broad levels. SFAS 157 applies whenever an entity is measuring fair value under other accounting pronouncements that require or permit fair value measurement and requires the use of observable market data when available. Corning's major categories of financial assets and liabilities required to be measured at fair value are short-term and long-term investments and derivatives. These categories use observable inputs only and are measured using a market approach based on quoted prices in markets considered active or in markets in which there are few transactions.

Derivative assets and liabilities may include interest rate swaps and forward exchange contracts which are measured using observable quoted prices for similar assets and liabilities. In arriving at the fair value of Corning's derivative assets and liabilities, we have considered the appropriate valuation and risk criteria, including such factors as credit risk of the relevant party to the transaction. The amount recorded in the first quarter of 2008 related to credit risk was not material.

Probability of litigation outcomes

SFAS No. 5, "Accounting for Contingencies," (SFAS 5) requires us to make judgments about future events that are inherently uncertain. In making determinations of likely outcomes of litigation matters, we consider the evaluation of legal counsel knowledgeable about each matter, case law, and other case-specific issues. See Part II - Item 1. Legal Proceedings for a discussion of the material litigation matters we face. The most significant matter involving judgment is the liability for asbestos litigation. There are a number of factors bearing upon our potential liability, including the inherent complexity of a Chapter 11 filing, our history of success in defending asbestos claims, our assessment of the strength of our corporate veil defenses, our continuing dialogue with our insurance carriers and the claimants' representatives. The proposed asbestos resolution (Amended PCC Plan) is subject to a number of contingencies. The approval of the Amended PCC Plan by the Bankruptcy Court is not certain and may face objections by some parties. Any approval of the Amended PCC Plan by the Bankruptcy Court is subject to appeal. The proposed Amended PCC Plan will also be subject to a vote of PCC's creditors. For these and other reasons, Corning's liability for these asbestos matters may be subject to changes in subsequent quarters. The estimate of the cost of resolving the non-PCC asbestos claims may also be subject to change as developments occur. Management continues to believe that the likelihood of the uncertainties surrounding these proceedings causing a material adverse impact to Corning's financial statements is remote.

Other possible liabilities

SFAS 5 and other similarly focused accounting literature require us to make judgments about future events that are inherently uncertain. In making determinations of likely outcomes of certain matters, including certain tax planning and environmental matters, these judgments require us to consider events and actions that are outside our control in determining whether probable or possible liabilities require accrual or disclosure. It is possible that actual results will differ from assumptions and require adjustments to accruals.

Pension and other postretirement employee benefits (OPEB)

Pension and OPEB costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on plan assets, mortality rates, and other factors. In accordance with GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Corning's pension and other postretirement obligations and future expense.

As of December 31, 2008, the Projected Benefit Obligation (PBO) for U.S. pension plans was $2,342 million.

The following information illustrates the sensitivity to a change in certain assumptions for U.S. pension plans:

Change in Assumption	Effect on 2009 Pre-Tax Pension Expense	Effective on December 31, 2008 PBO
25 basis point decrease in discount rate	+$5.6 million	+$61 million
25 basis point increase in discount rate	-$5.6 million	-$60 million
25 basis point decrease in expected return on assets	+$5.4 million	
25 basis point increase in expected return on assets	-$5.4 million	

The above sensitivities reflect the impact of changing one assumption at a time. Note that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear. These changes in assumptions would have no effect on Corning's funding requirements.

In addition, at December 31, 2008, a 25 basis point decrease in the discount rate would decrease stockholders' equity by $82 million before tax, a 25 basis point increase in the discount rate would increase stockholders' equity by $81 million. In addition, the impact of greater than a 25 basis point decrease in discount rate would not be proportional to the first 25 basis point decrease in the discount rate.

The following table illustrates the sensitivity to a change in the discount rate assumption related to Corning's U.S. OPEB plans:

Change in Assumption	Effect on 2009 Pre-Tax OPEB Expense	Effective on December 31, 2008 APBO
25 basis point decrease in discount rate	+$1 million	+$21 million
25 basis point increase in discount rate	-$1 million	-$21 million

The above sensitivities reflect the impact of changing one assumption at a time. Note that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear.

Revenue recognition

The company recognizes revenue when it is realized or realizable and earned. In certain instances, revenue recognition is based on estimates of fair value of deliverables as well as estimates of product returns, allowances, discounts, and other factors. These estimates are supported by historical data. While management believes that the estimates used are appropriate, differences in actual experience or changes in estimates may affect Corning's future results.

Stock compensation

Stock based compensation expense and disclosures are dependent on assumptions used in calculating such amounts. These assumptions include risk-free discount rates, expected term of the stock based compensation instrument granted, volatility of stock and option prices, expected time between grant date and date of exercise, attrition, performance, and other factors. These assumptions require us to exercise judgment. Our estimates of these assumptions typically are based upon our historical experience, currently available market place data, and forward looking explanatory variables. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Corning's future stock based compensation expense and disclosures.

NEW ACCOUNTING STANDARDS

Refer to Note 1 (Summary of Significant Accounting Policies) to the consolidated financials statements.

Quantitative and Qualitative Disclosures About Market Risks

We operate and conduct business in many foreign countries and as a result are exposed to movements in foreign currency exchange rates. Our exposure to exchange rates has the following effects:

- exchange rate movements on financial instruments and transactions denominated in foreign currencies which impact earnings, and
- exchange rate movements upon conversion of net assets and net income of foreign subsidiaries for which the functional currency is not the U.S. dollar, which impact our net equity.

We have foreign currency exposure to the Japanese yen, the New Taiwan dollar, the Korean won, and the euro. We selectively enter into foreign exchange forward and option contracts with durations generally 18 months or less to hedge our exposure to exchange rate risk on foreign source income and purchases. These hedges are scheduled to mature coincident with the timing of the underlying foreign currency commitments and transactions. The objective of these contracts is to neutralize the impact of exchange rate movements on our operating results. We also enter into foreign exchange forward contracts when situations arise where our foreign subsidiaries or Corning enter into lending situations, generally on an intercompany basis, denominated in currencies other than their local currency. We do not hold or issue derivative financial instruments for trading purposes. Corning uses derivative instruments (forwards) to limit the exposure to foreign currency fluctuations associated with certain monetary assets and liabilities. These derivative instruments are not designated as hedging instruments for accounting purposes and, as such, are referred to as undesignated hedges. Changes in the fair value of undesignated hedges, along with foreign currency gains and losses arising from the underlying monetary assets or liabilities, are recorded in current period earnings in Other (Expense) Income, Net in the consolidated statements of income.

Equity in earnings of affiliated companies has historically contributed a significant amount to our income from continuing operations. Equity in earnings of affiliated companies, net of impairments was $1.3 billion in 2008 and $942 million in 2007 with foreign-based affiliates comprising over 72% of this amount in 2008. Equity earnings from Samsung Corning and Samsung Corning Precision totaled $911 million for 2008 and $532 million for 2007. Exchange rate fluctuations and actions taken by management of these entities can affect the earnings of these companies.

We use a sensitivity analysis to assess the market risk associated with our foreign currency exchange risk. Market risk is defined as the potential change in fair value of assets and liabilities resulting from an adverse movement in foreign currency exchange rates. At December 31, 2008, we had open forward contracts, and foreign denominated debt with values exposed to exchange rate movements, all of which were designated as hedges at December 31, 2008. A 10% adverse movement in quoted foreign currency exchange rates could result in a loss in fair value of these instruments of $215 million compared to $239 million at December 31, 2007. Specific to the Japanese yen, a 10% adverse movement in quoted yen exchange rates could result in a loss in fair value of these instruments of $118 million compared to $146 million at December 31, 2007.

As we derive approximately 74% of our net sales from outside the U.S., our sales and net income could be affected if the U.S. dollar significantly strengthens or weakens against foreign currencies, most notably the Japanese yen and euro. Our forecasts generally assume exchange rates during 2009 remain constant at January 2009 levels. A plus or minus 10 point movement in the U.S. dollar - Japanese yen exchange rate would result in a change to 2009 net sales of approximately $183 million and net income of approximately $215 million. A plus or minus 10 point movement in the U.S. dollar - euro exchange rate would result in a change to 2009 net sales of approximately $26 million and net income of approximately $4 million.

Interest Rate Risk Management

It is our policy to conservatively manage our exposure to changes in interest rates. At December 31, 2008, our consolidated debt portfolio contained less than 1% of variable rate instruments.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate disclosure controls and procedures and adequate internal control over financial reporting for Corning. Management is also responsible for the assessment of the effectiveness of disclosure controls and procedures and the effectiveness of internal control over financial reporting.

Disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms. Corning's disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by Corning in the reports that it files or submits under the Exchange Act is accumulated and communicated to Corning's management, including Corning's principal executive and principal financial officers, or other persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Corning's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Corning's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Corning's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that Corning's receipts and expenditures are being made only in accordance with authorizations of Corning's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Corning's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Corning's internal control over financial reporting was effective as of December 31, 2008. The effectiveness of Corning's internal control over financial reporting as of December 31, 2008, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.



Wendell P. Weeks
Chairman and Chief Executive Officer



James B. Flaws
Vice Chairman and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP

To the Board of Directors and Shareholders of Corning Incorporated:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Corning Incorporated and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Annual Report on Internal Control Over Financial Reporting," appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



New York, New York
February 24, 2009

	Years ended December 31,		
(In millions, except per share amounts)	**2008**	2007	2006
Net sales	**$5,948**	$5,860	$5,174
Cost of sales	**3,210**	3,111	2,891
Gross margin	**2,738**	2,749	2,283
Operating expenses:			
Selling, general and administrative expenses	**901**	912	857
Research, development and engineering expenses	**627**	565	517
Amortization of purchased intangibles	**11**	10	11
Restructuring, impairment and other charges and (credits) (Note 2)	**19**	(4)	54
Asbestos litigation (credit) charge (Note 7)	**(340)**	185	(2)
Operating income	**1,520**	1,081	846
Interest income	**85**	145	118
Interest expense	**(59)**	(82)	(76)
Other (expense) income, net (Note 1)	**(23)**	147	73
Income before income taxes	**1,523**	1,291	961
Benefit (provision) for income taxes (Note 6)	**2,405**	(80)	(55)
Income before minority interests and equity earnings	**3,928**	1,211	906
Minority interests	**1**	(3)	(11)
Equity in earnings of affiliated companies, net of impairments (Note 7)	**1,328**	942	960
Net income	**$5,257**	$2,150	$1,855
Basic earnings per common share (Note 17)	**$ 3.37**	$ 1.37	$ 1.20
Diluted earnings per common share (Note 17)	**$ 3.32**	$ 1.34	$ 1.16
Dividends declared per common share	**$ 0.20**	$ 0.10	

The accompanying notes are an integral part of these consolidated financial statements.

Certain amounts for prior periods were reclassified to conform to the 2008 presentation.

(In millions, except share and per share amounts)	December 31, 2008	2007
Assets		
Current assets:		
Cash and cash equivalents	**$ 1,873**	$ 2,216
Short-term investments, at fair value	**943**	1,300
Total cash, cash equivalents and short-term investments	**2,816**	3,516
Trade accounts receivable, net of doubtful accounts and allowances - $20 and $20	**512**	856
Inventories (Note 5)	**798**	631
Deferred income taxes (Note 6)	**158**	54
Other current assets	**335**	237
Total current assets	**4,619**	5,294
Investments (Note 7)	**3,056**	3,036
Property, net of accumulated depreciation - $5,070 and $4,459 (Note 8)	**8,199**	5,986
Goodwill and other intangible assets, net (Note 9)	**305**	308
Deferred income taxes (Note 6)	**2,932**	202
Other assets	**145**	389
Total Assets	**$19,256**	$15,215
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion of long-term debt (Note 11)	**$ 78**	$ 23
Accounts payable	**846**	609
Other accrued liabilities (Note 10)	**1,128**	1,880
Total current liabilities	**2,052**	2,512
Long-term debt (Note 11)	**1,527**	1,514
Postretirement benefits other than pensions (Note 12)	**784**	744
Other liabilities (Note 10)	**1,402**	903
Total liabilities	**5,765**	5,673
Commitments and contingencies (Note 13)		
Minority interests	**48**	46
Shareholders' equity (Note 16):		
Common stock - Par value $0.50 per share; Shares authorized: 3.8 billion Shares issued: 1,609 million and 1,598 million	**804**	799
Additional paid-in capital	**12,502**	12,281
Retained earnings (accumulated deficit)	**1,940**	(3,002)
Treasury stock, at cost; Shares held: 61 million and 30 million	**(1,160)**	(492)
Accumulated other comprehensive loss	**(643)**	(90)
Total shareholders' equity	**13,443**	9,496
Total Liabilities and Shareholders' Equity	**$19,256**	$15,215

The accompanying notes are an integral part of these consolidated financial statements.

	Years ended December 31,		
(In millions)	**2008**	2007	2006
Cash Flows from Operating Activities:			
Net income	**$ 5,257**	$ 2,150	$ 1,855
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**684**	597	580
Amortization of purchased intangibles	**11**	10	11
Asbestos litigation	**(340)**	185	(2)
Restructuring, impairment and other charges (credits)	**19**	(4)	54
Loss on repurchases and retirement of debt		15	11
Stock compensation charges	**118**	138	127
Loss (gain) on sale of business	**14**	(19)	
Undistributed earnings of affiliated companies	**(782)**	(452)	(597)
Deferred tax benefit	**(2,594)**	(98)	(101)
Restructuring payments	**(17)**	(39)	(15)
Customer deposits, net of (credits) issued	**(266)**	(126)	45
Employee benefit payments (in excess of) less than expense	**(47)**	(111)	27
Changes in certain working capital items:			
Trade accounts receivable	**410**	(128)	(105)
Inventories	**(136)**	5	(65)
Other current assets	**(76)**	(27)	(10)
Accounts payable and other current liabilities, net of restructuring payments	**(231)**	10	(85)
Other, net	**104**	(29)	73
Net cash provided by operating activities	**2,128**	2,077	1,803
Cash Flows from Investing Activities:			
Capital expenditures	**(1,921)**	(1,262)	(1,182)
Acquisitions of businesses, net of cash acquired	**(15)**	(4)	(16)
Net proceeds (payments) from sale or disposal of assets	**19**	(5)	12
Net increase in long-term investments and other long-term assets			(77)
Short-term investments - acquisitions	**(1,865)**	(2,152)	(2,894)
Short-term investments - liquidations	**2,083**	2,862	1,976
Net cash used in investing activities	**(1,699)**	(561)	(2,181)
Cash Flows from Financing Activities:			
Net repayments of short-term borrowings and current portion of long-term debt	**(24)**	(20)	(14)
Proceeds from issuance of long-term debt, net			246
Retirements of long-term debt		(238)	(368)
Proceeds from unwind of interest rate swap agreements	**65**		
Proceeds from issuance of common stock, net	**23**	21	26
Proceeds from the exercise of stock options	**80**	109	303
Repurchases of common stock	**(625)**	(250)	
Dividends paid	**(313)**	(158)	
Other, net	**(4)**	(3)	(13)
Net cash (used in) provided by financing activities	**(798)**	(539)	180
Effect of exchange rates on cash	**26**	82	13
Net (decrease) increase in cash and cash equivalents	**(343)**	1,059	(185)
Cash and cash equivalents at beginning of year	**2,216**	1,157	1,342
Cash and cash equivalents at end of year	**$ 1,873**	$ 2,216	$ 1,157

The accompanying notes are an integral part of these consolidated financial statements.

(In millions)	Common stock	Additional paid-in capital	Unearned compen-sation	Accumu-lated deficit	Treasury stock	Accumulated other compre-hensive income (loss)	Total shareholders' Equity
Balance, December 31, 2005	$776	$11,631	$(83)	$(6,847)	$ (168)	$ 178	$ 5,487
Net income				1,855			1,855
Foreign currency translation adjustment						203	203
Minimum pension liability adjustment						37	37
Net unrealized gain on investments						2	2
Unrealized derivative gain on cash flow hedges						12	12
Reclassification adjustments on cash flow hedges						(25)	(25)
Total comprehensive income							2,084
Adjustment to adopt SFAS 158						(763)	(763)
Shares issued to benefit plans and for option exercises	15	376			(11)		380
Other, net		1	83		(22)	(4)	58
Balance, December 31, 2006	$791	$12,008	$ 0	$(4,992)	$ (201)	$(360)	$ 7,246
Net income				2,150			2,150
Foreign currency translation adjustment						165	165
Net unrealized loss on investments						(11)	(11)
Unrealized derivative loss on cash flow hedges						(49)	(49)
Reclassification adjustments on cash flow hedges						12	12
Unamortized postretirement benefit plans gains and prior service costs						153	153
Total comprehensive income							2,420
Purchase of common stock for treasury					(250)		(250)
Shares issued to benefit plans and for option exercises	8	273			(12)		269
Dividends on shares				(158)			(158)
Other, net				(2)	(29)		(31)
Balance, December 31, 2007	$799	$12,281	$ 0	$(3,002)	$ (492)	$ (90)	$ 9,496
Net income				5,257			5,257
Foreign currency translation adjustment						67	67
Net unrealized loss on investments						(81)	(81)
Unrealized derivative loss on cash flow hedges						(61)	(61)
Reclassification adjustments on cash flow hedges						45	45
Unamortized postretirement benefit plans gains and prior service costs						(523)	(523)
Total comprehensive income							4,704
Purchase of common stock for treasury					(625)		(625)
Shares issued to benefit plans and for option exercises	6	222			(6)		222
Dividends on shares				(313)			(313)
Other, net	(1)	(1)		(2)	(37)		(41)
Balance, December 31, 2008	**$804**	**$12,502**	**$ 0**	**$ 1,940**	**$(1,160)**	**$(643)**	**$13,443**

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

Organization

Corning Incorporated is a provider of high-performance glass for computer monitors, LCD televisions, and other information display applications; optical fiber and cable and hardware and equipment products for the telecommunications industry; ceramic substrates for gasoline and diesel engines in automotive and heavy duty vehicle markets; laboratory products for the scientific community and specialized polymer products for biotechnology applications; advanced optical materials for the semiconductor industry and the scientific community; and other technologies. In these notes, the terms "Corning," "Company," "we," "us," or "our" mean Corning Incorporated and subsidiary companies.

Basis of Presentation and Principles of Consolidation

Our consolidated financial statements were prepared in conformity with generally accepted accounting principles (GAAP) and include the assets, liabilities, revenues and expenses of all majority-owned subsidiaries over which Corning exercises control and, when applicable, entities for which Corning has a controlling financial interest.

The equity method of accounting is used for investments in affiliated companies which are not controlled by Corning and in which our interest is generally between 20% and 50% and we have significant influence over the entity. Our share of earnings or losses of affiliated companies, in which at least 20% of the voting securities is owned and we have significant influence but not control over the entity, is included in consolidated operating results.

We use the cost method to account for our investments in companies that we do not control and for which we do not have the ability to exercise significant influence over operating and financial policies. In accordance with the cost method, these investments are recorded at cost or fair value, as appropriate.

All material intercompany accounts, transactions and profits are eliminated in consolidation.

Certain prior year amounts have been reclassified to conform to the current-year presentation. These reclassifications had no impact on our results of operations, financial position, or changes in shareholders' equity.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and related notes. Significant estimates and assumptions in these consolidated financial statements include restructuring and other charges and credits, allowances for doubtful accounts receivable, estimates of fair value associated with goodwill and long-lived asset impairment tests, estimates of the fair value of assets held for disposal, estimates of fair value of investments, environmental and legal liabilities, warranty liabilities, income taxes and deferred tax valuation allowances, the determination of discount and other rate assumptions for pension and other postretirement employee benefit expenses and the determination of the fair value of stock based compensation involving assumptions about termination rates, stock volatility, discount rates, and expected time to exercise. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be different from these estimates.

Revenue Recognition

Revenue for sales of goods is recognized when a firm sales agreement is in place, delivery has occurred and sales price is fixed and determinable and collectability is reasonably assured. If customer acceptance of products is not reasonably assured, sales are recorded only upon formal customer acceptance. Sales of goods typically do not include multiple product and/or service elements.

At the time revenue is recognized, allowances are recorded, with the related reduction to revenue, for estimated product returns, allowances and price discounts based upon historical experience and related terms of customer arrangements. Where we have offered product warranties, we also establish liabilities for estimated warranty costs based upon historical experience and specific warranty provisions. Warranty liabilities are adjusted when experience indicates the expected outcome will differ from initial estimates of the liability.

1. Summary of Significant Accounting Policies (continued)

Other (Expense) Income, Net

"Other (expense) income, net" in Corning's consolidated statements of income includes the following (in millions):

	Years ended December 31,		
	2008	2007	2006
Royalty income from Samsung Corning Precision	**$ 184**	$141	$ 82
Foreign currency exchange and hedge (losses) / gains	**(112)**	29	28
Net realized losses of available-for-sale securities	**(53)**	(6)	(2)
Loss on sale of Steuben glass business	**(14)**		
Gain on sale of Corning's submarine cabling business		19	
Loss on repurchase of debt, net		(15)	(11)
Other, net	**(28)**	(21)	(24)
Total	**$ (23)**	$147	$ 73

Research and Development Costs

Research and development costs are charged to expense as incurred. Research and development costs totaled $510 million in 2008, $446 million in 2007, and $409 million in 2006.

Foreign Currency Translation and Transactions

The determination of the functional currency for Corning's foreign subsidiaries is made based on the appropriate economic factors. For most foreign operations, the local currencies are generally considered to be the functional currencies. Corning's most significant exception is our Taiwanese subsidiary which uses the Japanese yen as its functional currency. For all transactions denominated in a currency other than a subsidiary's functional currency, exchange rate gains and losses are included in income for the period in which the exchange rates changed.

Foreign subsidiary functional currency balance sheet accounts are translated at current exchange rates, and statement of operations accounts are translated at average exchange rates for the year. Translation gains and losses are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity. The effects of remeasuring non-functional currency assets and liabilities into the functional currency are included in current earnings.

Stock-Based Compensation

Corning's stock-based compensation programs include employee stock option grants, time-based restricted stock awards, performance-based restricted stock awards, performance-based restricted stock units and the Worldwide Employee Stock Purchase Plan, as more fully described in Note 18 to our Consolidated Financial Statements. On January 1, 2006 the company implemented the provisions of Statement of Financial Accounting Standard (SFAS) 123(R) "Share-Based Payment" (SFAS 123(R)) following the "prospective adoption" transition method and accordingly began expensing share-based payments in the first quarter of 2006. Following the prospective adoption transition method, prior periods were not restated. We continue to follow the stated and nominal vesting period approaches for any share-based awards granted prior to adopting SFAS 123(R) and will continue to do so for the remaining portion of such unvested outstanding awards after adopting SFAS 123(R). The Company elected the alternative transition method for calculating the tax effects of employee share-based compensation awards that were outstanding upon adoption of SFAS 123(R).

For new awards issued, the cost is equal to the fair value of the award at the date of grant and compensation expense is recognized for those awards earned over the service period, except as noted below. Corning estimates the fair value of stock based awards using a lattice-based option valuation model, which incorporates assumptions including expected volatility, dividend yield, risk-free rate, expected time to exercise and departure rates.

SFAS 123(R) specifies that an award is considered vested when the employee's retention of the award is no longer contingent on providing subsequent service (the "non-substantive vesting period approach"). Prior to December 1, 2008, the terms and conditions of Corning's stock option agreement specified that employees continue to vest in option awards after retirement without providing any additional services. For awards granted from January 1, 2006 to December 1, 2008, compensation cost was recognized immediately for awards granted to retirement eligible employees or over the period from the grant date to the date retirement eligibility is achieved, if that is expected to occur during the stated or nominal vesting period. Corning amended the terms and conditions of its stock option agreement on December 1, 2008 for awards to retirement eligible employees. Awards are earned ratably each month the employee provides service over the twelve months following the grant date, and the related compensation expense is recognized over this twelve month service period or over the period from the grant date to the date retirement eligibility is achieved, whichever is longer.

1. Summary of Significant Accounting Policies (continued)

Refer to Note 18 (Share-based Compensation) to the Consolidated Financial Statements for additional information.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash. We consider securities with contractual maturities of three months or less, when purchased, to be cash equivalents. The carrying amount of these securities approximates fair value because of the short-term maturity of these instruments.

Supplemental disclosure of cash flow information follows (in millions):

	Years ended December 31,		
	2008	2007	2006
Non-cash transactions:			
Issued credit memoranda for settlement of customer receivables (1)	**$266**	$231	$126
Capital leases	**$ 6**	$ 44	
Accruals for capital expenditures	**$525**	$244	$261
Cash paid for interest and income taxes:			
Interest (2)	**$100**	$113	$106
Income taxes, net of refunds received	**$287**	$153	$225

(1) Amounts represent credits applied to customer receivable balances for customers that made advance cash deposits under long-term purchase and supply agreements.

(2) Included in this amount are approximately $31 million, $19 million, and $37 million of interest costs that were capitalized as part of property, net in 2008, 2007, and 2006, respectively.

Short-Term Investments

Our short-term investments consist of available-for-sale securities which are stated at fair value. Consistent with Corning's cash investment policy, our short-term investments consist primarily of a mix of fixed-income securities and exchanged traded mutual funds, diversified among industries and individual issuers. Preservation of principal is the primary principle of our cash investment policy which is carried out by limiting interest rate, reinvestment, security, quality and event risk. Our investments are generally liquid and all are investment grade quality. The portfolio is invested predominantly in U.S.-dollar-denominated securities, but also includes foreign-denominated securities in order to diversify financial risk or limit foreign currency exposure. Unrealized gains and losses, net of tax, are computed on the first-in first-out basis and are reported as a separate component of accumulated other comprehensive loss in shareholders' equity until realized. Realized gains and losses are recorded in other income (expense), net.

Allowance for Doubtful Accounts

The Company's allowance for doubtful accounts is determined based on a variety of factors that affect the potential collectability of the related receivables, including length of time receivables are past due, customer credit ratings, financial stability of customers, specific one-time events and past customer history. In addition, in circumstances where the Company is made aware of a specific customer's inability to meet its financial obligations, a specific allowance is established. The majority of accounts are individually evaluated on a regular basis and appropriate reserves are established as deemed appropriate based on the above criteria. The remainder of the reserve is based on management's estimates and takes into consideration historical trends, market conditions and the composition of the Company's customer base.

Environmental Liabilities

The Company accrues for its environmental investigation, remediation, operating, and maintenance costs when it is probable that a liability has been incurred and the amount can be reasonably estimated. For environmental matters, the most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site, current laws and regulations and prior remediation experience. For sites with multiple potential responsible parties (PRP's), the Company considers its likely proportionate share of the anticipated remediation costs and the ability of the other parties to fulfill their obligations in establishing a provision for those costs. Where no amount within a range of estimates is more likely to occur than another, the minimum is accrued. When future liabilities are determined to be reimbursable by insurance coverage, an accrual is recorded for the potential liability and a receivable is recorded related to the insurance reimbursement when reimbursement is virtually certain. The uncertain nature inherent in such remediation and the possibility that initial estimates may not reflect the final outcome could result in additional costs.

1. Summary of Significant Accounting Policies (continued)

Inventories

Inventories are stated at the lower of cost (first-in, first-out basis) or market.

Property, Net of Accumulated Depreciation

Land, buildings, and equipment are recorded at cost. Depreciation is based on estimated useful lives of properties using the straight-line method. Except as described in Note 2 (Restructuring, Impairment and Other Charges and (Credits)) related to accelerated depreciation arising from restructuring programs, the estimated useful lives range from 10 to 40 years for buildings and 3 to 20 years for equipment.

Included in the subcategory of equipment are the following types of assets:

Asset type	Range of useful life
Computer hardware and software	3 to 7 years
Manufacturing equipment	3 to 15 years
Furniture and fixtures	5 to 10 years
Transportation equipment	5 to 20 years

Manufacturing equipment includes certain components of production equipment that are coated with or constructed of precious metals. These metals have an indefinite useful life because they will be returned to their elemental state and reused or sold.

Goodwill and Other Intangible Assets

Goodwill is the excess of cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. Goodwill is tested for impairment annually in the fourth quarter, and will be tested for impairment between annual tests if an event occurs or circumstances change that more likely than not would indicate the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. Reporting units are either one level below the operating segment level or an aggregation of two or more reporting units within the same operating segment if such reporting units share similar economic characteristics. Goodwill relates and is assigned directly to a specific reporting unit. An impairment loss generally would be recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit. The estimated fair value of a reporting unit is determined using a discounted cash flow analysis. Refer to Note 9 (Goodwill and Other Intangible Assets) for additional information.

Other intangible assets include patents, trademarks, and other intangible assets acquired from an independent party. Such intangible assets have a definite life and are amortized on a straight-line basis over estimated useful lives ranging from 4 to 20 years.

Impairment of Long-Lived Assets

We review the recoverability of our long-lived assets, such as plant and equipment and intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset or asset group may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows (undiscounted and without interest charges) of the related operations. We assess the recoverability of the carrying value of long-lived assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If these cash flows are less than the carrying value of such asset or asset group, an impairment loss is measured based on the difference between estimated fair value and carrying value. Assets to be disposed of are written-down to the greater of their fair value or salvage value. Fair values are determined using a discounted cash flow analysis. Refer to Note 2 (Restructuring, Impairment and Other Charges and (Credits)) for additional information.

Treasury Stock

Shares of common stock repurchased by us are recorded at cost as treasury stock and result in a reduction of shareholders' equity in the consolidated balance sheets. From time to time, treasury shares may be reissued as contributions to our employee benefit plans and for the retirement or conversion of certain debt instruments. When shares are reissued, we use an average cost method for determining cost. The difference between the cost of the shares and the reissuance price is added to or deducted from additional paid-in capital.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes using the asset and liability method prescribed by SFAS 109. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to operating loss and tax credit carry forwards and for differences between the carrying amounts of existing assets and liabilities and their respective tax bases.

In determining our provision for income taxes, we use an annual effective income tax rate based on full year income, permanent differences between book and tax income, and statutory income tax rates. The effective income tax rate also reflects our assessment of the ultimate outcome of tax audits. In evaluating the tax benefits associated with our various tax filing positions, we record a tax benefit for uncertain tax positions using the highest cumulative tax benefit that is more likely than not to be realized. Adjustments are made to our liability for unrecognized tax benefits in the period in which we determine the issue is effectively settled with the tax authorities, the statute of limitations expires for the return containing the tax position or when more information becomes available. Our liability for unrecognized tax benefits, including accrued penalties and interest, is included in other long-term liabilities on our consolidated balance sheets and in income tax expense in our consolidated statements of earnings.

Discrete events such as audit settlements or changes in tax laws are recognized in the period in which they occur. Valuation allowances are established when management is unable to conclude that it is more likely than not that some portion, or all, of the deferred tax asset will ultimately be realized.

The Company is subject to income taxes in the United States and in numerous foreign jurisdictions. No provision is made for U.S. income taxes on the undistributed earnings of wholly owned foreign subsidiaries because substantially all such earnings are indefinitely reinvested in those companies. Provision for the tax consequences of distributions, if any, from consolidated foreign subsidiaries is recorded in the year in which the earnings are no longer indefinitely reinvested in those subsidiaries.

Fair Value of Financial Instruments

Management believes that the carrying values of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value as a result of the short-term maturities of these instruments. Short-term investments are reported at fair value as required by SFAS 115.

Derivative Instruments

We participate in a variety of foreign exchange forward contracts, foreign exchange option contracts and interest rate swaps entered into in connection with the management of our exposure to fluctuations in foreign exchange and interest rates. These financial exposures are managed in accordance with corporate policies and procedures.

All derivatives are recorded at fair value on the balance sheet. Changes in the fair value of derivatives designated as cash flow hedges and hedges of net investments in foreign operations are recorded in accumulated other comprehensive income (loss). Amounts related to cash flow hedges are reclassified from accumulated other comprehensive income (loss) when the underlying hedged item impacts earnings. This reclassification is recorded in the same line item of the consolidated statement of operations as where the effects of the hedged item are recorded, typically sales or cost of sales. Changes in the fair value of derivatives designated as fair value hedges are recorded currently in earnings offset, to the extent the derivative was effective, by the change in the fair value of the hedged item. Changes in the fair value of derivatives not designated as hedging instruments are recorded currently in earnings in the other income line of the consolidated statement of operations.

We have issued foreign currency denominated debt that has been designated as a hedge of the net investment in a foreign operation. The effective portion of the changes in fair value of the debt is reflected as a component of other comprehensive income (loss) as part of the foreign currency translation adjustment.

Variable Interest Entities

For variable interest entities, we assess the terms of our interest in each entity to determine if we are the primary beneficiary as prescribed by Financial Accounts Standards Board (FASB) Interpretation 46R, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51" (FIN 46R). The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity that change with changes in the fair value of the entity's net assets excluding variable interests.

Corning has performed the required FIN 46R assessments and has identified three entities as being variable interest entities. None of these entities are considered to be significant to Corning's consolidated statements of position.

1. Summary of Significant Accounting Policies (continued)

New Accounting Standards

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in applying GAAP, and expands disclosures about fair value measurements. SFAS 157 applies whenever an entity is measuring fair value under other accounting pronouncements that require or permit fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Corning adopted SFAS 157 effective January 1, 2008, for all financial assets and liabilities as required. Refer to Note 15 (Fair Value Measurements) to the consolidated financial statements for additional information about adoption. In November 2007, the FASB provided a one-year deferral for implementation of this standard for certain non-financial assets and liabilities. Corning does not expect the standard to have a material impact on its consolidated results of operations and financial condition when the standard is fully adopted in 2009.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations (revised - 2007)" (SFAS 141(R)). SFAS 141(R) is a revision to previously existing guidance on accounting for business combinations. SFAS 141(R) retains the fundamental concept of the purchase method of accounting, and introduces new requirements for the recognition and measurement of assets acquired, liabilities assumed and noncontrolling interests. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. Corning does not expect adoption of this standard to have a material impact on its consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" (SFAS 160). SFAS 160 requires that noncontrolling interests be reported as stockholders equity, a change that will affect Corning's financial statement presentation of minority interests in its consolidated subsidiaries. The statement also establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary as long as that ownership change does not result in deconsolidation. SFAS 160 is required to be applied prospectively in 2009, except for the presentation and disclosure requirements which are to be applied retrospectively. The statement is effective for fiscal years beginning after December 15, 2008. Corning does not expect the adoption of the standard to have a material impact to its consolidated results of operations and financial condition.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities." This statement is effective for financial statements issued for periods beginning after November 15, 2008, with early application encouraged. This statement amends and expands the disclosure requirements in SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and other related literature. Corning believes that the updated disclosures will not have a material impact on its consolidated results of operations and financial condition.

In June 2008, the FASB issued Emerging Issue Task Force (EITF) Issue No. 03-6-1 "Determining Whether Instruments Granted in Share-Based Transactions are Participating Securities", effective for financial statements issued for fiscal years beginning after December 15, 2008. Under this EITF, the FASB addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting, thereby impacting the calculation of earnings per share. If it is determined that the share-based payment is a participating security, the two-class method of calculating EPS may be required. Corning believes that the adoption of this EITF will not have a material impact on its consolidated results of operations and financial condition.

In November 2008, the FASB issued EITF Abstract 08-6 "Equity Method Investment Accounting Considerations" (EITF 08-6). EITF 08-6 applies to all investments accounted for under the equity method and clarifies the accounting for certain transactions and impairment considerations involving equity method investments. This standard is required to be applied prospectively and is effective for fiscal years beginning after December 15, 2008. Corning believes that the adoption of this EITF will not have a material impact on its consolidated results of operations and financial condition.

In December 2008, the FASB issued FSP FAS 132(R)-1, "Employer's Disclosures about Postretirement Benefit Plan Assets" (FSP FAS 132(R)-1). FSP FAS 132(R)-1 amends FASB Statement No. 132 (Revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits, to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. Required disclosures address: how investment allocation decisions are made; the major categories of plan assets; the inputs and valuation techniques used to measure the fair value of plan assets; the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period; and significant concentrations of risk within plan assets. Disclosures required by this FSP shall be provided for fiscal years ending after December 15, 2009, and are not required for earlier periods presented for comparative purposes. Corning expects to comply with the disclosure requirements of FSP FAS 132(R)-1 as required.

2. Restructuring, Impairment and Other Charges and (Credits)

2008 Actions

Corning recorded net charges of $19 million in 2008. A summary of the charges and credits follows:

- We recorded a charge of $22 million which was comprised primarily of severance costs for a restructuring plan in the Telecommunications segment.
- We recorded net credit adjustments of $3 million for revisions to existing restructuring plans.

The following table summarizes the restructuring, and other charges and (credits) as of and for the year ended December 31, 2008 (in millions):

		Year ended December 31, 2008					
	Reserve at Jan. 1, 2008	Charges	Revisions to existing plans	Net Charges	Non-Cash Settlements	Cash Payments	Reserve at Dec. 31, 2008
Restructuring:							
Employee related costs	$12	$22	$(3)	$19	$(2)	$(12)	$17
Other charges (credits)	22					(5)	17
Total restructuring charges	$34	$22	$(3)	$19	$(2)	$(17)	$34

2007 Actions

In 2007, Corning recorded net credit adjustments of $4 million for revisions to existing restructuring plans.

The following table summarizes the restructuring, impairment, and other charges and (credits) as of and for the year ended December 31, 2007 (in millions):

	Reserve at Jan. 1, 2007	2007 Revisions to existing plans	Cash payments	Reserve at Dec. 31, 2007
Restructuring:				
Employee related costs	$40		$(28)	$12
Other charges (credits)	36	$(3)	(11)	22
Total restructuring charges	$76	$(3)	$(39)	$34
Impairment of long-lived assets:				
Assets to be held and used		$(1)		
Total impairment charges		$(1)		
Total restructuring, impairment and other charges and (credits)		$(4)		

2006 Actions

Corning recorded net charges of $54 million in 2006. A summary of the charges and credits follows:

- We recorded a $44 million asset impairment charge in accordance with SFAS 144 for certain assets in our Telecommunications segment.
- We recorded a charge of $5 million for severance and curtailment costs and a $6 million impairment charge related to certain manufacturing operations of our Life Sciences segment and Specialty Materials segment in the U.K.
- We recorded a $7 million charge for a revision to an existing restructuring plan for a German location in our Telecommunications segment.
- We recorded various credits related to existing restructuring plans and for previously impaired assets.

2. Restructuring, Impairment and Other Charges and (Credits) (continued)

The following table summarizes the restructuring, impairment, and other charges and (credits) as of and for the year ended December 31, 2006 (in millions):

	Reserve at January 1, 2006	Year ended December 31, 2006 Charges	Revisions to existing plans	Net Charges/ (credits)	Cash payments	Reserve at Dec. 31, 2006
Restructuring:						
Employee related costs	$36	$ 6	$ 4	$10	$ (6)	$40
Other charges (credits)	49		(4)	(4)	(9)	36
Total restructuring charges	$85	$ 6	$ 0	$ 6	$(15)	$76
Impairment of long-lived assets:						
Assets to be held and used		$50		$50		
Assets to be disposed of by sale or abandonment			$(2)	(2)		
Total impairment charges		$50	$(2)	$48		
Total restructuring, impairment and other charges and (credits)		$56	$(2)	$54		

Cash payments for employee-related costs will be substantially completed by the end of 2009, while payments for exit activities will be substantially completed by the end of 2011.

3. Short-term Investments

The following is a summary of the fair value of available-for-sale securities (in millions):

	December 31, 2008	2007
Bonds, notes and other securities		
U.S. government and agencies	**$737**	$ 179
States and municipalities		46
Asset-backed securities	**5**	301
Commercial paper		239
Other debt securities	**201**	535
Total short-term investments	**$943**	$1,300

Gross realized gains and losses in 2008 were $6 million and $59 million, respectively. Realized losses in 2008 included other-than-temporary impairments of $37 million for financial industry securities and $22 million of losses from the sale of asset-back debt securities and debt securities of financial institutions as Corning reduced its exposure to these sectors. Gross realized gains and losses in 2007 and 2006 were not significant.

Gross unrealized gains and losses at December 31, 2008 were $2 million and $58 million, respectively, and were included in accumulated other comprehensive income. Unrealized losses included temporary impairments of asset-backed securities with a fair value of $40 million at December 31, 2008. Because we believe the $87 million cost-basis of these asset-backed securities, which are collateralized by mortgages, is recoverable in the long-term we have classified these securities as long-term assets. It is possible that a significant degradation in the delinquency or foreclosure rates in the underlying mortgages could cause further temporary or other-than-temporary impairments in the future. Gross unrealized gains and losses at December 31, 2007 were $4 million and $14 million, respectively.

The following table summarizes the contractual maturities of available-for-sale securities at December 31, 2008 (in millions):

Less than one year	**$732**
Due in 1-5 years	**196**
Due in 5-10 years	
Due after 10 years	**15**
Total	**$943**

Proceeds from sales and maturities of short-term investments totaled $2.1 billion, $2.9 billion and $2.0 billion in 2008, 2007 and 2006, respectively.

4. Significant Customers

For 2008, Corning's sales to AU Optronics Corporation (AUO) and Chi Mei Optoelectronics Corporation (Chi Mei), two customers of our Display Technologies segment, represented 11% and 10%, respectively, of the Company's consolidated net sales. Corning's sales to AU Optronics Corporation (AUO), for 2007 and 2006 represented 12% and 13%, respectively, of the Company's consolidated net sales.

5. Inventories

Inventories comprise the following (in millions):

	December 31,	
	2008	2007
Finished goods	**$293**	$232
Work in process	**197**	141
Raw materials and accessories	**120**	111
Supplies and packing materials	**188**	147
Total inventories	**$798**	$631

6. Income Taxes

Income before income taxes follows (in millions):

	Years ended December 31,		
	2008	2007	2006
U.S. companies	**$ 423**	$ 235	$175
Non-U.S. companies	**1,100**	1,056	786
Income before income taxes	**$1,523**	$1,291	$961

The current and deferred amounts of the provision (benefit) for income taxes follow (in millions):

	Years ended December 31,		
	2008	2007	2006
Current:			
Federal	**$ 4**		
State and municipal		$ 2	$ (8)
Foreign	**185**	176	164
Deferred:			
Federal	**(2,350)**		
State and municipal	**(215)**	(3)	
Foreign	**(29)**	(95)	(101)
(Benefit) provision for income taxes	**$(2,405)**	$ 80	$ 55

Amounts are reflected in the preceding tables based on the location of the taxing authorities.

6. Income Taxes (continued)

Reconciliation of the U.S. statutory income tax rate to our effective tax rate for continuing operations follows:

	Years ended December 31,		
	2008	2007	2006
Statutory U.S. income tax (benefit) rate	**35.0%**	35.0%	35.0%
State income tax (benefit), net of federal benefit	**0.3**	0.5	(0.2)
Tax holidays (1)	**(10.1)**	(12.1)	(10.1)
Investment and other tax credits (2)	**(1.2)**	(1.7)	(3.6)
Rate difference on foreign earnings	**5.7**	(3.1)	6.1
Tax rate changes		13.2 (3)	
Valuation allowances:			
Release of prior period valuation allowances	**(168.5)** (4)	(12.4) (5)	(8.6) (5)
Tax (expenses) benefits not recorded on (income) losses (6)	**(16.5)**	(13.5)	(13.4)
Audit settlement	**(2.6)** (7)		
Other items, net	**(0.1)**	0.3	0.5
Effective income tax (benefit) rate	**(158.0)%**	6.2%	5.7%

Significant items that cause our effective tax rate to vary from the U.S. statutory rate of 35% are as follows:

(1) Certain foreign subsidiaries in China and Taiwan are operating under tax holiday arrangements. The nature and extent of such arrangements vary, and the benefits of existing arrangements phase out in future years (through 2012) according to the specific terms and schedules of the relevant taxing jurisdictions. The impact of tax holidays on net income per share on a diluted basis was $0.10 in 2008 and 2007, and $0.06 in 2006.

(2) Primarily related to investment tax credits in Taiwan, employment credits in Mexico and research & development credits in France.

(3) In 2007, certain U.S. and German deferred taxes were revised for enacted law changes.

(4) In 2008, we released $2.5 billion of valuation allowances resulting from a change in judgment about the realizability of deferred tax assets in future years, described below.

(5) In 2007, due to sustained profitability and positive earnings projections for our overall German operations, we concluded that it is more likely than not that the German national deferred tax assets are realizable and that the related valuation allowance was no longer required. In 2006, due to sustained profitability and positive earnings projections in Australia and at certain of our German operations, we concluded that it was more likely than not that a portion of the German local and the entire Australian deferred tax assets were realizable and that the related valuation allowances were no longer required.

(6) For all three years presented, we generated positive income from continuing operations in the U.S. The tax expense on such income was fully offset by the tax benefit of releasing a portion of valuation allowance to reflect the realization of deferred taxes resulting from the generation of U.S. income. The impact of the release of valuation allowance and consequently not recording tax expense on income generated in the U.S. was a reduction in the rate of 16.2% for 2008 and 14.2% for both 2007 and 2006.

(7) In 2008, we recorded a $40 million benefit related to a favorable tax settlement with the Canadian Revenue Agency.

The tax effects of temporary differences and carryforwards that gave rise to significant portions of the deferred tax assets and liabilities follows (in millions):

	December 31,	
	2008	2007
Loss and tax credit carryforwards	**$1,998**	$ 2,145
Capitalized research and development	**76**	106
Asset impairments and restructuring reserves	**193**	194
Postretirement medical and life benefits	**322**	303
Inventory	**53**	39
Intangible and other assets	**62**	64
Other accrued liabilities	**261**	398
Other employee benefits	**353**	117
Gross deferred tax assets	**3,318**	3,366
Valuation allowance	**(230)**	(3,091)
Total deferred tax assets	**3,088**	275
Fixed assets	**(15)**	(40)
Total deferred tax liabilities	**(15)**	(40)
Net deferred tax assets	**$3,073**	$ 235

The net deferred tax assets are included in (in millions):

	December 31,	
	2008	2007
Current assets	**$ 158**	$ 54
Other assets	**2,932**	202
Other current liabilities	**(1)**	
Other noncurrent liabilities	**(16)**	(21)
Net deferred tax assets	**$3,073**	$235

6. Income Taxes (continued)

Details on deferred tax assets for loss and tax credit carryforwards at December 31, 2008 follow (in millions):

		Expiration			
	Amount	**2009-2013**	**2014-2018**	**2019-2028**	**Indefinite**
Net operating losses	**$1,722**	$ 33	$ 62	$1,435	$192
Capital losses	**17**	17			
Tax credits	**259**	76	94	49	40
Totals as of December 31, 2008	**$1,998**	$126	$156	$1,484	$232

SFAS 123 (R) prohibits the recognition of windfall tax benefits from stock-based compensation deducted on the tax return until realized through a reduction of income tax payable. Cumulative tax benefits totaling $250 million will be recorded in additional paid-in-capital when the net operating loss carry forward is utilized and the windfall tax benefit can be realized.

SFAS No. 109 provides that deferred tax assets are to be reduced by a valuation allowance if, based on the weight of available positive and negative evidence, it is more likely than not (a likelihood of greater than 50 percent) that some portion or all of the deferred tax assets will not be realized. At December 31, 2007, all of our U.S. deferred tax assets had full valuation allowances.

In the second quarter of 2008, we concluded that it was more likely than not that we will realize substantially all of our U.S. deferred tax assets because we expect to generate sufficient levels of income in the U.S. As a result, we released $2.4 billion of valuation allowances on our U.S. deferred tax assets in the second quarter of 2008. We considered all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance was needed. The evaluation of the realizability of deferred tax assets is inherently subjective. Following are the key items that provided positive evidence to support the release of the valuation allowance for a large portion of our deferred tax assets in the second quarter of 2008:

- Positive pre-tax income in the U.S. for the first half of 2008 and the preceding year.
- The impact of positive results in the Display Technologies operating segment and the royalty income generated from the foreign locations in this segment. A significant factor in our forecasts of future U.S. tax profitability is the amount of assumed royalties to be paid by our Display Technologies subsidiaries to the U.S. parent company.
- The number of years remaining to utilize our net operating loss carryforwards. Corning has approximately 16 years remaining to utilize the majority of our net operating loss carryforwards.
- Increased confidence in our longer-term forecasted income levels which were supported by detailed sensitivity analyses. Our five-year planning process which is completed annually in the second quarter, considered a number of possible scenarios which support the future realization of our U.S. deferred tax assets.

In accordance with SFAS 109, in the second half of 2008 we utilized a portion of the remaining valuation allowance to offset U.S. income tax expense (or benefit) that would otherwise have been recorded on income (or losses) in the U.S. and therefore, reflected no net U.S. income tax expense. As our income for the second half of 2008 was lower than our June 30, 2008 forecast for this period, we released an additional $115 million of valuation allowances in the second half of 2008. In 2009, we will begin providing U.S. income tax expense (or benefit) on U.S. earnings (losses).

Certain shorter-lived deferred tax assets such as those represented by capital loss carry forwards and state tax net operating loss carry forwards, as well as other federal and state tax credits, will remain with a valuation allowance recorded against them as of December 31, 2008, because we cannot conclude that it is more likely than not that we will earn income of the character required to utilize these assets before they expire. The amount of U.S. and foreign deferred tax assets that have remaining valuation allowances at December 31, 2008 was $230 million.

We do not provide income taxes on the post-1992 earnings of domestic subsidiaries that we expect to recover tax-free without significant cost. Income taxes have been provided for post-1992 unremitted earnings of domestic corporate joint ventures that we do not expect to recover tax-free. Unremitted earnings of domestic subsidiaries and corporate joint ventures that arose in fiscal years beginning on or before December 31, 1992 have been indefinitely reinvested. We currently provide income taxes on the earnings of foreign subsidiaries and affiliated companies to the extent these earnings are currently taxable or expected to be remitted. As of December 31, 2008, taxes have not been provided on approximately $6.6 billion of accumulated foreign unremitted earnings which are expected to remain invested indefinitely.

6. Income Taxes (continued)

We adopted the provisions of FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes," (FIN 48) effective January 1, 2007. As a result of the implementation of FIN 48, we recognized a $25 million increase in the liability for unrecognized tax benefits and a decrease to the January 1, 2007, balance of retained earnings of $4 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

	2008	2007
Balance at January 1	**$ 40**	$ 56
Additions based on tax positions related to the current year	**7**	2
Additions for tax positions of prior years	**6**	13
Reductions for tax positions of prior years	**(1)**	(23)
Settlements and lapse of statute of limitations	**(12)**	(8)
Balance at December 31	**$ 40**	$ 40

Included in the balance at December 31, 2008 and 2007 are $29 million and $25 million, respectively, of unrecognized tax benefits which would impact our effective tax rate if recognized.

We recognize accrued interest and penalties associated with uncertain tax positions as part of tax expense. For the years ended December 31, 2008, 2007 and 2006, the amounts recognized in interest expense and income were immaterial. The amounts accrued at December 31, 2008 and 2007 for the payment of interest and penalties were not significant.

Corning Incorporated, as the common parent company, and all 80%-or-more-owned U.S. subsidiaries join in the filing of consolidated U.S. federal income tax returns. All such returns for periods ended through December 31, 2004, have been audited by and settled with the Internal Revenue Service (IRS). We expect the IRS to begin the examination of our consolidated U.S. federal income tax returns for the years ended December 31, 2006 and December 31, 2007 in 2009.

Corning Incorporated and U.S. subsidiaries file income tax returns on a combined, unitary or stand-alone basis in multiple state and local jurisdictions, which generally have statutes of limitations ranging from 3 to 5 years. Various state income tax returns are currently in the process of examination or administrative appeal.

Our foreign subsidiaries file income tax returns in the countries in which they have operations. Generally, these countries have statutes of limitations ranging from 3 to 7 years. Years still open to examination by foreign tax authorities in major jurisdictions include Japan (2006 onward) and Taiwan (2004 onward).

While we expect the amount of unrecognized tax benefits to change in the next 12 months, we do not expect the change to have a significant impact on the results of operations or our financial position.

7. Investments

Investments comprise the following (dollars in millions):

	Ownership Interest (1)	December 31,	
		2008	2007
Affiliated companies accounted for under the equity method:			
Samsung Corning Precision Glass Co., Ltd.	50%	**$1,965**	$1,863
Dow Corning Corporation	50%	**866**	931
All other	20%-50%	**221**	238
		3,052	3,032
Other investments		**4**	4
Total		**$3,056**	$3,036

(1) Amounts reflect Corning's direct ownership interests in the respective affiliated companies. Corning does not control any of such entities.

Until December 31, 2007, Corning had a 50% interest in Samsung Corning Company, Ltd. (Samsung Corning), a producer of glass panels and funnels for cathode ray tubes for televisions and computer monitors, with manufacturing facilities in Korea, Germany, China and Malaysia. Samsung Electronics Company, Ltd. and affiliates owned the remaining 50% interest in Samsung Corning. On December 31, 2007, Samsung Corning Precision acquired all of the outstanding shares of Samsung Corning in a transaction accounted for by Samsung Corning Precision as a purchase. After the transaction, Corning retained its 50% interest in Samsung Corning Precision.

7. Investments (continued)

Affiliated Companies at Equity

The results of operations and financial position of the investments accounted for under the equity method follow (in millions):

	Years ended December 31,		
	2008	2007	2006
Statement of Operations:			
Net sales	**$10,049**	$8,837	$8,039
Gross profit	**$ 4,752**	$3,852	$3,368
Net income	**$ 2,724**	$1,978	$1,968
Corning's equity in earnings of affiliated companies (1)(2)	**$ 1,328**	$ 942	$ 960
Related Party Transactions:			
Corning sales to affiliated companies	**$ 41**	$ 51	$ 43
Corning purchases from affiliated companies	**$ 46**	$ 32	$ 61
Corning transfers of assets, at cost, to affiliated companies (3)	**$ 173**	$ 110	$ 71
Dividends received from affiliated companies	**$ 546**	$ 490	$ 363
Royalty income from affiliated companies	**$ 188**	$ 149	$ 88

	December 31,	
	2008	2007
Balance Sheet:		
Current assets	**$ 5,297**	$5,268
Noncurrent assets	**$ 9,520**	$7,521
Short-term borrowings, including current portion of long-term debt	**$ 937**	$ 104
Other current liabilities	**$ 1,879**	$2,144
Long-term debt	**$ 97**	$ 72
Other long-term liabilities	**$ 4,571**	$3,368
Minority interest	**$ 540**	$ 414
Related Party Transactions:		
Balances due from affiliated companies	**$ 20**	$ 35
Balances due to affiliated companies	**$ 2**	$ 3

(1) Equity in earnings shown above and in the consolidated statements of income is net of amounts recorded for income tax.
(2) Amounts include the following restructuring, impairment and other charges and (credits):
- In 2008, Dow Corning recorded an other-than-temporary impairment for certain securities of Fannie Mae and Freddie Mac which reduced Corning's equity earnings by $18 million.
- In 2007, equity earnings from Samsung Corning were reduced by $40 million primarily due to restructuring and impairment charges.
- In 2006, Dow Corning reached a settlement with the IRS regarding liabilities for tax years 1992 to 2003. Equity earnings reflected a $33 million gain as a result of the settlement which resolved all Federal tax issues related to Dow Corning's implant settlement.

(3) Corning purchases machinery and equipment on behalf of Samsung Corning Precision to support its capital expansion initiatives. The machinery and equipment are transferred to Samsung Corning Precision at our cost basis, resulting in no revenue or gain being recognized on the transaction.

We have contractual agreements with several of our equity investees which include sales, purchasing, licensing and technology agreements.

At December 31, 2008, approximately $3.5 billion of equity in undistributed earnings of equity companies was included in our retained earnings.

7. Investments (continued)

A discussion and summarized results of Corning's significant investees at December 31, 2008 follows:

Samsung Corning Precision Glass Co., Ltd. (Samsung Corning Precision)
Samsung Corning Precision is a South Korea-based manufacturer of liquid crystal display glass for flat panel displays. Samsung Corning Precision's financial position and results of operations follow (in millions):

	Years ended December 31,		
	2008	2007	2006
Statement of Operations:			
Net sales	**$3,636**	$2,400	$2,115
Gross profit	**$2,521**	$1,681	$1,510
Net income	**$1,874**	$1,193	$1,128
Corning's equity in earnings of Samsung Corning Precision	**$ 911**	$ 582	$ 555
Related Party Transactions:			
Corning sales to Samsung Corning Precision	**$ 9**	$ 20	$ 15
Corning purchases from Samsung Corning Precision	**$ 30**	$ 17	$ 39
Corning transfer of assets, at cost, to Samsung Corning Precision (1)	**$ 173**	$ 110	$ 71
Dividends received from Samsung Corning Precision	**$ 278**	$ 217	$ 210
Royalty income from Samsung Corning Precision	**$ 184**	$ 141	$ 82

	December 31,	
	2008	2007
Balance Sheet:		
Current assets	**$1,495**	$1,217
Noncurrent assets	**$3,118**	$3,501
Short-term borrowings, including current portion of long-term debt		$ 42
Other current liabilities	**$ 456**	$ 670
Long-term debt		$ 12
Other long-term liabilities	**$ 133**	$ 174
Minority interest	**$ 31**	$ 31

(1) Corning purchases machinery and equipment on behalf of Samsung Corning Precision to support its capital expansion initiatives. The machinery and equipment are transferred to Samsung Corning Precision at our cost basis, resulting in no revenue or gain being recognized on the transaction.

Balances due from Samsung Corning Precision were $17 million at December 31, 2008. Balances due to and from Samsung Corning Precision were $2 million and $31 million, respectively, at December 31, 2007.

On December 31, 2007, Samsung Corning Precision acquired all of the outstanding shares of Samsung Corning. After the transaction, Corning retained its 50% interest in Samsung Corning Precision. As a result of this transaction, a difference now exists between the carrying amount of Corning's investment in Samsung Corning Precision and 50% of the net assets of Samsung Corning Precision because Samsung Corning Precision accounted for the transaction at fair value while Corning accounted for the transaction at historical cost.

7. Investments (continued)

As of December 31, 2008, Samsung Corning Precision was one of approximately thirty co-defendants in a lawsuit filed by Seoul Guarantee Insurance Co. and 13 other creditors (SGI and Creditors) for alleged breach of an agreement that approximately thirty affiliates of the Samsung group entered into with SGI and Creditors in September 1999 ("the Agreement"). The lawsuit is pending in the courts of South Korea. According to the Agreement, the Samsung affiliates agreed to sell 3.5 million shares of Samsung Life Insurance Co., Ltd. (SLI) by December 31, 2000, which were transferred to SGI and Creditors in connection with the petition for court receivership of Samsung Motor Inc. 1.17 million shares have already been sold by SGI and Creditors. In the lawsuit, SGI and Creditors allege that, in the event that the proceeds of sale of the SLI shares is less than 2.45 trillion Korean won (approximately $1.95 billion, the "Principal"), the Samsung affiliates allegedly agreed to compensate SGI and Creditors for the shortfall, by other means, including the sale of an additional 500,000 SLI shares (the "Additional Shares") and Samsung affiliates' purchase of equity or subordinated debentures to be issued by SGI and Creditors (the "SGI Equity"). Any excess proceeds from the sale of the SLI shares are to be distributed to the Samsung affiliates. The suit asks for total damages of 4.73 trillion Korean won (approximately $3.76 billion) plus penalty interest. On January, 31, 2008, the Seoul District Court ruled that the Agreement was valid and that Samsung affiliates have a joint and severable liability for the Principal (less a proportion of that amount for any SLI shares sold by SGI and Creditors), plus interest at a rate of 6% per annum. The court dismissed plaintiffs' demand for cash payment, ruling instead that the Samsung affiliates are obligated to sell up to 2.33 million shares of SLI and pay to SGI and Creditors up to 1.63 trillion Korean won (approximately $1.29 billion) from the proceeds of such sale. If total proceeds are less than the Principal (including proceeds for the 1.17 million SLI shares already sold by SGI and Creditors), the Samsung affiliates are obligated to provide proceeds from the sale of the Additional Shares and provide the remainder of the Principal through purchase of SGI Equity. The ruling has been appealed. Due to the uncertainties around the financial impact to each of the respective Samsung affiliates, Samsung Corning Precision is unable to reasonably estimate the amount of potential loss, if any, associated with this case and therefore no provision for such loss is reflected in its financial statements. Other than as described above, no claim in these matters has been asserted against Corning Incorporated or any of its affiliates.

Dow Corning Corporation (Dow Corning)

Dow Corning is a U.S.-based manufacturer of silicone products. Corning and the Dow Chemical Company (Dow Chemical) each own half of Dow Corning.

Dow Corning's financial position and results of operations follow (in millions):

	Years ended December 31,		
	2008	2007	2006
Statement of Operations:			
Net sales	**$5,450**	$4,943	$4,392
Gross profit	**$1,953**	$1,747	$1,528
Net income	**$ 739**	$ 690	$ 668
Corning's equity in earnings of Dow Corning	**$ 369**	$ 345	$ 334
Related Party Transactions:			
Corning purchases from Dow Corning	**$ 14**	$ 13	$ 12
Dividends received from Dow Corning	**$ 206**	$ 130	$ 90

	December 31,	
	2008	2007
Balance Sheet:		
Current assets	**$3,213**	$3,511
Noncurrent assets	**$6,010**	$3,688
Short-term borrowings, including current portion of long-term debt	**$ 891**	$ 24
Other current liabilities	**$1,117**	$1,243
Long-term debt	**$ 87**	$ 43
Other long-term liabilities	**$4,388**	$3,145
Minority interest	**$ 509**	$ 383

At December 31, 2008, Dow Corning's marketable securities included approximately $1.1 billion of auction rate securities, net of impairments of $165 million. As a result of a temporary impairment, unrealized losses of $87 million, net of $27 million for a minority interests' share, were included in accumulated other comprehensive income in Dow Corning's consolidated balance sheet. Corning's share of this unrealized loss was $44 million and is included in Corning's accumulated other comprehensive income.

7. Investments (continued)

In 2008, Dow Corning recorded an other-than-temporary impairment of $37 million, net of $14 million for a minority interests' share which was included in Dow Corning's net income for certain securities of Fannie Mae and Freddie Mac. Corning's share of this loss was $18 million and is included in equity earnings in Corning's consolidated statements of income. The majority of Dow Corning's securities are collateralized by portfolios of student loans which are guaranteed by the U.S. government. Auctions for these securities have failed since the first quarter of 2008, reducing the immediate liquidity of these investments. Since Dow Corning does not know when a market will return or develop for these securities, Dow Corning has classified these securities as non-current at December 31, 2008. Market conditions could result in additional unrealized or realized losses for Dow Corning. Corning's equity earnings from Dow Corning would be reduced by our 50% share of any future impairment that is considered to be other-than-temporary.

In 2008, Dow Corning changed its depreciation method and the estimated useful lives of certain fixed assets. These changes were accounted for as a change in estimate resulting in increased net income of $40 million of which Corning's share was $20 million.

Dow Corning has borrowed the full amount under its $500 million revolving credit facility and believes it has adequate liquidity to fund operations, its capital expenditure plan, breast implant settlement liabilities, and shareholder dividends.

In 2006, Dow Corning recorded a gain related to their settlement with the IRS regarding liabilities for tax years 1992 to 2003. This settlement resolved all federal tax issues related to Dow Corning's implant settlement. Corning's equity earnings included $33 million related to this gain.

In 1995, Corning fully impaired its investment of Dow Corning upon its entry into bankruptcy proceedings and did not recognize net equity earnings from the second quarter of 1995 through the end of 2002. Corning began recognizing equity earnings in the first quarter of 2003 when management concluded that Dow Corning's emergence from bankruptcy protection was probable. Dow Corning emerged from bankruptcy in 2004. See discussion below for additional information and for a history of this matter. Corning considers the $249 million difference between the carrying value of its investment in Dow Corning and its 50% share of Dow Corning's equity to be permanent

In May 1995, Dow Corning filed for bankruptcy protection to address pending and claimed liabilities arising from many thousands of breast implant product lawsuits. On June 1, 2004, Dow Corning emerged from Chapter 11 with a Plan of Reorganization (the Plan) which provided for the settlement or other resolution of implant claims. The Plan also includes releases for Corning and Dow Chemical as shareholders in exchange for contributions to the Plan.

Under the terms of the Plan, Dow Corning has established and is funding a Settlement Trust and a Litigation Facility to provide a means for tort claimants to settle or litigate their claims. Inclusive of insurance, Dow Corning has paid approximately $1.6 billion to the Settlement Trust. As of December 31, 2008, Dow Corning had recorded a reserve for breast implant litigation of $1.6 billion and anticipates insurance receivables of $56 million. As a separate matter arising from the bankruptcy proceedings, Dow Corning is defending claims asserted by a number of commercial creditors who claim additional interest at default rates and enforcement costs, during the period from May 1995 through June 2004. As of December 31, 2008, Dow Corning has estimated the liability to commercial creditors to be within the range of $79 million to $231 million. As Dow Corning management believes no single amount within the range appears to be a better estimate than any other amount within the range, Dow Corning has recorded the minimum liability within the range. Should Dow Corning not prevail in this matter, Corning's equity earnings would be reduced by its 50% share of the amount in excess of $79 million, net of applicable tax benefits. In addition, the London Market Insurers (the "LMI Claimants") have claimed a reimbursement right with respect to a portion of insurance proceeds previously paid by the LMI Claimants to Dow Corning. This claim is based on a theory that the LMI Claimants overestimated Dow Corning's liability for the resolution of implant claims pursuant to the Plan. The LMI Claimants offered two calculations of their claim amount: $54 million and $93 million, plus minimum interest of $67 million and $116 million, respectively. These estimates were explicitly characterized as preliminary and subject to change. Litigation regarding this claim is in the discovery stage. Dow Corning disputes the claim and is unable to reasonably estimate any potential liability. There are a number of other claims in the bankruptcy proceedings against Dow Corning awaiting resolution by the U.S. District Court, and it is reasonably possible that Dow Corning may record bankruptcy-related charges in the future. There are no remaining tort claims against Corning, other than those that will be channeled by the Plan into facilities established by the Plan or otherwise defended by the Litigation Facility.

7. Investments (continued)

Pittsburgh Corning Corporation (PCC)

Corning and PPG Industries, Inc. (PPG) each own 50% of the capital stock of Pittsburgh Corning Corporation (PCC). Over a period of more than two decades, PCC and several other defendants have been named in numerous lawsuits involving claims alleging personal injury from exposure to asbestos. On April 16, 2000, PCC filed for Chapter 11 reorganization in the U.S. Bankruptcy Court for the Western District of Pennsylvania. At the time PCC filed for bankruptcy protection, there were approximately 12,400 claims pending against Corning in state court lawsuits alleging various theories of liability based on exposure to PCC's asbestos products and typically requesting monetary damages in excess of one million dollars per claim. Corning has defended those claims on the basis of the separate corporate status of PCC and the absence of any facts supporting claims of direct liability arising from PCC's asbestos products. Corning is also currently involved in approximately 10,300 other cases (approximately 41,500 claims) alleging injuries from asbestos and similar amounts of monetary damages per case. Those cases have been covered by insurance without material impact to Corning to date. As described below, several of Corning's insurance carriers have filed a legal proceeding concerning the extent of any insurance coverage for these claims. Asbestos litigation is inherently difficult, and past trends in resolving these claims may not be indicators of future outcomes.

On March 28, 2003, Corning announced that it had reached agreement with the representatives of asbestos claimants for the resolution of all current and future asbestos claims against it and Pittsburgh Corning Corporation (PCC), which might arise from PCC products or operations (the 2003 Plan). The 2003 Plan would have required Corning to relinquish its equity interest in PCC, contribute its equity interest in Pittsburgh Corning Europe N.V. (PCE), a Belgian corporation, contribute 25 million shares of Corning common stock, and pay a total of $140 million in six annual installments (present value $131 million at March 2003), beginning one year after the plan's effective date, with 5.5 percent interest from June 2004. In addition, the 2003 Plan provided that Corning would assign certain insurance policy proceeds from its primary insurance and a portion of its excess insurance.

On December 21, 2006, the Bankruptcy Court issued an order denying confirmation of the 2003 Plan for reasons it set out in a memorandum opinion. Several parties, including Corning, filed motions for reconsideration. These motions were argued on March 5, 2007, and the Bankruptcy Court reserved decision.

On January 10, 2008, some of the parties in the proceeding advised the Bankruptcy Court that they had made substantial progress on an amended plan of reorganization (the Amended PCC Plan) that resolved issues raised by the Court in denying the confirmation of the 2003 Plan and that would therefore make it unnecessary for the Bankruptcy Court to decide the motion for reconsideration. On March 27, 2008 and May 22, 2008, the parties further informed the Bankruptcy Court on the progress toward the Amended PCC Plan. The parties filed a partial tentative plan on August 8, 2008. The parties continue to inform the Bankruptcy Court of the status of their discussions on the Amended PCC Plan. The complete proposed Amended PCC Plan and its ancillary documents were filed with the Bankruptcy Court on January 29, 2009.

As a result, Corning believes the Amended PCC Plan now represents the most probable outcome of this matter and expects that such a proposed Amended PCC Plan will be confirmed by the Court. At the same time, Corning believes the 2003 Plan no longer serves as the basis for the Company's best estimate of liability. Key provisions of the proposed Amended PCC Plan address the concerns expressed by the Bankruptcy Court. Accordingly, in the first quarter of 2008, Corning adjusted its asbestos litigation liability to reflect components of the Amended PCC Plan. The proposed resolution of PCC asbestos claims under the Amended PCC Plan requires Corning to contribute its equity interests in PCC and PCE and to contribute a fixed series of payments, recorded at present value on December 31, 2008. Corning will have the option to use its shares rather than cash to make these payments, but the liability is fixed by dollar value and not the number of shares. The proposed Amended Plan would require Corning to make one payment of $100 million one year from the date the Amended PCC Plan becomes effective and certain conditions are met and five additional payments of $50 million each on subsequent anniversaries of the first payment, subject to credits applicable under certain circumstances to Corning's final $50 million payment.

The Amended PCC Plan does not include non-PCC asbestos claims that may be or have been raised against Corning. Corning has recorded an additional $150 million for such claims in its estimated asbestos litigation liability. The liability for non-PCC claims was estimated based upon industry data for asbestos claims since Corning does not have recent claim history due to the injunction issued by the PCC Bankruptcy Court. The estimated liability represents the undiscounted projection of claims and related legal fees over the next 20 years. The amount may need to be adjusted in future periods as more Company-specific data becomes available.

7. Investments (continued)

In the first quarter of 2008, Corning recorded a credit to asbestos litigation expense of $327 million as a result of the increase in likelihood of a settlement under the Amended PCC Plan and a corresponding decrease in the likelihood of a settlement under the 2003 Plan. For the remainder of 2008, Corning recorded net credit adjustments of $13 million to reflect the change in value of the estimated liability under an Amended PCC Plan. The liability for the Amended PCC Plan and the non-PCC asbestos claims was estimated to be $662 million at December 31, 2008, compared with an estimate of liability under the original 2003 Plan of $1,002 million at December 31, 2007. The entire obligation is classified as a non-current liability as installment payments for the cash portion of the obligation are not planned to commence until more than 12 months after the Amended PCC Plan is ultimately confirmed and the PCE portion of the obligation will be fulfilled through the direct contribution of Corning's investment in PCE (currently recorded as a non-current other equity method investment).

The Amended PCC Plan is subject to a number of contingencies. Payment of the amounts required to fund the Amended PCC Plan from insurance and other sources are subject to a number of conditions that may not be achieved. The approval of the Amended PCC Plan by the Bankruptcy Court is not certain and may face objections by some parties. Any approval of the Amended PCC Plan by the Bankruptcy Court is subject to appeal. The proposed Amended PCC Plan will also be subject to a vote of PCC's creditors. For these and other reasons, Corning's liability for these asbestos matters may be subject to changes in subsequent quarters. The estimate of the cost of resolving the non-PCC asbestos claims may also be subject to change as developments occur. Management continues to believe that the likelihood of the uncertainties surrounding these proceedings causing a material adverse impact to Corning's financial statements is remote.

Several of Corning's insurers have commenced litigation for a declaration of the rights and obligations of the parties under insurance policies, including rights that may be affected by the potential resolutions described above. Corning is vigorously contesting these cases. Management is unable to predict the outcome of this insurance litigation and therefore cannot estimate the range of any possible loss.

Since March 28, 2003, we have recorded total net charges of $662 million to reflect the initial asbestos liability and subsequent adjustments for the change in the value of the components of the liability.

The following summarizes the charges and (credits) we have recorded for asbestos litigation (in millions):

	Years ended December 31,					
	2008	2007	2006	2005	2004	2003
Initial charge						$392
Amended plan adjustment	**$(333)**					
Fair market value adjustment for other components	**(7)**	$ 53	$ 22	$ 21	$32	28
Mark-to-market common stock		132	(24)	197	33	115
Asbestos litigation	**$(340)**	$185	$ (2)	$218	$65	$535

See Legal Proceedings for additional information about this matter.

Of the $1,002 million estimated liability at December 31, 2007 based on the 2003 Plan, $833 million was included in other accrued liabilities as a current liability, and $169 million was recorded within the other liabilities component in our consolidated balance sheets.

Samsung Corning Co., Ltd. (Samsung Corning)

Samsung Corning was a South Korea-based manufacturer of glass panels and funnels for cathode ray tube (CRT) television and display monitors.

In the fourth quarter of 2007, Samsung Corning recorded a gain of approximately $17 million on metal and scrap sales and asset impairment and restructuring charges of $28 million. These items reduced Corning's equity earnings by $6 million in the fourth quarter. During 2007, Samsung Corning incurred impairment and other charges totaling $94 million as a result of a decline in the projected operating results for certain display businesses and gains of approximately $30 million on the sale of precious metals. These items reduced Corning's equity earnings by $32 million for the full year.

In the fourth quarter of 2006, Samsung Corning recorded a gain on the sale of land totaling $122 million and a charge of $25 million for the establishment of a valuation allowance against certain deferred tax assets. These items increased Corning's equity earnings by $48 million in the fourth quarter. During 2006, Samsung Corning incurred impairment and other charges totaling $93 million as a result of a decline in the projected operating results for certain display businesses. These charges reduced Corning's equity earnings by $46 million for the full year.

7. Investments (continued)

Samsung Corning's results of operations follow (in millions):

	Years ended December 31,	
	2007	2006
Statement of Operations:		
Net sales	$521	$786
Gross profit	$103	$ 68
Net loss	$ (80)	
Corning's equity in (losses) earnings of Samsung Corning	$ (50)	
Related Party Transactions:		
Dividends received from Samsung Corning	$ 75	
Royalty income from Samsung Corning	$ 4	$ 4

8. Property, Net of Accumulated Depreciation

Property, net follows (in millions):

	December 31,	
	2008	2007
Land	**$ 71**	$ 68
Buildings	**2,906**	2,553
Equipment	**8,364**	7,179
Construction in progress	**1,928**	645
	13,269	10,445
Accumulated depreciation	**(5,070)**	(4,459)
Total	**$ 8,199**	$ 5,986

Approximately $31 million, $19 million, and $37 million of interest costs were capitalized as part of property, net in 2008, 2007, and 2006, respectively.

9. Goodwill and Other Intangible Assets

Goodwill

There were no changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2007. Balances by segment are as follows (in millions):

	Telecommunications	**Display Technologies**	**Specialty Materials**	**Total**
Balance at December 31, 2008	$118	$9	$150	$277

Other Intangible Assets

The carrying amount of other intangible assets follows (in millions):

	December 31,					
	2008			2007		
	Gross	**Accumulated Amortization**	**Net**	Gross	Accumulated Amortization	Net
Amortized intangible assets:						
Patents and trademarks	**$129**	**$112**	**$17**	$127	$102	$25
Non-competition agreements	**98**	**90**	**8**	109	107	2
Other	**5**	**2**	**3**	5	1	4
Total	**$232**	**$204**	**$28**	$241	$210	$31

9. Goodwill and Other Intangible Assets (continued)

Amortized intangible assets are primarily related to the Telecommunications segment. Amortization expense related to these intangible assets was approximately $10 million annually for the periods presented. Amortization expense is estimated to be approximately $10 million for 2009, and insignificant thereafter.

10. Other Liabilities

Other accrued liabilities follow (in millions):

	December 31,	
	2008	2007
Current liabilities:		
Wages and employee benefits	**$ 317**	$ 389
Asbestos litigation		833
Income taxes	**171**	181
Customer deposits	**320**	222
Other current liabilities	**320**	255
Other accrued liabilities	**$1,128**	$1,880
Non-current liabilities:		
Asbestos litigation	**$ 662**	$ 169
Customer deposits	**49**	308
Other non-current liabilities	**691**	426
Other liabilities	**$1,402**	$ 903

Asbestos Litigation

At December 31, 2008, Corning's liability for asbestos litigation reflected the components of a proposed resolution which requires Corning to contribute its equity interest in PCC and PCE and to contribute a fixed series of cash payments, recorded at present value on December 31, 2008. Corning will have the option to use its shares rather than cash to settle the liability, but the liability is fixed by dollar value and not the number of shares. This proposed resolution would require Corning to make one payment of $100 million one year from the date the Amended PCC Plan becomes effective and certain conditions are met and five additional payments of $50 million on subsequent anniversaries of the first payment, subject to certain credits applicable under certain circumstances to Corning's final payment.

In addition, an amount is included in the asbestos litigation liability for non-PCC asbestos claims that may be or have been raised against Corning. Corning has recorded an additional amount for such claims in its estimated asbestos litigation liability. The liability for non-PCC claims was estimated based upon industry data for asbestos claims since Corning does not have recent claim history due to the injunction issued by the PCC Bankruptcy Court. The estimated liability represents the undiscounted projection of claims and related legal fees over the next 20 years. The amount may need to be adjusted in future periods as more Company-specific data becomes available. Refer to Note 7 (Investments) for additional information on the asbestos litigation.

Customer Deposits

In 2005 and 2004, several of Corning's customers entered into long-term purchase and supply agreements in which Corning's Display Technologies segment would supply large-size glass substrates to these customers over periods of up to six years. As part of the agreements, these customers agreed to make advance cash deposits to Corning for a portion of the contracted glass to be purchased.

Upon receipt of the cash deposits made by customers, we recorded a customer deposit liability. This liability is reduced at the time of future product sales over the life of the agreements. As product is shipped to a customer, Corning recognizes revenue at the selling price and issues credit memoranda for an agreed amount of the customer deposit liability. The credit memoranda are applied against customer receivables resulting from the sale of product, thus reducing operating cash flows in later periods as these credits are applied for cash deposits received in earlier periods.

10. Other Liabilities (continued)

Between 2004 and 2007, we received a total of $937 million for customer deposit agreements. In 2007, we received our last deposit of $105 million and in 2006, we received deposits of $171 million. We do not expect to receive additional deposits related to these agreements. In 2008, 2007, and 2006, we issued $266 million, $231 million, and $126 million, respectively, in credits that were applied to customer receivable balances when payments were due. In 2009, we expect to issue approximately $287 million in credits. In the event customers elect not to purchase the agreed upon quantities of product, subject to specific conditions outlined in the agreements, Corning may retain certain amounts of the customer deposits. If Corning does not deliver agreed upon product quantities, subject to specific conditions outlined in the agreements, Corning may be required to return certain amounts of customer deposits.

11. Debt

(In millions):

	December 31,	
	2008	2007
Current portion of long-term debt	**$ 78**	$ 23
Long-term debt		
Notes, 6.3%, due 2009	**$ 54**	$ 54
Euro notes, 6.25%, due 2010	**49**	51
Debentures, 6.75%, due 2013	**100**	100
Debentures, 5.90%, due 2014	**200**	200
Debentures, callable, 6.05%, due 2015	**100**	100
Debentures, 6.20%, due 2016	**218**	205
Debentures, 8.875%, due 2016	**85**	81
Debentures, 8.875%, due 2021	**91**	83
Medium-term notes, average rate 7.66%, due through 2023	**45**	45
Debentures, 6.85%, due 2029	**179**	154
Debentures, callable, 7.25%, due 2036	**250**	250
Other, average rate 3.2%, due through 2015	**234**	214
Total long-term debt	**1,605**	1,537
Less current portion of long-term debt	**78**	23
Long-term debt	**$1,527**	$1,514

At December 31, 2008 and 2007, the weighted-average interest rate on current portion of long-term debt was 5.1%.

Based on borrowing rates currently available to us for loans with similar terms and maturities, the fair value of long-term debt was $1.5 billion at December 31, 2008 and $1.6 billion at December 31, 2007.

The following table shows debt maturities by year at December 31, 2008 (in millions):

2009	2010	2011	2012	2013	Thereafter
$78	$83	$55	$24	$124	$1,165

In the fourth quarter of 2006, we amended our existing revolving credit facility. The amended facility provides us access to a $1.1 billion unsecured multi-currency line of credit and expires in 2011. The facility includes two financial covenants, including a leverage test (debt to capital ratio), and an interest coverage ratio (calculated on the most recent four quarters). As of December 31, 2008, we were in compliance with these covenants.

11. Debt (continued)

Debt Retirements

During the year ended December 31, 2008, there were no significant debt transactions.

During the years ended December 31, 2007 and 2006, we retired a significant portion of our outstanding notes and debentures as part of a debt reduction program. The debt was retired through a combination of cash repurchases and exchanges for Corning common stock. The following table summarizes the activities related to our debt retirements (in millions):

	Book Value of Debentures Retired	Cash Paid	Loss
2007 activity:			
Euro Notes, 6.25%, due 2010	$223	$238	$(15)
Other Loans payable	20	20	
Total 2007 activity	$243	$258	$(15)
2006 activity:			
Debentures, 8.3%, due 2025 (1)	$129	$129	
Euro Notes, 6.25%, due 2010	119	127	$ (8)
Debentures, 6.3%, due 2009	96	99	(3)
Other Loans payable	27	27	
Total 2006 activity	$371	$382	$(11)

(1) Book value includes a deferred gain related to an interest rate swap on the 8.3% coupon medium-term notes due April 4, 2025 of $5 million.

Issuance of Long-Term Debt

On December 1, 2008, we filed a new shelf registration statement with the SEC which registered an indeterminate amount and number of securities, and allows us to offer such securities in numbers and amounts determined at the time of such offering. In the third quarter of 2006, we issued $250 million of 7.25% senior unsecured notes for net proceeds of approximately $246 million. The notes mature on August 15, 2036. We can redeem or repurchase the debentures at any time.

12. Employee Retirement Plans

Defined Benefit Plans

We have defined benefit pension plans covering certain domestic and international employees. Our funding policy has been to contribute, as necessary, an amount in excess of the minimum requirements in order to achieve the company's long-term funding targets. In 2008, we made a voluntary contribution of $52 million to our domestic and international pension plans. In 2007, we made voluntary contributions of $149 million to our domestic and international pension plans.

In 2000, we amended our U.S. pension plan to include a cash balance pension feature. Certain salaried and non-union hourly employees remain in the traditional defined benefit plan. All salaried and non-union hourly employees hired after July 1, 2000, are automatically participants in the new cash balance plan. Under the cash balance plan, employee accounts are credited monthly with a percentage of eligible pay based on age and years of service. Benefits are 100% vested after five years of service. The Pension Protection Act of 2006 requires vesting after three years for cash balance plans by January 1, 2008. Corning adopted this measure on January 1, 2008.

Corning offers postretirement plans that provide health care and life insurance benefits for retirees and eligible dependents. Certain employees may become eligible for such postretirement benefits upon reaching retirement age. Prior to January 1, 2003, our principal retiree medical plans required retiree contributions each year equal to the excess of medical cost increases over general inflation rates. For current retirees (including surviving spouses) and active employees eligible for the salaried retiree medical program, we have placed a "cap" on the amount we will contribute toward retiree medical coverage in the future. The cap is equal to 120% of our 2005 contributions toward retiree medical benefits. Once our contributions toward salaried retiree medical costs reach this cap, impacted retirees will have to pay the excess amount in addition to their regular contributions for coverage. This cap was attained for post-65 retirees in 2008 and will impact their contribution rate in 2009. The pre-65 retirees are not expected to trigger the cap until 2009.

12. Employee Retirement Plans (continued)

Obligations and Funded Status

The change in benefit obligation and funded status of our employee retirement plans follow (in millions):

	Pension Benefits		Postretirement Benefits	
December 31,	**2008**	2007	**2008**	2007
Change in Benefit Obligation				
Benefit obligation at beginning of year	**$ 2,589**	$ 2,638	**$ 804**	$ 803
Service cost	**51**	53	**12**	12
Interest cost	**150**	145	**47**	44
Plan participants' contributions	**2**	2	**5**	5
Amendments	**(5)**	(5)		
Curtailment gain		(12)		
Actuarial losses (gains)	**20**	(44)	**36**	6
Special termination benefits	**7**		**1**	
Divestitures		(43)		
Other	**5**			
Benefits paid	**(164)**	(159)	**(68)**	(71)
Medicare subsidy received			**6**	5
Foreign currency translation	**(54)**	14		
Benefit obligation at end of year	**$ 2,601**	$ 2,589	**$ 843**	$ 804
Change in Plan Assets				
Fair value of plan assets at beginning of year	**2,597**	2,361		
Actual (loss) gain on plan assets	**(398)**	242		
Employer contributions	**77**	146		
Acquisition (divestitures)	**(6)**			
Plan participants' contributions	**2**	2		
Benefits paid	**(164)**	(159)		
Foreign currency translation	**(65)**	5		
Fair value of plan assets at end of year	**$ 2,043**	$ 2,597		
Funded Status at End of Year				
Fair value of plan assets	**$ 2,043**	$ 2,597		
Benefit obligations	**(2,601)**	(2,589)	**$(843)**	$(804)
Funded status of plans	**$ (558)**	$ 8	**$(843)**	$(804)
Amounts recognized in the consolidated balance sheets consist of:				
Noncurrent asset	**$ 16**	$ 266		
Current liability	**(10)**	(9)	**$ (59)**	$ (60)
Noncurrent liability	**(564)**	(249)	**(784)**	(744)
Recognized (liability) asset	**$ (558)**	$ 8	**$(843)**	$(804)
Amounts recognized in accumulated other comprehensive income consist of:				
Net actuarial loss	**$ 967**	$ 365	**$ 201**	$ 174
Prior service cost (credit)	**29**	44	**(20)**	(23)
Transition asset	**(1)**	(1)		
Amount recognized at end of year	**$ 995**	$ 408	**$ 181**	$ 151

The accumulated benefit obligation for defined benefit pension plans was $2.5 billion at December 31, 2008 and 2007.

12. Employee Retirement Plans (continued)

The following information is presented for pension plans where the projected benefit obligation and the accumulated benefit obligation as of December 31, 2008 and 2007 exceeded the fair value of plan assets (in millions):

	December 31,	
	2008	2007
Projected benefit obligation	**$2,452**	$288
Accumulated benefit obligation	**$2,342**	$261
Fair value of plan assets	**$1,878**	$ 14

The components of net periodic benefit expense for our employee retirement plans follow (in millions):

	Pension Benefits			Postretirement Benefits		
Years ended December 31,	**2008**	2007	2006	**2008**	2007	2006
Service cost	**$ 51**	$ 53	$ 52	**$12**	$12	$11
Interest cost	**150**	145	141	**47**	44	44
Expected return on plan assets	**(196)**	(182)	(167)			
Amortization of net loss	**14**	12	34	**8**	6	6
Amortization of prior service cost (credit)	**10**	30	9	**(3)**	(3)	(3)
Total periodic benefit expense	**$ 29**	$ 58	$ 69	**$64**	$59	$58
Other changes in plan assets and benefit obligations recognized in other comprehensive income:						
Current year actuarial loss (gain)	**$ 615**	$(106)		**$36**	$ 6	
Amortization of actuarial loss	**(14)**	(30)		**(8)**	(6)	
Amortization of prior service (cost) credit	**(10)**	(12)		**3**	3	
Total recognized in other comprehensive income	**$ 591**	$(148)		**$31**	$ 3	
Total recognized in net periodic benefit cost and other comprehensive income	**$ 620**	$ (90)	$ 69	**$95**	$62	$58

The Company expects to recognize $30 million of net loss and $8 million of net prior service cost as a component of net periodic pension cost in 2009 for its defined benefit pension plans. The Company expects to recognize $11 million of net loss and $3 million of net prior service credit as a component of net periodic postretirement benefit cost in 2009.

Corning uses a specific bond matching/spot rate yield curve model for estimating the appropriate discount rate for pension and postretirement benefit assumptions. This model develops a hypothetical yield curve and associated spot rate curve to discount the plan's projected benefit payments and match payment durations. Once the present value of projected benefit payments is calculated, the suggested discount rate is equal to the level rate that results in the same present value. The yield curve is based on actual high-quality corporate bonds across the full maturity spectrum. The curve is developed from yields on approximately 550 to 600 Moody's Aa-graded, non-callable bonds. The highest and lowest 10th percentile yields are excluded from the curve in order to eliminate outliers in the bond population.

Measurement of postretirement benefit expense is based on assumptions used to value the postretirement benefit obligation at the beginning of the year.

12. Employee Retirement Plans (continued)

The weighted-average assumptions used to determine benefit obligations at December 31 follow:

	Pension Benefits						Postretirement Benefits		
	Domestic			International			Domestic		
	2008	2007	2006	**2008**	2007	2006	**2008**	2007	2006
Discount rate	**6.00%**	6.00%	5.75%	**5.12%**	4.58%	4.59%	**6.00%**	6.00%	5.75%
Rate of compensation increase	**5.00%**	5.00%	5.00%	**4.20%**	3.99%	3.89%	**5.00%**	5.00%	5.00%

The weighted-average assumptions used to determine net periodic benefit cost for years ended December 31 follow:

	Pension Benefits						Postretirement Benefits		
	Domestic			International			Domestic		
	2008	2007	2006	**2008**	2007	2006	**2008**	2007	2006
Discount rate	**6.00%**	5.75%	5.50%	**4.58%**	4.59%	4.52%	**6.00%**	5.75%	5.50%
Expected return on plan assets	**8.00%**	8.00%	8.00%	**6.73%**	6.81%	6.80%			
Rate of compensation increase	**5.00%**	5.00%	4.50%	**3.99%**	3.89%	3.73%	**5.00%**	5.00%	4.50%

The expected rate of return on plan assets was determined based on the current interest rate environment and historical market premiums relative to fixed income rates of equity and other asset classes and adjusted for active management of certain portions of the portfolio.

Assumed Health Care Trend Rates at December 31	**2008**	2007
Health care cost trend rate assumed for next year	**8.2%**	9%
Rate that the cost trend rate gradually declines to	**5%**	5%
Year that the rate reaches the ultimate trend rate	**2013**	2013

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (in millions):

	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on annual total of service and interest cost	$ 4	$ (3)
Effect on postretirement benefit obligation	$44	$(37)

Plan Assets

The weighted-average asset allocation for domestic and international pension plans at December 31, 2008 and December 31, 2007 by asset category were as follows:

	Plan Assets At December 31,	
	2008	2007
Equity securities	**23%**	38%
Fixed income securities	**57%**	44%
Real estate	**6%**	5%
Other	**14%**	13%
Total	**100%**	100%

The total fair value of domestic plan assets at December 31, 2008 was $1,868 million and the expected long-term rate of return on these assets was 8%.

12. Employee Retirement Plans (continued)

We have an investment policy for domestic and international pension plans with a primary objective to adequately provide for both the growth and liquidity needed to support all current and future benefit payment obligations. For domestic plans, the investment strategy is to invest in a diversified portfolio of assets which are expected to satisfy the above objective and produce both absolute and risk adjusted returns competitive with a benchmark that for domestic plans is 45% Russell 3000 Index, 27.5% Barclays Long Government/Credit Index and 27.5% Barclays Long Credit Index. For international plans, the investment strategy is the same as for domestic plans and the benchmark is a composite of 50% equities and 50% fixed income indexes. The strategy includes the following target asset allocation:

	Domestic	International
Equity Securities	25%	49%
Fixed Income Securities	55%	50%
Real Estate	5%	
Other	15%	1%
Total	100%	100%

A tactical allocation mandate, which is part of the domestic asset investment strategy, allows the actual domestic allocation in equity securities to be reduced by a maximum of 1% relative to the total domestic assets based on market valuations.

At December 31, 2008 and 2007, the amount of Corning common stock included in equity securities was not significant.

Cash Flow Data

We anticipate making voluntary cash contributions of approximately $80 million to our domestic and international plans in 2009.

The following reflects the gross benefit payments which are expected to be paid for the domestic and international plans and the gross amount of annual Medicare Part D federal subsidy expected to be received (in millions):

	Expected Benefit Payments		
	Pension Benefits	Postretirement Benefits	Expected Federal Subsidy Payments Post Retirement Benefits
2009	$ 178	$ 74	$ 7
2010	$ 184	$ 78	$ 7
2011	$ 185	$ 82	$ 7
2012	$ 192	$ 86	$ 8
2013	$ 197	$ 89	$ 8
2014-2018	$1,112	$490	$46

Other Benefit Plans

We offer defined contribution plans covering employees meeting certain eligibility requirements. Total consolidated defined contribution plan expense was $53 million, $39 million and $34 million for the years ended December 31, 2008, 2007 and 2006, respectively.

13. Commitments, Contingencies, and Guarantees

The amounts of our obligations follow (in millions):

		Amount of commitment and contingency expiration per period				
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	5 years and thereafter
Performance bonds and guarantees	$ 63	$ 35	$ 4	$ 4	$ 2	$ 18
Credit facilities for equity companies	150	25	25	25	25	50
Stand-by letters of credit (1)	68	68				
Loan guarantees	11					11
Subtotal of commitment expirations per period	$ 292	$128	$ 29	$ 29	$ 27	$ 79
Purchase obligations	$ 126	$ 77	$ 41	$ 6	$ 1	$ 1
Capital expenditure obligations (2)	525	525				
Total debt (3)	1,444	77	81	23	23	1,240
Minimum rental commitments	203	45	35	27	22	74
Capital leases (4)	113	6	6	34	3	64
Interest on long-term debt (5)	1,146	90	88	84	83	801
Uncertain tax positions (6)	11	4	2	3	2	
Subtotal of contractual obligation payments due by period	3,568	824	253	177	134	2,180
Total commitments and contingencies	**$3,860**	**$952**	**$282**	**$206**	**$161**	**$2,259**

(1) At December 31, 2008, $38 million of the $68 million was included in other accrued liabilities on our consolidated balance sheets.

(2) Capital expenditure obligations, primarily related to our Display Technologies segment expansions, are included on our balance sheet.

(3) At December 31, 2008, $1,605 million was included on our balance sheet. Amounts above are stated at their maturity value.

(4) At December 31, 2008, $25 million of the $113 million represents imputed interest.

(5) The estimate of interest payments assumes interest is paid through the date of maturity or expiration of the related debt, based upon stated rates in the respective debt instruments.

(6) At December 31, 2008, $19 million was included on our balance sheet related to uncertain tax positions. Of this amount, we are unable to estimate when $8 million of that amount will become payable.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), requires a company, at the time a guarantee is issued, to recognize a liability for the fair value or market value of the obligation it assumes. In the normal course of our business, we do not routinely provide significant third-party guarantees. Generally, third-party guarantees provided by Corning are limited to certain financial guarantees, including stand-by letters of credit and performance bonds, and the incurrence of contingent liabilities in the form of purchase price adjustments related to attainment of milestones. These guarantees have various terms, and none of these guarantees are individually significant.

We have agreed to provide a credit facility related to Dow Corning. The funding of the Dow Corning credit facility will be required only if Dow Corning is not otherwise able to meet its scheduled funding obligations in its confirmed Bankruptcy Plan. The purchase obligations primarily represent raw material and energy-related take-or-pay contracts. We believe a significant majority of these guarantees and contingent liabilities will expire without being funded.

Minimum rental commitments under leases outstanding at December 31, 2008 follow (in millions):

2009	2010	2011	2012	2013	2014 and thereafter
$45	$35	$27	$22	$21	$53

Total rental expense was $59 million for 2008, $69 million for 2007 and $65 million for 2006.

A reconciliation of the changes in the product warranty liability for the year ended December 31 follows (in millions):

	2008	2007
Balance at January 1	**$19**	$ 26
Adjustments for warranties issued for current year sales	**$ 7**	$ 7
Adjustments for warranties related to prior year sales	**$ (7)**	$(13)
Settlements made during the current year	**$ (1)**	$ (1)
Balance at December 31	**$18**	$ 19

13. Commitments, Contingencies, and Guarantees (continued)

Corning is a defendant in various lawsuits, including environmental, product-related suits, the Dow Corning and PCC matters discussed in Note 7 (Investments), and is subject to various claims which arise in the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Corning's consolidated financial position, liquidity, or results of operations. Other than certain asbestos related claims, there are no other material loss contingencies related to litigation.

We have been named by the Environmental Protection Agency under the Superfund Act, or by state governments under similar state laws, as a potentially responsible party for 19 active hazardous waste sites. Under the Superfund Act, all parties who may have contributed any waste to a hazardous waste site, identified by such Agency, are jointly and severally liable for the cost of cleanup unless the Agency agrees otherwise. It is our policy to accrue for the estimated liability related to Superfund sites and other environmental liabilities related to property owned and operated by us based on expert analysis and continual monitoring by both internal and external consultants. At December 31, 2008 and 2007, we had accrued approximately $21 million (undiscounted) and $19 million (undiscounted), respectively, for the estimated liability for environmental cleanup and related litigation. Based upon the information developed to date, we believe that the accrued amount is a reasonable estimate of our liability and that the risk of an additional loss in an amount materially higher than that accrued is remote.

The ability of certain subsidiaries and affiliated companies to transfer funds is limited by provisions of foreign government regulations, affiliate agreements and certain loan agreements. At December 31, 2008, the amount of equity subject to such restrictions for consolidated subsidiaries totaled $1.1 billion. While this amount is legally restricted, it does not result in operational difficulties since we have generally permitted subsidiaries to retain a majority of equity to support their growth programs.

14. Hedging Activities

We operate and conduct business in many foreign countries and as a result are exposed to movements in foreign currency exchange rates. Our exposure to exchange rate effects includes:

- exchange rate movements on financial instruments and transactions denominated in foreign currencies which impact earnings, and
- exchange rate movements upon translation of net assets in foreign subsidiaries for which the functional currency is not the U.S. dollar, which impact our net equity.

Our most significant foreign currency exposures relate to the Japanese yen, the Korean won, the New Taiwan dollar, and the Euro. We selectively enter into foreign exchange forward and option contracts with durations generally 18 months or less to hedge our exposure to exchange rate risk on foreign source income and purchases. The hedges are scheduled to mature coincident with the timing of the underlying foreign currency commitments and transactions. The objective of these contracts is to neutralize the impact of exchange rate movements on our operating results.

We engage in foreign currency hedging activities to reduce the risk that changes in exchange rates will adversely affect the eventual net cash flows resulting from the sale of products to foreign customers and purchases from foreign suppliers. The hedge contracts reduce the exposure to fluctuations in exchange rate movements because the gains and losses associated with foreign currency balances and transactions are generally offset with gains and losses of the hedge contracts. Because the impact of movements in foreign exchange rates on the value of hedge contracts offsets the related impact on the underlying items being hedged, these financial instruments help alleviate the risk that might otherwise result from currency exchange rate fluctuations.

Corning is also exposed to movements in interest rates on its cash, cash equivalents, and debt obligations. Corning uses interest rate derivatives, where appropriate, to manage this exposure.

The following table summarizes the notional amounts and respective fair values of Corning's derivative financial instruments, which mature at varying dates (in millions):

	2008		2007	
	Notional Amount	**Fair Value**	Notional Amount	Fair Value
Foreign exchange forward contracts	**$1,799**	**$(59)**	$1,421	$(8)

14. Hedging Activities (continued)

Corning uses derivative instruments (forwards and options) to limit exposures to fluctuations related to certain monetary assets, monetary liabilities, and net earnings in foreign currencies. These derivative instruments are not designated as hedging instruments for accounting purposes and, as such, are referred to as undesignated derivatives. Changes in the fair value of undesignated derivatives are recorded in current period earnings in the other income, net component, along with the foreign currency gains and losses arising from the underlying monetary assets or liabilities in the consolidated statement of operations. The notional amount of the undesignated derivatives at December 31, 2008 and December 31, 2007 was $1.5 billion and $717 million, respectively.

The forward and option contracts we use in managing our foreign currency exposures contain an element of risk in that the counterparties may be unable to meet the terms of the agreements. However, we minimize this risk by limiting the counterparties to a diverse group of highly-rated major domestic and international financial institutions with which we have other financial relationships. We are exposed to potential losses in the event of non-performance by these counterparties; however, we do not expect to record any losses as a result of counterparty default. Neither we nor our counterparties are required to post collateral for these financial instruments.

Corning excludes the impact of credit risk from the assessment of hedge effectiveness. The amount of ineffectiveness, related to derivatives, for the year ended December 31, 2008 was $19 million. The amount of ineffectiveness for the year ended December 31, 2007 was insignificant.

Cash Flow Hedges

Corning typically has cash flow hedges that are comprised of foreign exchange forward and option contracts. The critical terms of each cash flow hedge are identical to the critical terms of the hedged item. Therefore, Corning utilizes the critical terms test under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), and the presumption is that there is no hedge ineffectiveness as long as the critical terms of the hedge and the hedged item do not change.

Corning defers net gains and losses from cash flow hedges into accumulated other comprehensive income on the consolidated balance sheet until such time as the hedged item impacts earnings. At that time, Corning reclassifies net gains and losses from cash flow hedges into the same line item of the consolidated statements of income as where the effects of the hedged item are recorded, typically sales, cost of sales, or royalty income. At December 31, 2008, the amount of net losses expected to be reclassified into earnings within the next 12 months is $36 million.

During the fourth quarter of 2008, due to a significant decline in sales volume in Corning's Display Technologies segment, Corning determined that 38.5 billion Japanese yen ($424 million) of anticipated transactions would not occur as originally forecasted. The hedges related to the anticipated transactions were de-designated as cash flow hedges, as the critical terms of the hedges and hedged items no longer matched. It was further determined that although the anticipated transactions were no longer considered to be probable of occurring as originally forecasted, some of the anticipated transactions were considered to be reasonably possible of occurring as originally forecasted or within an additional two month period.

Hedges of anticipated transactions that we concluded were probable of not occurring were considered to be ineffective. As a result, hedge accounting was discontinued and the net derivative losses that were previously included in other comprehensive income were recorded immediately in other (expense) income, net, in the consolidated statements of income. The notional amount of the hedges that were de-designated and considered ineffective was $198 million; a corresponding loss of $23 million resulted from this ineffectiveness. Amounts included in other comprehensive income for hedges of anticipated transactions that we concluded were still reasonably possible of occurring as originally forecasted or within an additional two months remained in other comprehensive income on the consolidated balance sheet at December 31, 2008. The notional amount of the hedges that are still reasonably possible of occurring was $226 million; a derivative loss of $24 million remains in other comprehensive income, and will be reclassified into other (expense) income, net in the consolidated statements of income when the related transaction is recorded.

Fair Value Hedges

In October of 2007, we entered into four interest rate swaps that were designated as fair value hedges and economically exchange a notional amount of $500 million of previously issued fixed rate long-term debt to floating rate debt. Under the terms of the swap agreements, we paid the counterparty a floating rate that was indexed to the three-month LIBOR rate.

Net gains or losses recorded in the consolidated statements of income related to the Company's underlying debt and interest rate swap agreements were not significant. At December 31, 2007, the fair value of the interest rate swap agreements recorded in the other assets line item and offset in the long-term debt line item of the consolidated balance sheet, was $13 million.

14. Hedging Activities (continued)

Each fair value hedge (swap) was entered into subsequent to the initial recognition of the hedged item; therefore these swaps did not meet the criteria to qualify for the shortcut method. Therefore, Corning utilized the long haul method for effectiveness analysis, both retrospectively and prospectively. The analysis excluded the impact of credit risk from the assessment of hedge ineffectiveness.

In November of 2008, we terminated the interest rate swap agreements described above. At termination, these swaps were in a gain position of $62 million which will be recorded in earnings as a reduction of interest expense over the remaining life of the underlying debt. The cash proceeds from the termination of the swaps totaled $65 million.

Corning records net gains and losses from fair value hedges into the same line item of the consolidated statements of income that includes the impact of the hedged item.

Net Investment in Foreign Operations
We have issued foreign currency denominated debt that has been designated as a hedge of the net investment in a foreign operation. The effective portion of the changes in fair value of the debt is reflected as a component of other accumulated comprehensive income (loss) as part of the foreign currency translation adjustment. Net losses related to this investment included in the cumulative translation adjustment at December 31, 2008 and December 31, 2007, were $141 million and $143 million, respectively.

15. Fair Value Measurements

The Company adopted SFAS 157 effective January 1, 2008 for all financial assets and liabilities as required. The adoption of SFAS 157 was not material to Corning's financial statements or results of operations. SFAS 157 defines fair value, establishes a framework for measuring fair value in applying generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 identifies two kinds of inputs that are used to determine the fair value of assets and liabilities: observable and unobservable. Observable inputs are based on market data or independent sources while unobservable inputs are based on the company's own market assumptions. Once inputs have been characterized, SFAS 157 requires companies to prioritize the inputs used to measure fair value into one of three broad levels (provided in the table below).

SFAS 157 applies whenever an entity is measuring fair value under other accounting pronouncements that require or permit fair value measurement and requires the use of observable market data when available. As of December 31, 2008, the Company did not have any financial assets or liabilities that were measured using unobservable (or Level 3) inputs.

The following table provides fair value measurement information for the Company's major categories of financial assets and liabilities measured on a recurring basis (in millions):

		Fair Value Measurements at Reporting Date Using		
	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Short-term investments	$943	$ 531	$412 (2)	
Other assets	$ 40		$ 40	
Derivatives (1)	$ 22		$ 22	
Liabilities				
Derivatives (1)	$ 81		$ 81	

(1) Derivative assets and liabilities include interest rate swaps and foreign exchange contracts which are measured using observable quoted prices for similar assets and liabilities.
(2) Short-term investments are measured using observable quoted prices for similar assets.

Certain non-financial assets and liabilities are measured at fair value on a non-recurring basis and are not currently required to be presented on an annual basis. The FASB deferred implementation of SFAS 157 for these items until 2009.

16. Shareholders' Equity

The following table presents changes in capital stock for the period from January 1, 2006 to December 31, 2008 (in millions):

	Common Stock		Treasury Stock	
	Shares	Par Value	Shares	Cost
Balance at December 31, 2005	1,552	$776	(16)	$ (168)
Shares issued to benefit plans and for option exercises	30	15		(11)
Other			(1)	(22)
Balance at December 31, 2006	1,582	$791	(17)	$ (201)
Shares issued to benefit plans and for option exercises	15	8	(1)	(12)
Shared purchased for treasury			(11)	(250)
Other	1		(1)	(29)
Balance at December 31, 2007	1,598	$799	(30)	$ (492)
Shares issued to benefit plans and for option exercises	11	6		(6)
Shared purchased for treasury			(30)	(625)
Other		(1)	(2)	(37)
Balance at December 31, 2008	**1,609**	**$804**	**(62)**	**$(1,160)**

16. Shareholders' Equity (continued)

Accumulated Other Comprehensive Income (Loss)

A summary of the components of other comprehensive income (loss), including our proportionate share of equity method investee's other comprehensive income (loss), is as follows (in millions):

	Foreign currency translation adjustment	Unamortized pension losses and prior services costs	Net unrealized gains (losses) on investments	Net unrealized gains (losses) on cash flow hedges	Accumulated other comprehensive income (loss)
Balance at December 31, 2005	$175	$ (27)	$ (2)	$ 32	$ 178
Foreign currency translation adjustment (2)	203				203
Minimum pension liability adjustment (1)(4)		37			37
Net unrealized gain on investments (3)			2		2
Unrealized derivative gain on cash flow hedges (5)				8	8
Adoption of SFAS 158 (1)(4)		(763)			(763)
Reclassification adjustments on cash flow hedges (5)				(25)	(25)
Balance at December 31, 2006	$378	$ (753)	$ 0	$ 15	$(360)
Foreign currency translation adjustment (2)	165				165
Net unrealized loss on investments (3)			(11)		(11)
Unrealized derivative loss on cash flow hedges (5)				(49)	(49)
Reclassification adjustments on cash flow hedges (5)				12	12
Unamortized postretirement benefit plans losses and prior service costs (4)		153			153
Balance at December 31, 2007	$543	$ (600)	$(11)	$(22)	$ (90)
Foreign currency translation adjustment (1)(2)	67				67
Net unrealized loss on investments (1)(3)			(81)		(81)
Unrealized derivative loss on cash flow hedges (1)(5)				(61)	(61)
Reclassification adjustments on cash flow hedges (5)				45	45
Unamortized postretirement benefit plans losses and prior service costs (1)(4)		(523)			(523)
Balance at December 31, 2008	**$610**	**$(1,123)**	**$(92)**	**$(38)**	**$(643)**

(1) Includes adjustments from Dow Corning.
(2) Net of tax effect of $(2) million in 2008 and zero tax effect for 2007 and 2006. Refer to Note 6 (Income Taxes) for an explanation of Corning's tax paying position.
(3) Net of tax effect of $9 million in 2008 and zero tax effect of 2007 and 2006.
(4) Net of tax effect of $246 million in 2008, $(8) million and $9 million for years 2008, 2007 and 2006, respectively.
(5) Net of tax effect of $4 million in 2008 and zero tax effect for 2007 and 2006, respectively.

17. Earnings Per Common Share

Basic earnings per common share is computed by dividing income attributable to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per common share assumes the issuance of common shares for all potentially dilutive securities outstanding.

The reconciliation of the amounts used to compute basic and diluted earnings per common share from continuing operations follows (in millions, except per share amounts):

	Years ended December 31,								
	2008			2007			2006		
	Income	**Weighted-Average Shares**	**Per Share Amount**	Income	Weighted-Average Shares	Per Share Amount	Income	Weighted-Average Shares	Per Share Amount
Basic earnings per common share	**$5,257**	**1,560**	**$3.37**	$2,150	1,566	$1.37	$1,855	1,550	$1.20
Effect of dilutive securities:									
Employee stock options and awards		**24**			37			44	
Diluted Earnings Per Common Share	**$5,257**	**1,584**	**$3.32**	$2,150	1,603	$1.34	$1,855	1,594	$1.16

The following potential common shares were excluded from the calculation of diluted earnings per common share because their inclusion would have been anti-dilutive. In addition, the following performance-based restricted stock awards have been excluded from the calculation of diluted earnings per common share because the number of shares ultimately issued is contingent on our performance against certain targets established for the performance period (in millions):

	Years ended December 31,		
	2008	2007	2006
Potential common shares excluded from the calculation of diluted earnings per share:			
Employee stock options and awards	**49**	34	29
Performance-based restricted stock awards	**2**	2	2
Total	**51**	36	31

18. Share-based Compensation

Stock Compensation Plans

Corning's share-based compensation programs include the following: employee stock options, time-based restricted stock, performance-based restricted stock, performance-based restricted stock units and the Worldwide Employee Stock Purchase Plan (WESPP). At December 31, 2008, our stock compensation programs were in accordance with the 2005 Employee Equity Participation Program, as amended, and the 2003 Equity Plan for Non-Employee Directors Program. Any ungranted shares from prior years will be available for grant in the current year. Any remaining shares available for grant, but not yet granted, will be carried over and used in the following year. At December 31, 2008, there were approximately 72 million shares available for grant.

On January 1, 2006, the Company adopted SFAS 123(R). SFAS 123(R) requires the measurement and recognition of compensation cost for all share-based payment awards made to employees and directors, including grants of employee stock options and employee stock purchases related to the WESPP, based on estimated fair values. Prior to the adoption of SFAS 123(R), the Company accounted for share-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under SFAS 123. Under the intrinsic value method, no share-based compensation cost related to stock options had been recognized in the Company's Consolidated Statements of Operations, because the exercise price was at least equal to the market value of the common stock on the grant date. As a result, the recognition of share-based compensation cost was generally limited to the expense attributed to restricted stock awards and stock option modifications. SFAS 123(R) is a revision of SFAS 123 and supersedes APB 25.

The Company elected to use the modified prospective transition method upon adoption of SFAS 123(R), which requires the application of the accounting standard as of January 1, 2006, the first day of the Company's fiscal year 2006.

18. Share-based Compensation (continued)

For share-based payment grants on or after December 1, 2005, the Company estimated the fair value of such grants using a lattice-based option valuation model. Prior to December 1, 2005, the Company estimated the fair value of share-based payment awards using the Black-Scholes option pricing model. Prior to January 1, 2006, these fair values were utilized in developing the Company's pro forma disclosure information required under SFAS 123.

Under SFAS 123(R), for share-based payment awards granted subsequent to January 1, 2006, the fair value of awards that are expected to ultimately vest is recognized as expense over the requisite service periods. SFAS 123(R) requires forfeitures to be estimated at the time of the grant in order to estimate the amount of share-based payment awards that will ultimately vest. Forfeiture rates are based on historical rates. The estimated forfeiture rate will be adjusted if actual forfeitures differ significantly from the original estimates. The effect of any change in estimated forfeitures would be recognized through a cumulative catch-up adjustment that would be included in compensation cost in the period of the change in estimate. For share-based payment awards granted prior to January 1, 2006, the Company will recognize the remaining unvested SFAS 123 pro forma expense according to their remaining vesting conditions.

Total share-based compensation cost of $118 million, $138 million, and $127 million was disclosed in operating activities on the Company's Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007, and 2006, respectively. For the year ended December 31, 2006, $81 million in compensation cost was attributed to the effect of the change from applying the original provisions of SFAS 123 to the adoption of SFAS 123(R).

Stock Options

Our stock option plans provide non-qualified and incentive stock options to purchase authorized but unissued or treasury shares at the market price on the grant date and generally become exercisable in installments from one to five years from the grant date. The maximum term of non-qualified and incentive stock options is 10 years from the grant date.

The following table summarizes information concerning options outstanding including the related transactions under the options plans for the year ended December 31, 2008:

	Number of Shares (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term in Years	Aggregate Intrinsic Value (in thousands)
Options Outstanding as of December 31, 2007	88,010	$26.44		
Granted	10,498	$17.92		
Exercised	(8,350)	$10.14		
Forfeited and Expired	(528)	$35.22		
Options Outstanding as of December 31, 2008	89,630	$26.92	4.83	$72,159
Options Exercisable as of December 31, 2008	72,908	$28.49	3.90	$68,280

The aggregate intrinsic value (market value of stock less option exercise price) in the preceding table represents the total pretax intrinsic value, based on the Company's closing stock price on December 31, 2008, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options exercisable on December 31, 2008, was approximately 18 million.

The weighted-average grant-date fair value for options granted for the years ended December 31, 2008, 2007, and 2006 was $7.39, $9.65, and $9.42, respectively. The total fair value of options that vested during the years ended December 31, 2008, 2007, and 2006 was approximately $68 million, $58 million, and $74 million, respectively. Compensation cost related to stock options for the years ended December 31, 2008, 2007, and 2006, was approximately $67 million, $69 million, and $76 million, respectively.

As of December 31, 2008, there was approximately $59 million of unrecognized compensation cost related to stock options granted under the Plan. The cost is expected to be recognized over a weighted-average period of 2.1 years.

Proceeds received from the exercise of stock options were $80 million for the year ended December 31, 2008, which were included in financing activities on the Company's Consolidated Statements of Cash Flows. The total intrinsic value of options exercised for the years ended December 31, 2008, 2007, and 2006 was approximately $126 million, $221 million, and $374 million, respectively, which is currently deductible for tax purposes. Refer to Note 6 (Income Taxes) to the consolidated financial statements.

18. Share-based Compensation (continued)

SFAS 123(R) specifies that an award is considered vested when the employee's retention of the award is no longer contingent on providing subsequent service (the "non-substantive vesting period approach"). Prior to December 1, 2008, the terms and conditions of Corning's stock option agreement specified that employees continue to vest in option awards after retirement without providing any additional services. For awards granted from January 1, 2006 to December 1, 2008, compensation cost was recognized immediately for awards granted to retirement eligible employees or over the period from the grant date to the date retirement eligibility is achieved, if that is expected to occur during the stated or nominal vesting period. Corning amended the terms and conditions of its stock option agreement on December 1, 2008 for awards to retirement eligible employees. Awards are earned ratably each month the employee provides service over the twelve months following the grant date, and the related compensation expense is recognized over this twelve month service period or over the period from the grant date to the date of retirement eligibility for employees that become age 55 during the vesting period.

The lattice-based valuation model, used to estimate the fair values of option and restricted stock grants after November 30, 2005, incorporates the assumptions (including ranges of assumptions) noted in the table below. Expected volatility is based on the blended short-term volatility (the arithmetic average of the implied volatility and the short-term historical volatility), long-term historical volatility of Corning's stock, and other factors.

Corning also uses historical data as well as forward looking explanatory variables, to estimate future option exercises and employee termination within the valuation model. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected time to exercise of options granted is derived using a regression model and represents the period of time that options granted are expected to be outstanding. The range given below results from certain groups of employees exhibiting different behavior. The risk-free rates used in the lattice model are derived from the U.S. Treasury yield curve in effect from the grant date to the option's expiration date. Since period-by-period calculations are employed in the lattice model, Corning uses risk-free rates that apply from one period to the next, generally quarter to quarter. Such rates are typically referred to as "forward" rates. Being essentially marginal rates, forward rates both vary during the contractual term of the option and exhibit greater variation than the yield curve from which they are derived.

The following inputs for the lattice-based valuation model were used for option grants under our Stock Option Plans for the years presented:

	2008	2007	2006
Expected volatility	**31-88%**	35-54%	36-54%
Weighted-average volatility	**49-58%**	51-52%	50-53%
Dividend yield	**0.82-1.31%**	0.88-0.91%	0
Risk-free rate	**0.02-6.0%**	3.6-5.7%	0.4-11.2%
Average risk-free rate	**2.8-4.1%**	4.4-5.0%	4.6-5.3%
Expected time to exercise (in years)	**1.9-6.7**	2.1-5.4	2.6-6.5
Pre-vesting departure rate	**1.4-2.7%**	1.5-2.6%	1.5-2.4%
Post vesting departure rate	**3.3-6.3%**	3.5-6.7%	3.8-7.1%

Incentive Stock Plans

The Corning Incentive Stock Plan permits stock and stock unit grants, either determined by specific performance goals or issued directly, in most instances, subject to the possibility of forfeiture and without cash consideration. Restricted stock and stock units under the Incentive Stock Plan are generally granted at-the-money, contingently vest over a period of generally 1 to 10 years, and generally have contractual lives of 1 to 10 years.

The fair value of each restricted stock grant or restricted stock unit awarded under the Incentive Stock Plans was estimated on the date of grant for performance based grants assuming that performance goals will be achieved. The expected term for grants under the Incentive Stock Plans is generally 1 to 10 years.

Time-Based Restricted Stock:

Time-based restricted stock is issued by the Company on a discretionary basis, and is payable in shares of the Company's common stock upon vesting. The fair value is based on the market price of the Company's stock on the grant date. Compensation cost is recognized over the requisite vesting period and adjusted for actual forfeitures before vesting.

18. Share-based Compensation (continued)

The following table represents a summary of the status of the Company's nonvested time-based restricted stock as of December 31, 2007, and changes during the year ended December 31, 2008:

	Shares (000's)	Weighted-Average Grant-Date Fair Value
Nonvested shares at December 31, 2007	1,065	$18.15
Granted	1,313	22.54
Vested	(305)	17.00
Forfeited	(8)	25.44
Nonvested shares and share units at December 31, 2008	2,065	$21.01

As of December 31, 2008, there was approximately $26 million of unrecognized compensation cost related to nonvested time-based restricted stock compensation arrangements granted under the Plan. The cost is expected to be recognized over a weighted-average period of 3.6 years. The total fair value of time-based restricted stock that vested during the years ended December 31, 2008, 2007, and 2006 was approximately $5 million, $1 million, and $2 million, respectively. Compensation cost related to time-based restricted stock was approximately $11 million, $5 million, and $3 million for the years ended December 31, 2008, 2007, and 2006, respectively.

Performance-Based Restricted Stock and Restricted Stock Units:

Performance-based restricted stock and restricted stock units are earned upon the achievement of certain targets, and are payable in shares of the Company's common stock upon vesting typically over a three-year period. The fair value is based on the market price of the Company's stock on the grant date and assumes that the target payout level will be achieved. Compensation cost is recognized over the requisite vesting period and adjusted for actual forfeitures before vesting. During the performance period, compensation cost may be adjusted based on changes in the expected outcome of the performance-related target.

The following table represents a summary of the status of the Company's nonvested performance-based restricted stock and restricted stock units as of December 31, 2007, and changes during the year ended December 31, 2008:

	Shares (000's)	Weighted-Average Grant-Date Fair Value
Nonvested restricted stock at December 31, 2007	8,770	$18.80
Granted	5,098	10.89
Vested	(3,607)	13.59
Forfeited	(1,319)	24.83
Nonvested restricted stock and restricted stock units at December 31, 2008	8,942	$15.51

As of December 31, 2008, there was approximately $55 million of unrecognized compensation cost related to nonvested performance-based restricted stock and restricted stock unit compensation arrangements granted under the Plan. The cost is expected to be recognized over a weighted-average period of 2.2 years. The total fair value of performance-based restricted stock that vested during the years ended December 31, 2008, 2007, and 2006, was approximately $49 million, $27 million, and $9 million, respectively. Compensation cost related to performance-based restricted stock and restricted stock units was approximately $35 million, $60 million, and $43 million for the years ended December 31, 2008, 2007, and 2006, respectively.

Worldwide Employee Stock Purchase Plan

In addition to the Stock Option Plan and Incentive Stock Plans, we have a Worldwide Employee Share Purchase Plan (WESPP). Under the WESPP, substantially all employees can elect to have up to 10% of their annual wages withheld to purchase our common stock. The purchase price of the stock was 85% of the lower of the beginning-of-quarter or end-of-quarter closing market price through September 30, 2006. Effective October 1, 2006, the purchase price of the stock is 85% of the end-of-quarter closing market price. Compensation cost related to the WESPP for all periods presented is immaterial.

19. Operating Segments

Effective January 1, 2008, Corning changed its internal reporting structure to better reflect the company's focus on new business development and later-stage research projects and to provide more transparency on our Specialty Materials operating segment. As a result, our segment reporting includes the following changes which are in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information:"

- We have provided separate financial information for the Specialty Materials operating segment. This operating segment was previously included in All Other.
- Certain later-stage development projects, such as microreactors and green lasers, now meet the criteria for operating segments and are included in All Other. Spending for these projects was previously part of Exploratory Research and was reported in the reconciliation of reportable segment net income to total net income.
- Certain other new product lines now meet the criteria for operating segments and are included in All Other. Spending related to these businesses was previously included in our Life Sciences and Display Technologies operating segments.

Our reportable operating segments are now as follows:

- Display Technologies - manufactures liquid crystal display glass for flat panel displays.
- Telecommunications - manufactures optical fiber and cable and hardware and equipment components for the telecommunications industry.
- Environmental Technologies - manufactures ceramic substrates and filters for automotive and diesel applications. This reportable operating segment is an aggregation of our Automotive and Diesel operating segments as these two segments share similar economic characteristics, products, customer types, production processes and distribution methods.
- Specialty Materials - manufactures products that provide more than 150 material formulations for glass, glass ceramics and fluoride crystals to meet demand for unique customer needs.
- Life Sciences - manufactures glass and plastic consumables for scientific applications.

All other operating segments that do not meet the quantitative threshold for separate reporting have been grouped as "All Other." This group is primarily comprised of development projects and results for new product lines.

We prepared the financial results for our reportable segments on a basis that is consistent with the manner in which we internally disaggregate financial information to assist in making internal operating decisions. We included the earnings of equity affiliates that are closely associated with our operating segments in the respective segment's net income. We have allocated certain common expenses among segments differently than we would for stand-alone financial information prepared in accordance with GAAP. Segment net income may not be consistent with measures used by other companies. The accounting policies of our reportable segments are the same as those applied in the consolidated financial statements.

19. Operating Segments (continued)

The following provides historical segment information as described above:

Segment Information (in millions)

	Display Technologies	Telecom-munications	Environmental Technologies	Specialty Materials	Life Sciences	All Other	Total
For the year ended December 31, 2008							
Net sales	$2,724	$1,799	$711	$372	$326	$ 16	$ 5,948
Depreciation (1)	$ 407	$ 117	$ 95	$ 36	$ 14	$ 12	$ 681
Amortization of purchased intangibles		$ 11					$ 11
Research, development and engineering expenses (2)	$ 109	$ 93	$125	$ 45	$ 8	$ 163	$ 543
Restructuring, impairment and other charges (before-tax and minority interest) (3)		$ 17		$ 2			$ 19
Income tax (provision) benefit	$ (189)	$ (14)	$(11)		$ (9)	$ 11	$ (212)
Earnings (loss) before minority interest and equity earnings (loss) (4)	$1,321	$ 44	$ 29	$ (7)	$ 53	$(210)	$ 1,230
Minority interests		$ 1					$ 1
Equity in earnings of affiliated companies	$ 900		$ 4			$ 42	$ 946
Net income (loss)	$2,221	$ 45	$ 33	$ (7)	$ 53	$(168)	$ 2,177
Investment in affiliated companies, at equity	$1,819	$ 18	$ 37			$ 202	$ 2,076
Segment assets (6)	$7,902	$1,088	$911	$297	$140	$ 202	$10,540
Capital expenditures	$1,431	$ 91	$155	$ 37	$ 16	$ 35	$ 1,765
For the year ended December 31, 2007							
Net sales	$2,613	$1,779	$757	$379	$305	$ 27	$ 5,860
Depreciation (1)	$ 325	$ 123	$ 89	$ 32	$ 15	$ 7	$ 591
Amortization of purchased intangibles		$ 10					$ 10
Research, development and engineering expenses (2)	$ 102	$ 82	$125	$ 41	$ 8	$ 121	$ 479
Restructuring, impairment and credits (before-tax and minority interest)		$ (4)					$ (4)
Income tax (provision) benefit	$ (138)	$ (35)	$(15)		$(13)	$ 8	$ (193)
Earnings (loss) before minority interest and equity earnings (loss) (4)	$1,433	$ 115	$ 59	$ (3)	$ 44	$(150)	$ 1,498
Minority interests		$ (1)				$ (2)	$ (3)
Equity in earnings (loss) of affiliated companies (5)	$ 582	$ 4	$ 2			$ (9)	$ 579
Net income (loss)	$2,015	$ 118	$ 61	$ (3)	$ 44	$(161)	$ 2,074
Investment in affiliated companies, at equity	$1,733	$ 19	$ 32			$ 213	$ 1,997
Segment assets (6)	$5,853	$1,105	$853	$292	$150	$ 235	$ 8,488
Capital expenditures	$ 883	$ 66	$ 67	$ 30	$ 16	$ 3	$ 1,065
For the year ended December 31, 2006							
Net sales	$2,133	$1,729	$615	$386	$287	$ 24	$ 5,174
Depreciation (1)	$ 276	$ 157	$ 80	$ 35	$ 16	$ 6	$ 570
Amortization of purchased intangibles		$ 11					$ 11
Research, development and engineering expenses (2)	$ 101	$ 82	$121	$ 36	$ 8	$ 101	$ 449
Restructuring, impairment and other charges (before-tax and minority interest) (3)		$ 44		$ 6	$ 6		$ 56
Income tax (provision) benefit	$ (121)	$ (24)	$ (7)	$ (2)	$ (4)	$ 6	$ (152)
Earnings (loss) before minority interest and equity earnings (loss) (4)	$1,080	$ 14	$ 9	$ 20	$ 27	$(116)	$ 1,034
Minority interests		$ (6)				$ (5)	$ (11)
Equity in earnings (loss) of affiliated companies (5)	$ 565	$ 5	$ (1)			$ 39	$ 608
Net income (loss)	$1,645	$ 13	$ 8	$ 20	$ 27	$ (82)	$ 1,631
Investment in affiliated companies, at equity	$1,382	$ 17	$ 30			$ 328	$ 1,757
Segment assets (6)	$4,752	$1,153	$844	$290	$143	$ 350	$ 7,532
Capital expenditures	$ 829	$ 67	$146	$ 22	$ 21		$ 1,085

(1) Depreciation expense for Corning's reportable segments includes an allocation of depreciation of corporate property not specifically identifiable to a segment.
(2) Research, development, and engineering expenses includes direct project spending which is identifiable to a segment.
(3) In 2008, restructuring, impairment and other charges and (credits) includes a charge of $22 million which was primarily comprised of severance costs for a restructuring plan in the Telecommunications segment. In 2006, restructuring, impairment and other charges and (credits) includes a charge of $44 million for certain assets in our Telecommunications segment.
(4) Many of Corning's administrative and staff functions are performed on a centralized basis. Where practicable, Corning charges these expenses to segments based upon the extent to which each business uses a centralized function. Other staff functions, such as corporate finance, human resources and legal are allocated to segments, primarily as a percentage of sales. In 2008, earnings (loss) before minority interest and equity earnings (loss) of the Display Technologies segment included a $12 million litigation settlement and a $14 million loss on the sale of a business in the All Other segment. In 2007, earnings (loss) before minority interest and equity earnings (loss) of the Telecommunications segment included a $19 million gain on the sale of the European submarine cabling business.
(5) Equity in earnings of affiliated companies, net of impairments includes the following restructuring and impairment charges:
- In 2007, $40 million related to related to impairments and other charges and credits for Samsung Corning is included in All Other.
- In 2006, gains of $2 million related to impairments and other charges and credits for Samsung Corning is included in All Other.

(6) Segment assets include inventory, accounts receivable, property and associated equity companies and cost investments.

19. Operating Segments (continued)

For the year ended December 31, 2008, the following number of customers, which individually accounted for 10% or more of each segment's sales, represented the following concentration of segment sales:

- In the Display Technologies segment, three customers accounted for 65% of total segment sales.
- In the Telecommunications segment, two customers accounted for 24% of total segment sales.
- In the Environmental Technologies segment, three customers accounted for 81% of total segment sales.
- In the Specialty Materials segment, one customer accounted for 11% of segment sales.
- In the Life Sciences segment, one customer accounted for 45% of segment sales.

A significant amount of specialized manufacturing capacity for our Display Technologies segment is concentrated in Asia. It is at least reasonably possible that the use of a facility located outside of an entity's home country could be disrupted. Due to the specialized nature of the assets, it would not be possible to find replacement capacity quickly. Accordingly, loss of these facilities could produce a near-term severe impact to our display business and the Company as a whole.

A reconciliation of reportable segment net income (loss) to consolidated net income (loss) follows (in millions):

	Years ended December 31,		
	2008	2007	2006
Net income of reportable segments	**$2,345**	$2,235	$1,713
Non-reportable segments	**(168)**	(161)	(82)
Unallocated amounts:			
Net financing costs (1)	**15**	36	1
Stock-based compensation expense	**(118)**	(138)	(127)
Exploratory research	**(69)**	(67)	(57)
Corporate contributions	**(35)**	(32)	(30)
Equity in earnings of affiliated companies, net of impairments (2)	**382**	363	352
Asbestos litigation (3)	**340**	(185)	2
Other corporate items (4)	**2,565**	99	83
Net income	**$5,257**	$2,150	$1,855

(1) Net financing costs include interest expense, interest income, and interest costs and investment gains associated with benefit plans.
(2) Equity in earnings of affiliated companies, net of impairments and taxes represents equity in earnings of Dow Corning Corporation which includes the following items:
- In 2008, an $18 million charge representing our share of an other-than-temporary impairment of auction rate securities.
- In 2006, a $33 million gain representing our share of a tax settlement relating to an IRS examination at Dow Corning.

(3) In 2008, Corning reduced its liability for asbestos litigation by $327 million as a result of the increase in the likelihood of a settlement under recently proposed terms and a corresponding decrease in the likelihood of a settlement under terms established in 2003. Also, in 2008, Corning recorded a credit of $13 million to adjust the asbestos liability for the change in value of certain components of the Amended PCC Plan. In 2007, Corning recorded a charge of $185 million for the change in the estimated fair value of the components of the asbestos litigation liability under the terms of the 2003 plan. In 2006, Corning recorded a credit of $2 million for the change in the estimated fair value of the components of the asbestos litigation liability under the terms of the 2003 plan.
(4) Other corporate items include the tax impact of the unallocated amounts and the following significant items:
- In 2008, Corning released $2.5 billion of valuation allowances including $2.4 billion from a change in judgment about the realizability of U.S. deferred tax assets in future years and $115 million from a change in estimate regarding current-year U.S. taxable income. Also, we recorded a $40 million gain related to a favorable tax settlement with the Canadian Revenue Agency. Corning recorded net losses of $53 million on certain available-for-sale securities included in cash and short-term investments.
- In 2007, a loss of $15 million from the repurchase of $223 million principal amount of our 6.25% Euro notes due 2010 and a credit of $103 million from the release of a valuation allowance on German tax benefits.
- In 2006, tax benefits of $83 million from the release of valuation allowances for certain foreign locations.

A reconciliation of reportable segment net assets to consolidated net assets follows (in millions):

	Years ended December 31,		
	2008	2007	2006
Total assets of reportable segments	**$10,338**	$ 8,253	$ 7,182
Non-reportable segments	**202**	235	350
Unallocated amounts:			
Current assets (1)	**3,327**	3,808	3,422
Investments (2)	**980**	1,039	765
Property, net (3)	**1,027**	981	794
Other non-current assets (4)	**3,382**	899	552
Total assets	**$19,256**	$15,215	$13,065

(1) Includes current corporate assets, primarily cash, short-term investments and deferred taxes.
(2) Represents corporate investments in affiliated companies, at both cost and equity (primarily Dow Corning Corporation).
(3) Represents corporate property not specifically identifiable to an operating segment.
(4) Includes non-current corporate assets, pension assets and deferred taxes.

19. Operating Segments (continued)

Information concerning principal geographic areas was as follows (in millions):

	2008		2007		2006	
	Net Sales	**Long-Lived Assets (1)**	Net Sales	Long-Lived Assets (1)	Net Sales	Long-Lived Assets (1)
North America						
United States	**$1,568**	**$ 4,455**	$1,630	$4,256	$1,479	$3,377
Canada	**113**		132		117	
Mexico	**50**	**72**	48	64	51	33
Total North America	**1,731**	**4,527**	1,810	4,320	1,647	3,410
Asia Pacific						
Japan	**803**	**1,784**	670	1,025	579	781
Taiwan	**1,966**	**2,678**	1,932	1,906	1,667	1,873
China	**293**	**372**	296	151	199	87
Korea	**57**	**1,960**	79	1,865	86	1,636
Other	**162**	**3**	182	3	145	7
Total Asia Pacific	**3,281**	**6,797**	3,159	4,950	2,676	4,384
Europe						
Germany	**237**	**154**	269	110	267	115
France	**60**	**121**	53	150	29	125
United Kingdom	**95**	**14**	73	27	110	
Italy			32		28	
Other	**417**	**17**	343	139	296	97
Total Europe	**809**	**306**	770	426	730	337
Latin America						
Brazil	**24**		22		20	
Other	**11**	**15**	10	15	12	15
Total Latin America	**35**	**15**	32	15	32	15
All Other	**92**	**20**	89	8	89	7
Total	**$5,948**	**$11,665**	$5,860	$9,719	$5,174	$8,153

(1) Long-lived assets primarily include investments, plant and equipment, goodwill and other intangible assets. Assets in the U.S. and Korea include investments in Dow Corning Corporation and Samsung Corning Precision.

20. Subsequent Events

On January 26, 2009 Corning committed to corporate-wide restructuring actions which will result in first quarter charges in the range of $115 million to $165 million pre-tax, in addition to the fourth quarter restructuring charges of $22 million. In total, Corning plans to reduce its workforce by 3,500 employees and expects to complete this restructuring plan by the end of 2009. Corning made the decision to restructure to adjust operations to reflect anticipated lower sales in 2009. The program will include a selective early retirement program, global workforce reductions and consolidation of manufacturing facilities. Total cash expenditures are expected to be roughly $105 million to $150 million primarily related to termination benefits.

On February 24, 2009, Dow Corning announced restructuring actions in response to current economic conditions that include the reduction of approximately 800, or 8%, of its global workforce. The impact of the restructuring charges to Corning's first quarter equity earnings is expected to be in the range of $17 million to $26 million.

Corning Incorporated and Subsidiary Companies
Valuation Accounts and Reserves
(in millions)

Year ended December 31, 2008	**Balance at Beginning of Period**	**Additions**	**Net Deductions And Other**	**Balance at End of Period**
Doubtful accounts and allowances	**$ 20**			**$ 20**
Deferred tax assets valuation allowance	**$3,181**		**$2,951**	**$ 230**
Accumulated amortization of purchased intangible assets	**$ 210**		**$ 6**	**$ 204**
Reserves for accrued costs of business restructuring	**$ 34**	**$19**	**$ (19)**	**$ 34**

Year ended December 31, 2007	Balance at Beginning of Period	Additions	Net Deductions And Other	Balance at End of Period
Doubtful accounts and allowances	$ 21		$ 1	$ 20
Deferred tax assets valuation allowance	$3,542		$ 361	$3,181
Accumulated amortization of purchased intangible assets	$ 229	$16	$ 35	$ 210
Reserves for accrued costs of business restructuring	$ 76		$ 42	$ 34

Year ended December 31, 2006	Balance at Beginning of Period	Additions	Net Deductions And Other	Balance at End of Period
Doubtful accounts and allowances	$ 24		$ 3	$ 21
Deferred tax assets valuation allowance	$3,672		$ 130	$3,542
Accumulated amortization of purchased intangible assets	$ 200	$29		$ 229
Reserves for accrued costs of business restructuring	$ 85	$ 6	$ 15	$ 76

Quarterly Operating Results
(unaudited)

(In millions, except per share amounts)

2008	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Total Year**
Net sales	**$1,617**	**$1,692**	**$1,555**	**$1,084**	**$5,948**
Gross margin	**$ 844**	**$ 852**	**$ 735**	**$ 307**	**$2,738**
Restructuring, impairment and other charges	**$ (1)**		**$ (2)**	**$ 22**	**$ 19**
Asbestos litigation charges (credits)	**$ (327)**	**$ 9**	**$ 6**	**$ (28)**	**$ (340)**
Income before income taxes, minority interests and equity earnings	**$ 790**	**$ 463**	**$ 326**	**$ (56)**	**$1,523**
(Provision) benefit for income taxes	**(66)**	**2,388**	**60**	**23**	**2,405**
Minority interests	**1**				**1**
Equity in earnings of affiliated companies, net of impairments	**304**	**360**	**382**	**282**	**1,328**
Net income	**$1,029**	**$3,211**	**$ 768**	**$ 249**	**$5,257**
Basic earnings per common share	**$ 0.66**	**$ 2.05**	**$ 0.49**	**$ 0.16**	**$ 3.37**
Diluted earnings per common share	**$ 0.64**	**$ 2.01**	**$ 0.49**	**$ 0.16**	**$ 3.32**

2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Net sales	$1,307	$1,418	$1,553	$1,582	$5,860
Gross margin	$ 591	$ 659	$ 742	$ 757	$2,749
Restructuring, impairment and other charges		$ (2)		$ (2)	$ (4)
Asbestos litigation charges (credits)	$ 110	$ 76	$ (16)	$ 15	$ 185
Income before income taxes, minority interests and equity earnings	$ 167	$ 289	$ 445	$ 390	$1,291
(Provision) benefit for income taxes	(56)	(19)	(66)	61	(80)
Minority interests		(1)	(1)	(1)	(3)
Equity in earnings of affiliated companies, net of impairments	216	220	239	267	942
Net income	$ 327	$ 489	$ 617	$ 717	$2,150
Basic earnings per common share	$ 0.21	$ 0.31	$ 0.39	$ 0.46	$ 1.37
Diluted earnings per common share	$ 0.20	$ 0.30	$ 0.38	$ 0.45	$ 1.34

[THIS PAGE INTENTIONALLY LEFT BLANK]

Annual Meeting

The annual meeting of shareholders will be held on Thursday, April 30, 2009, in Corning, NY. A formal notice of the meeting together with a proxy statement will be mailed to shareholders on or about March 16, 2009. The proxy statement can also be accessed electronically through the Investor Relations category of the Corning home page on the Internet at www.corning.com and at www.corning.com/2009_proxy. A summary report of the proceedings at the annual meeting will be available without charge upon written request to Ms. Denise A. Hauselt, Secretary and Assistant General Counsel, Corning Incorporated, HQ-E2-10, Corning, NY 14831.

Additional Information

A copy of Corning's 2008 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge to shareholders upon written request to Ms. Denise A. Hauselt, Secretary and Assistant General Counsel, Corning Incorporated, HQ-E2-10, Corning, NY 14831. The Annual Report, proxy statement, Form 10-K and other information can also be accessed electronically through the Investor Relations category of the Corning home page on the Internet at www.corning.com.

Investor Information

Investment analysts and investors who need additional information may contact Mr. Kenneth C. Sofio, Division Vice President, Investor Relations, Corning Incorporated, HQ-E2-25, Corning, NY 14831; Telephone 607.974.9000.

Common Stock

Corning Incorporated common stock is listed on the New York Stock Exchange. In addition, it is traded on the Boston, Midwest, Pacific and Philadelphia stock exchanges. Common stock options are traded on the Chicago Board Options Exchange. The abbreviated ticker symbol for Corning Incorporated is "GLW."

Transfer Agent & Registrar

Computershare Investor Services LLC
250 Royall Street, Mail Stop 1A
Canton, MA 02021
Telephone: 800.255.0461
Website: www.computershare.com/contactus

Independent Auditors

PricewaterhouseCoopers LLP
300 Madison Ave.
New York, NY 10017

Executive Certifications

Corning submitted its 2008 Annual CEO Certification to NYSE on compliance with NYSE corporate governance listing standards, and filed with SEC its Sarbanes Oxley Act 302 Certifications as exhibits to its most recent Form 10-K.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

The statements in this Annual Report that are not historical facts or information are forward-looking statements. These forward-looking statements involve risks and uncertainties that may cause the outcome to be materially different. Such risks and uncertainties include, but are not limited to:

- Global business, economic and political conditions,
- conditions in the financial and credit markets,
- tariffs, import duties, tax rates and currency fluctuations,
- product demand and industry capacity,
- competition and pricing,
- sufficiency of manufacturing capacity and efficiencies,
- availability and costs of critical components and materials,
- new product development and commercialization,
- order activity and demand from major customers
- fluctuations in spending by customers and pricing
- disruptions in commercial activities due to terrorist activity, armed conflict, political instability or major health concerns,
- new plant start-up or restructuring costs,
- effect of regulatory or legal developments,
- adequacy and availability of insurance,
- capital resource and cash flow activities,
- ability to pace capital spending to customer demand,
- credit rating and ability to obtain financing and capital,
- financial risk management,
- capital spending,
- equity company activities,
- interest costs,
- restructuring, goodwill and intangible asset impairment charges,
- acquisition and divestiture activities,
- rate of technology change,
- level of excess or obsolete inventory,
- ability to enforce patents,
- adverse litigation or regulatory developments,
- product, materials and components performance issues,
- stock price fluctuations,
- rate of substitution by end-users purchasing LCDs,
- downturn in demand for LCD glass substrates,
- customer ability to maintain profitable operations and obtain financing to fund expansions,
- fluctuations in supply chain inventory level,
- movements in foreign exchange rates, and
- other risks detailed in Corning's SEC filings.

Neither this report nor any statement contained herein is furnished in connection with any offering of securities or for the purpose of promoting or influencing the sale of securities.

Trademarks

The following trademarks of Corning Incorporated appear in this report: ClearCurve, Corning, Epic, Gorilla glass.

Corning is an equal opportunity employer.

Printed in the USA

Board of Directors

John Seely Brown
Retired Chief Scientist
Xerox Corporation
Palo Alto, CA
(2) (5)

Robert F. Cummings Jr.
Senior Managing Director
GSC Group
New York, NY
(1) (4)

James B. Flaws
Vice Chairman
& Chief Financial Officer
Corning Incorporated
Corning, NY
(4) (6)

Gordon Gund
Chairman
& Chief Executive Officer
Gund Investment Corporation
Princeton, NJ
(2) (5)

James R. Houghton
Chairman Emeritus
Corning Incorporated
Corning, NY
(3)

Kurt M. Landgraf
President
& Chief Executive Officer
Educational Testing Service
Princeton, NJ
(1) (3)

James J. O'Connor
Retired Chairman
& Chief Executive Officer
Unicom Corporation
Chicago, IL
(2) (5)

Deborah D. Rieman
Managing Director
Equus Management Company
Woodside, CA
(1) (3)

H. Onno Ruding
Retired Vice Chairman
& Director
Citicorp & Citibank, N. A.
Brussels, Belgium
(1) (4)

William D. Smithburg
Retired Chairman, President
& Chief Executive Officer
The Quaker Oats Company
Chicago, IL
(2) (5)

Hansel E. Tookes II
Retired Chairman
& Chief Executive Officer
Raytheon Aircraft Company
Palm Beach Gardens, FL
(4) (5)

Peter F. Volanakis
President
& Chief Operating Officer
Corning Incorporated
Corning, NY
(4) (6)

Wendell P. Weeks
Chairman of the Board
& Chief Executive Officer
Corning Incorporated
Corning, NY
(6)

Mark S. Wrighton
Chancellor
& Professor of Chemistry
Washington University in St. Louis
St. Louis, MO
(1) (3)

Corporate Officers

Wendell P. Weeks
Chairman of the Board
& Chief Executive Officer

James B. Flaws
Vice Chairman
& Chief Financial Officer

Peter F. Volanakis
President
& Chief Operating Officer

Kirk P. Gregg
Executive Vice President
& Chief Administrative Officer

Joseph A. Miller Jr.
Executive Vice President
& Chief Technology Officer

Pamela C. Schneider
Senior Vice President
& Operations Chief of Staff

Lawrence D. McRae
Senior Vice President —
Strategy & Corporate
Development

Katherine A. Asbeck
Senior Vice President —
Finance

Vincent P. Hatton
Senior Vice President
& General Counsel

Mark S. Rogus
Senior Vice President
& Treasurer

Denise A. Hauselt
Corporate Secretary
& Assistant General Counsel

R. Tony Tripeny
Vice President
& Corporate Controller

Other Officers

Thomas Appelt
Vice President
& General Manager —
Automotive Technologies

Mark A. Beck
Vice President
& General Manager —
Life Sciences

Thomas E. Blumer
Senior Vice President —
Procurement & Transportation

Gary S. Calabrese
Vice President —
Science & Technology
& Director New Business
Development Portfolio

James P. Clappin
President —
Display Technologies Asia

Jack H. Cleland
Vice President —
Deputy General Counsel
& Chief Compliance Officer

Charles R. Craig
Senior Vice President —
Science & Technology

Martin J. Curran
Senior Vice President
& General Manager —
Corning Optical Fiber

Michael W. Donnelly
Vice President —
Business Services

Lina M. Echeverria
Vice President & Director —
Exploratory Markets
& Technologies

Alan T. Eusden
President —
Corning Display Technologies
Taiwan

Vivian L. Gernand
Vice President —
Global Commercial Development

Marc S. Giroux
Vice President —
Photovoltaic Glass Technologies

Thomas R. Hinman
Senior Vice President
& General Manager —
Environmental Technologies

Clifford L. Hund
General Manager & President —
Corning East Asia

Clark S. Kinlin
President
& Chief Executive Officer —
Corning Cable Systems

Mark W. Lauroesch
Vice President
& General Intellectual
Property Counsel

John P. MacMahon
Senior Vice President —
Global Compensation & Benefits

Jean-Pierre Mazeau
Senior Vice President —
Corporate Product
& Process Development

Donald A. McCabe Jr.
Senior Vice President —
Manufacturing
& Performance Excellence

E. Marie McKee
Senior Vice President —
Corning Incorporated

Kevin J. McManus
Vice President
& Chief Information Officer

David L. Morse
Senior Vice President —
Science & Technology
& Director Corporate Research

Eric S. Musser
General Manager —
Corning Greater China

Mark A. Newhouse
Senior Vice President
& Director —
New Business Development,
Science & Technology

Christine M. Pambianchi
Vice President —
Human Resources

Timothy J. Regan
Senior Vice President —
Worldwide Government Affairs

James R. Steiner
Senior Vice President
& General Manager —
Specialty Materials

Curt Weinstein
Vice President
& General Manager —
Heavy Duty Diesel Technologies

Board Committees
(1) Audit; (2) Compensation; (3) Corporate Relations; (4) Finance; (5) Nominating & Corporate Governance; (6) Executive

Possibilities made real

CORNING

Corning Incorporated

One Riverfront Plaza
Corning, NY 14831-0001
U.S.A.

www.corning.com

PT# 02AR39408EN

END


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